                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)

                       CB RICHARD ELLIS SERVICES, INC.
                  ------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, $0.01 PAR VALUE
                    --------------------------------------
                        (Title of Class of Securities)

                                   12489L08
                  ------------------------------------------
                                (CUSIP Number)

                              FREDERIC V. MALEK
                         C/O THAYER CAPITAL PARTNERS
                  1455 PENNSYLVANIA AVENUE, N.W., SUITE 350
                             WASHINGTON, DC 20004
                                (202) 371-0150

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 23, 2001
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 12489L108                   13D                          Page 2 of 215
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
--------------------------------------------------------------------------------
  1.    NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            FREDERIC V. MALEK
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY

--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS*:

           PF
--------------------------------------------------------------------------------
  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)




                                                                            [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

        UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER

                          -0-
   NUMBER OF    ----------------------------------------------------------------
     SHARES      8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           8,929,436**
      EACH      ----------------------------------------------------------------
   REPORTING     9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH                -0-
                ----------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER

                      8,929,436**
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,929,436**
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




                                                                            [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

             40.4%**
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------
         *See Instructions Before Filling Out!
         **See Item 5 of Schedule 13D.

                                                                 Page i of 215




               This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") as filed with the Commission on December [11], 2000 (as amended, the "Schedule 13D") by Frederic V. Malek. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

               Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

ITEM 2.        IDENTITY AND BACKGROUND.

               Item 2 of the Schedule 13D is hereby supplemented as follows:

               As described in Item 4 below, BLUM CB Holding Corp., a Delaware corporation ("Holding"), and its subsidiary Newco entered into an Agreement and Plan of Merger with the Issuer dated as of February 23, 2001 (the "Agreement"), pursuant to which, on the terms and conditions set forth therein, Newco, a wholly owned subsidiary of Holding, would be merged with and into the Issuer (the "CBRE Merger"), and holders of Common Stock (other than certain holders described in Item 4 below) would receive consideration of $16.00 per share in cash (the "CBRE Merger Consideration") in exchange for their shares.

               The Reporting Person has been advised by BLUM of the following information with respect to Holding: Holding is a Delaware corporation newly formed by Strategic. The principal business of Holding is to engage in the transactions set forth in the Agreement. The President and sole Director of Holding is Claus J. Moller, who is a United States citizen and whose principal occupation or employment is Managing Partner of BLUM LP. The Treasurer and Vice President of Holding is Christian Puscasiu, who is a United States citizen and whose principal occupation or employment is Vice President of BLUM LP. The Secretary and Vice President of Holding is Murray A. Indick, who is a United States citizen and whose principal occupation or employment is Partner and General Counsel of BLUM LP. The principal business office address of Holding and Messrs. Moller, Puscasiu and Indick is 909 Montgomery Street, Suite 400, San Francisco, California 94133. To the best knowledge of the Reporting Person, none of the entities or persons identified in this paragraph has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               The information set forth in this Item 2 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit A), which is expressly incorporated herein by reference.

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CUSIP No. 12489L108                 13D                          Page ii of 215
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ITEM 3.        SOURCE OF FUNDS AND OTHER CONSIDERATION.

               Item 3 of the Schedule 13D is hereby deleted in its entirety, except for paragraph two thereof, and replaced with the following paragraphs:

               Holding and Newco estimate that they will require approximately $681.7 million to consummate the transactions contemplated by the Agreement, including to pay the aggregate CBRE Merger Consideration to holders of Common Stock (other than certain holders described in Item
        4), refinance certain indebtedness of the Issuer and pay related fees and expenses. These payments and refinancings will be funded through a combination of equity and debt financing.

               In connection with the Agreement, Holding has entered into a Contribution and Voting Agreement, dated as of February 23, 2001 (the "Contribution Agreement") (attached hereto as Exhibit B), with Newco, Strategic, FSEP III, FSEP International, Koll Holding, the Reporting Person, Wirta and White in order to provide a portion of the capital necessary to fund the Agreement. Pursuant to the Contribution Agreement, each of Strategic, FSEP III, FSEP International, Koll Holding, the Reporting Person, Wirta and White have agreed to contribute all or a portion of the Common Stock that they beneficially own to Holding immediately prior to the closing of the CBRE Merger. Such shares of Common Stock will be cancelled at the effective time of the CBRE Merger. In addition, concurrent with such contributions of Common Stock to Holding, Strategic has agreed to contribute to Holding between $60.8 million and $109.9 million of cash (as determined by Holding no less than twelve business days prior to the closing of the transaction contemplated by the Contribution Agreement).

               The Reporting Person has been advised by BLUM of the following information: In addition to the financing discussed above with respect to the Contribution Agreement, Credit Suisse First Boston ("CSFB") has provided Newco with a Commitment Letter (the "CSFB Commitment Letter") (attached hereto as Exhibit E) and DLJ Investment Funding, Inc. ("DLJ") has provided Holding with a Commitment Letter (the "DLJ Commitment Letter" and together, the "Commitment Letters") (attached hereto as Exhibit F), each with respect to debt financing contemplated by the Agreement. Subject to the terms and conditions of the CSFB Commitment Letter, CSFB has committed to provide to Newco at least $400 million of term loan debt financing (subject to reduction as provided in the CSFB Commitment Letter, the "Term Loans") and a $100 million revolving credit facility (the "Revolving Loan"). Subject to the terms and conditions of the DLJ Commitment Letter, DLJ has committed to purchase from Holding at least $75 million of 16% Senior Notes of Holding, together with common stock of Holding representing 3.0% of Holding's total common stock including any options granted by Holding to management of Holding and the Issuer (the "Mezzanine Financing", and together with the Term Loans and the Revolving Loan, the "Financings"). The Commitment Letters have been obtained, subject to the terms and conditions thereof, to pay, together with the proceeds received pursuant to the Contribution Agreement, the aggregate CBRE Merger Consideration pursuant to the CBRE Merger, to refinance indebtedness of the Issuer that will become due as a result of the transactions

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CUSIP No. 12489L108                 13D                          Page iii of 215
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        contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries. CSFB's and DLJ's commitments to provide the Financings are subject to execution of definitive agreements with respect thereto and other conditions as set forth in the applicable Commitment Letters.

               The information set forth in this Item 3 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit A), the Contribution Agreement (attached hereto as Exhibit B), the CSFB Commitment Letter (attached hereto as Exhibit E) and the DLJ Commitment Letter (attached hereto as Exhibit F), each of which is expressly incorporated herein by reference.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 of the Schedule 13D is hereby amended by deleting paragraphs one through four thereof and replacing them with the following paragraphs:

               On February 23, 2001, Newco, Holding and the Issuer entered into the Agreement (attached hereto as Exhibit A) pursuant to which, on the terms and subject to the conditions set forth therein, Newco will be merged with and into the Issuer, and holders of Common Stock (other than certain holders described in this Item 4) will receive the CBRE Merger Consideration in exchange for each of their shares.

               Also pursuant to the Agreement, on the terms and subject to the conditions set forth therein (including, without limitation, receiving all necessary consents from holders of options), all options to acquire shares of Common Stock will be cancelled at the time of the CBRE Merger and each holder of options to acquire shares of Common Stock will receive for each share of Common Stock subject to such options the greater of (x) the excess, if any, of the CBRE Merger Consideration over the exercise price per share of Common Stock subject to such cancelled options and (y) $1.00.

               On the terms and subject to the conditions set forth in the Agreement, at the time of the CBRE Merger, each participant in Issuer's deferred compensation plan that holds Stock Fund Units (as defined in the Issuer's deferred compensation plan) that are vested as of the effective time of the CBRE Merger will be entitled to elect, prior to the effective time, to (i) convert the value of the vested Stock Fund Units (based upon the CBRE Merger Consideration) into any of the insurance mutual fund alternatives provided under the deferred compensation plan, (ii) receive a cash payment on the first anniversary of the effective time equal to the sum of (A) the value of the vested Stock Fund Units (based upon the CBRE Merger Consideration) and (B) interest of 10% per annum from the period beginning the day after the effective time and ending on the day immediately prior to the first anniversary of the Effective Time; provided, however, that if the participant's employment is terminated for cause or the participant resigns prior to the first anniversary of the effective time of the Merger, the participant will forfeit such interest, or
        (iii) continue to hold the vested Stock Fund Units (in which case each such Stock Fund Unit will represent the right to receive a share of common stock of Holding after the CBRE

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CUSIP No. 12489L108                 13D                          Page iv of 215
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        Merger). On the terms and subject to the conditions set forth in the
        Agreement, at the time of the CBRE Merger, each participant in Issuer's deferred compensation plan that holds Stock Fund Units that are not vested as of the effective time of the CBRE Merger will continue to hold such unvested Stock Fund Units subject to the same vesting provisions (in which case each such Stock Fund Unit will represent the right to receive a share of common stock of Holding after the CBRE Merger).

               In addition, pursuant to the Agreement, on the terms and subject to the conditions set forth therein, each participant in the Issuer's Capital Accumulation Plan with an account balance invested in the Company Stock Fund (as defined in the Issuer's Capital Accumulation Plan) will receive, in consideration for such participant's Common Stock in the Company Stock Fund, the product of
        (i) the number of shares of Common Stock held in the Company Stock Fund at such time multiplied by (ii) the CBRE Merger Consideration (the "Plan Proceeds"). On the terms and subject to the conditions set forth therein, as of the effective time of the CBRE Merger, provided that the registration statement contemplated by the Agreement and to be filed by Holding has previously been declared effective by the SEC, each such participant may invest, the Plan Proceeds in shares of the common stock of Holding based on a per share price equal to the CBRE Merger Consideration. Unless Holding determines otherwise, the aggregate number of shares of Holding common stock that all such participants will be entitled to purchase with such Plan Proceeds will not exceed the quotient of (i) fifty percent of the sum of the Plan Proceeds of all such participants divided by (ii) the CBRE Merger Consideration. In the event that such participants request to purchase an aggregate number of shares of Holding common stock in excess of such limitation, the amount subscribed to by each such participant will be reduced pro rata based on the number of shares of Holding common stock each such participant initially requested to purchase.

               Consummation of the transactions contemplated by the Agreement are subject to, among other things: (a) the affirmative approval of the Agreement by holders of two-thirds of the outstanding Common Stock held by stockholders other than the BLUM Parties, FSEP III, FSEP International, the Reporting Person, Koll Holding, Wirta, White and their respective affiliates; (b) the receipt of debt funding contemplated by the Commitment Letters on substantially the terms set forth in the Commitment Letters or the funding of alternative debt financing on substantially comparable terms; (c) the receipt of required consents from the holders of the Issuer's 8-7/8% Senior Subordinated Notes due 2006 as set forth in the Agreement; (d) receipt of any material governmental and third party approvals (including expiration or early termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended); (e) the declaration of effectiveness by the SEC of a Registration Statement on Form S-1 or comparable form, together with any supplements thereto, registering shares of common stock of Holding for issuance to employees of the Issuer under the Securities Act of 1933, as amended (the "Securities Act"); and (f) the delivery to the Board of Directors of Issuer of a letter as to the solvency of the Issuer and its subsidiaries after giving effect to the CBRE Merger, the transactions contemplated by the Contribution Agreement and the Financings.

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CUSIP No. 12489L108                 13D                          Page v of 215
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               In connection with the Agreement, subsequent to the CBRE
        Merger, the Reporting Person has been advised by BLUM that BLUM intends to delist the Common Stock from the New York Stock Exchange and to register the Common Stock under the Exchange Act of 1934, as amended (the "Exchange Act").

        Pursuant to the Agreement and a Securityholders' Agreement, a form of which is an exhibit to the Contribution Agreement and will be entered into by the Issuer, Holding, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, the Reporting Person, White and Wirta upon closing of the CBRE Merger (the "Securityholders' Agreement") (attached hereto as Exhibit C), the Board of Directors of Holding after consummation of the Agreement will consist of eight directors, including four directors designated by Strategic, one director designated by FSEP and FSEP International acting together, Wirta, White and one of the Issuer's real estate brokerage employees. In addition, pursuant to the Securityholders' Agreement, Strategic will be entitled to designate one additional director of Holding at any time. The Agreement provides that Newco's directors at the effective time of the CBRE Merger will be the Issuer's directors after such time and that the Issuer's officers at the effective time of the CBRE Merger will remain the Issuer's officers after such time. The Agreement also provides that the Issuer will use its commercially reasonable efforts to obtain the resignation from the Issuer's Board of Directors of all directors other than Blum, Freeman, Wirta and White prior to the CBRE Merger.

        The Contribution Agreement provides, among other things, that upon consummation of the CBRE Merger, the FS Investor Warrants will be cancelled and Holding will issue new warrants to each of FSEP III and FSEP International, which warrants will expire on August 27, 2007 and, collectively, be exercisable for 247,220 shares of the common stock of Holding. The terms of such new warrants are set forth in a form of Warrant Agreement that is an exhibit to the Securityholders' Agreement (the "Warrant Agreement") (attached hereto as Exhibit D).

        The Contribution Agreement further provides that each of the BLUM Parties and Koll Holding agrees that at the time of the closing under the Agreement, the warrants to acquire 55,936 shares of Common Stock beneficially owned by each of the BLUM Parties and Koll Holding will be converted into the right to receive $1.00 per share underlying such warrants and shall not thereafter represent the right to receive any securities of, or other consideration from, Holding or the Issuer.


        Item 4 of the Schedule 13D is further amended by deleting the thirteenth and fourteenth paragraphs therein and replacing them with the following:

               The information set forth in this Item 4 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit A), the Contribution Agreement (attached hereto as Exhibit B), the Securityholders' Agreement (attached hereto as Exhibit C), the Warrant Agreement (attached hereto as Exhibit D) and the Commitment Letters (attached hereto as Exhibits E and F), each of which is expressly incorporated herein by reference.

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CUSIP No. 12489L108                 13D                          Page vi of 215
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ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby supplemented by inserting the following paragraph immediately after the forth paragraph therein:

               As a result of the matters described in Items 2, 3 and 4 above, the Reporting Person together with the BLUM Parties, the FS Parties, the Other Parties and Holding may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and Holding may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed to be beneficially owned by the Reporting Person, the BLUM Parties, the FS Parties, and the Other Parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Item 6 of the Schedule 13D is hereby amended by deleting paragraphs one through four and replacing them with the following paragraphs:

               As described in Items 2, 3 and 4 hereof, Holding and Newco have entered into the Agreement (attached hereto as Exhibit A) with the Issuer dated as of February 23, 2001, whereby, among other things, Newco will merge with and into the Issuer. In connection with the Agreement, each share of the Common Stock (other than as described in Item 4) will be converted into the right to receive the CBRE Merger Consideration.

               As described in Items 3 and 4 hereof, on February 23, 2001, Newco, Holding, Strategic, FSEP III, FSEP International, Wirta, White, Koll Holding and the Reporting Person entered into the Contribution Agreement (attached hereto as Exhibit B), which sets forth certain understandings among the parties thereto with respect to certain contributions of Common Stock and cash to be made to Holding in connection with the consummation of the transactions under the Agreement. The Contribution Agreement also includes, among other things, certain agreements by the parties thereto with respect to (i) the voting of Common Stock held by them regarding the Agreement and the CBRE Merger and any potential competing acquisition proposals and
        (ii) the reimbursement of expenses incurred by such parties and (iii) the allocation among certain of such parties of fees received from the Issuer under the Agreement.

               As described in Item 4 hereof, in connection with the closing of the CBRE Merger, pursuant to the Contribution Agreement, Holding, the Issuer, Strategic, FSEP III, FSEP International, DLJ, Koll Holding, the Reporting Person will execute the Securityholders' Agreement (attached hereto as Exhibit C). The Securityholders' Agreement sets forth certain agreements of the parties thereto with respect to their ownership of common stock and other securities of Holding after the CBRE Merger, including the composition of the Board of Directors of Holding.

               As described in Item 4 hereof, in connection with the closing of the CBRE Merger, pursuant to the Contribution Agreement, Holding will issue warrants to acquire



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


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CUSIP No. 12489L108                 13D                          Page vii of 215
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        247,220 shares of Holding common stock to FSEP III and FSEP
        International, the terms of which are set forth in a Warrant Agreement (attached hereto as Exhibit D).

               As described in Items 3 and 4 hereof, CSFB and DLJ have provided Newco and Holding, respectively, with the Commitment Letters (attached hereto as Exhibits E and F, respectively) with respect to the Financings. The Financings will be used, together with the proceeds received by Holding pursuant to the Contribution Agreement, to pay the CBRE Merger Consideration to the holders of Common Stock (other than as described in Item 4), to refinance indebtedness of the Issuer that will become due as a result of the transactions contemplated by the Agreement, to pay all related fees and expenses and to provide additional financing for future working capital and general corporate needs of the Issuer and its subsidiaries.

               In connection with the negotiation and signing of the Agreement, the Issuer entered into a Confidentiality Agreement, dated as of December 15, 2001, with BLUM LP, FSEP III, FSEP International, Koll Holding, the Reporting Person, Wirta and White (as amended on February 23, 2001, the "Confidentiality Agreement") (attached hereto as Exhibit G). Pursuant to the Confidentiality Agreement, the signatories thereto other than the Issuer have made certain agreements with respect to, among other things, restrictions on their acquisition of Common Stock and the confidential treatment of information made available to such parties during the course of such negotiations.

               In connection with the signing of the Agreement, Strategic entered into a letter agreement, dated as of February 23, 2001 (the "BLUM Agreement") (attached hereto as Exhibit H), pursuant to which, among other things, Strategic guaranteed the payment to the Issuer of any amounts which are finally judicially determined to be due to the Issuer from Holding or Newco by reason of the willful breach of the terms of the Agreement by Holding or Newco, subject to a maximum of all such payments to the Issuer from Strategic of $20 million. In connection with the BLUM Agreement, Strategic, FSEP III and FSEP International entered into a letter agreement, dated as of the same date (the "FSEP Agreement") (attached hereto as Exhibit I), pursuant to which FSEP III and FSEP International, together, agreed that, in the event that Strategic becomes obligated to make payments to the Issuer pursuant to the BLUM Agreement and the action by Holding or Newco resulting in such payment to the Issuer was mutually agreed by Strategic, on the one hand, and FSEP III and FSEP International, on the other hand, then FSEP III and FSEP International will contribute together to Strategic 36% of such payments made by Strategic to the Issuer, subject to an aggregate limit on all such payments by FSEP III and FSEP International, together, of $3.6 million.

               The information set forth in this Item 6 is qualified in its entirety by reference to the Agreement (attached hereto as Exhibit A), the Contribution Agreement (attached hereto as Exhibit B), the Securityholders' Agreement (attached hereto as Exhibit C), the Warrant Agreement (attached hereto as Exhibit D), the CSFB Commitment Letter (attached hereto as Exhibit E), the DLJ Commitment Letter (attached hereto as Exhibit F), the Confidentiality Agreement (attached hereto as Exhibit G), the BLUM Agreement

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CUSIP No. 12489L108                 13D                         Page viii of 215
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        (attached hereto as Exhibit H) and the FSEP Agreement (attached hereto as Exhibit I), each of which is expressly incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

               Item 7 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following:

               A.     Agreement dated February 23, 2001.

               B.     Contribution Agreement dated February 23, 2001.

               C.     Form of Securityholders' Agreement.

               D.     Form of Warrant Agreement.

               E.     CSFB Commitment Letter dated February 23, 2001.

               F.     DLJ Commitment Letter dated February 23, 2001.

               G. Confidentiality Agreement dated December 15, 2001 and the Amendment to the Confidentiality Agreement dated February 23, 2001.

               H.     BLUM Agreement dated February 23, 2001.

               I.     FSEP Agreement dated February 23, 2001.

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CUSIP No. 12489L108                              13D              Page ix of 215
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                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2000

By:     /s/ Frederic V. Malek
    -------------------------
    Frederic V. Malek

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CUSIP No. 12489L108                 13D                          Page x of 215
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Exhibit A




================================================================================











                                  AGREEMENT AND

                                 PLAN OF MERGER

                                  BY AND AMONG

                        CB RICHARD ELLIS SERVICES, INC.,

                              BLUM CB HOLDING CORP.

                                       AND

                                  BLUM CB CORP.





                                FEBRUARY 23, 2001




================================================================================

                              TABLE OF CONTENTS

                                                                                          PAGE

ARTICLE 1     DEFINITIONS....................................................................1

        1.1.   Definitions...................................................................1

ARTICLE 2     THE MERGER.....................................................................7

        2.1.   The Merger....................................................................7

        2.2.   Organizational Documents......................................................7

        2.3.   Directors and Officers........................................................8

ARTICLE 3     CONVERSION OF SECURITIES AND RELATED MATTERS...................................8

        3.1.   Capital Stock of Acquiror.....................................................8

        3.2.   Cancellation of Treasury Stock and Acquiror Owned Shares......................8

        3.3.   Conversion of Company Shares..................................................8

        3.4.   Exchange of Certificates......................................................8

        3.5.   Company Stock Options........................................................10

        3.6.   Deferred Compensation Plan...................................................10

        3.7.   Capital Accumulation Plan....................................................11

        3.8.   Dissenting Shares............................................................11

ARTICLE 4     REPRESENTATIONS AND WARRANTIES OF THE COMPANY.................................12

        4.1.   Corporate Existence and Power................................................12

        4.2.   Corporate Authorization......................................................12

        4.3.   Governmental Authorization...................................................13

        4.4.   Non-Contravention............................................................13

        4.5.   Capitalization...............................................................13

        4.6.   Subsidiaries.................................................................14

        4.7.   Company SEC Documents........................................................15

        4.8.   Financial Statements; No Material Undisclosed Liabilities....................15


        4.9.   Absence of Certain Changes...................................................16

        4.10.  Litigation...................................................................16

        4.11.  Taxes........................................................................17

        4.12.  Employee Benefits............................................................17

        4.13.  Compliance with Laws; Licenses, Permits and Registrations....................20

        4.14.  Title to Properties..........................................................20

        4.15.  Intellectual Property........................................................20

        4.16.  Finders' Fees; Opinions of Financial Advisor.................................21

        4.17.  Labor Matters................................................................21

        4.18.  Material Contract Defaults...................................................21

        4.19.  Required Vote; Board Approval................................................22

        4.20.  Information to Be Supplied...................................................22

        4.21.  Disclaimer of Other Representations and Warranties...........................23

ARTICLE 5     REPRESENTATIONS AND WARRANTIES OF HOLDING AND ACQUIROR........................23

        5.1.   Corporate Existence and Power................................................23

        5.2.   Corporate Authorization......................................................23

        5.3.   Governmental Authorization...................................................24

        5.4.   Non-Contravention............................................................24

        5.5.   Financing....................................................................24

        5.6.   Information to Be Supplied...................................................25

        5.7.   No Breach....................................................................26

        5.8.   Disclaimer of Other Representations and Warranties...........................26

ARTICLE 6     COVENANTS OF THE COMPANY......................................................26

        6.1.   Company Interim Operations...................................................26

        6.2.   Stockholder Meeting..........................................................29

        6.3.   Acquisition Proposals; Board Recommendation..................................29

ARTICLE 7    COVENANTS OF HOLDING AND ACQUIROR..............................................31

        7.1.   Director and Officer Liability...............................................31

        7.2.   Employee Benefits............................................................33

        7.3.   Severance Plan...............................................................34

        7.4.   Conduct of Holding and Acquiror..............................................34

        7.5.   Transfer Taxes...............................................................34

        7.6.   Investment Banking Fee.......................................................34

        7.7.   Financing Arrangements.......................................................34

        7.8.   Contribution and Voting Agreement............................................35

        7.9.   Board Member.................................................................35

ARTICLE 8    COVENANTS OF HOLDING, ACQUIROR AND THE COMPANY.................................35

        8.1.   Efforts and Assistance.......................................................35

        8.2.   Proxy Statement and Schedule 13E-3...........................................37

        8.3.   Public Announcements.........................................................38

        8.4.   Access to Information; Notification of Certain Matters.......................38

        8.5.   Further Assurances...........................................................39

        8.6.   Registration Statement.......................................................39

        8.7.   Disposition of Litigation....................................................40

        8.8.   Confidentiality Agreements...................................................40

        8.9.   Resignation of Directors.....................................................40

        8.10.  Senior Subordinated Notes....................................................40

ARTICLE 9    CONDITIONS TO MERGER...........................................................42

        9.1.   Conditions to the Obligations of Each Party..................................42

        9.2.   Conditions to the Obligations of the Company.................................42

        9.3.   Conditions to the Obligations of Acquiror....................................43

ARTICLE 10   TERMINATION....................................................................44

        10.1.  Termination..................................................................44

        10.2.  Effect of Termination........................................................45

        10.3.  Fees and Expenses............................................................46

ARTICLE 11   MISCELLANEOUS..................................................................46

        11.1.  Notices......................................................................46

        11.2.  Survival of Representations, Warranties and Covenants
               after the Effective Time.....................................................47

        11.3.  Amendments; No Waivers.......................................................47

        11.4.  Successors and Assigns.......................................................47

        11.5.  Counterparts; Effectiveness; Third Party Beneficiaries.......................48

        11.6.  Governing Law................................................................48

        11.7.  Jurisdiction.................................................................48

        11.8.  Enforcement..................................................................48

        11.9.  Entire Agreement.............................................................48

        11.10. Authorship...................................................................48

        11.11. Severability.................................................................49

        11.12. Waiver of Jury Trial.........................................................49

        11.13. Headings; Construction.......................................................49





                         AGREEMENT AND PLAN OF MERGER


        This AGREEMENT AND PLAN OF MERGER (the "AGREEMENT") is made and entered into this 23rd day of February 2001, by and among CB Richard Ellis Services, Inc., a Delaware corporation (the "COMPANY"), BLUM CB Holding Corp., a Delaware corporation ("HOLDING"), and BLUM CB Corp., a Delaware corporation wholly owned by Holding ("ACQUIROR").

        WHEREAS, a Special Committee of the Board of Directors of the Company has (i) determined that the Merger (as defined herein) is advisable and in the best interest of the

Company's stockholders (other than the members of the Buying Group (as defined herein)), and (ii) approved the Merger and recommended approval of the Merger by the Board of Directors of the Company;

        WHEREAS, the Board of Directors of the Company, subsequent to the recommendation of the Special Committee, has (i) determined that the Merger is advisable and in the best interest of the Company's stockholders (other than the members of the Buying Group), and (ii) approved the Merger;

        WHEREAS, the Board of Directors of each of Holding and Acquiror has determined that the Merger is advisable and in the best interest of its stockholders;

        WHEREAS, Holding, Acquiror and certain stockholders of the Company (the "BUYING Group") have entered into a contribution and voting agreement, a copy of which is attached hereto as Exhibit A (the "CONTRIBUTION AND VOTING AGREEMENT"), pursuant to which, among other things, those stockholders have agreed to vote their Company Shares in favor of adopting and approving this Agreement and the Merger; and

        WHEREAS, by resolutions duly adopted, the respective Boards of Directors of the Company, Holding and Acquiror have approved and adopted this Agreement and the transactions and other agreements contemplated hereby.

        NOW, THEREFORE, in consideration of the premises and promises contained herein, and intending to be legally bound, the parties hereto agree as set forth below.

                                  ARTICLE 1

                                 DEFINITIONS

        1.1. DEFINITIONS. (a) As used herein, the following terms have the meanings set forth below:

        "ACQUIROR SHARE" means one share of common stock of Acquiror, $0.01 par value per share.

        "ACQUISITION PROPOSAL" means any offer or proposal (whether or not in writing) from any Third Party regarding any of the following: (a) a transaction pursuant to which a Third Party acquires or would acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of any class of Equity Interests of the Company, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (b) a merger, consolidation, business combination, reorganization, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, or (c) any transaction which would result in a Third Party acquiring 15% or more of the fair market value on a consolidated basis of the assets (including, without limitation, the capital stock of Subsidiaries) of the Company and its Subsidiaries immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise).

        "AFFILIATE" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term "CONTROL" (including the correlative terms "controlling", "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

        "BUSINESS DAY" means any day, other than a Saturday, Sunday or one on which banks are authorized by Law to close in New York, New York.

        "CAPITAL ACCUMULATION PLAN" means the Capital Accumulation Plan of the Company as amended through the date of this Agreement.

        "CODE" means the U.S. Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

        "COMPANY BALANCE SHEET" means the Company's consolidated balance sheet included in the Company 10-K relating to its year ended on December 31, 1999.

        "COMPANY MATERIAL ADVERSE EFFECT" means any material adverse effect on
(a) the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement or the other agreements and transactions contemplated hereby; provided, however, that this definition shall exclude any material adverse effect arising out of any change or development resulting from (v) U.S. or global general economic or political conditions, (w) conditions generally affecting the industry in which the Company and its Subsidiaries operate, (x) changes in U.S. or global financial markets or conditions, (y) any generally applicable change in Law or GAAP or interpretation of any thereof and/or (z) the announcement of this Agreement or the transactions contemplated hereby or the Company's performance of its obligations under this Agreement and compliance with the covenants set forth herein.

        "COMPANY SHARE" means one share of common stock of the Company, $0.01 par value per share.

        "COMPANY SEC DOCUMENTS" means (a) the annual report on Form 10-K of the Company (the "COMPANY 10-K"), for the years ended December 31, 1998 and 1999,
(b) the quarterly reports on Form 10-Q of the Company for the quarters ended March 31, June 30 and September 30, 1999 and 2000, (c) the Company's proxy statements relating to meetings of, or actions taken without a meeting by, the Company Stockholders, since January 1, 1999, and (d) all other reports, filings, registration statements and other documents filed by the Company with the SEC since January 1, 1999; in each case including all exhibits, appendices and attachments thereto, whether filed therewith or incorporated by reference therein.

        "COMPANY STOCKHOLDERS" or "STOCKHOLDERS" means the stockholders of the Company as of the date hereof, as of the record date for the Company Stockholder Meeting and as of the Closing Date, as applicable.

        "DEFERRED COMPENSATION PLAN" means the Deferred Compensation Plan of the Company, as amended and restated as of November 1, 1999, and as further amended through the date of this Agreement.

        "EQUITY INTEREST" means with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock or other equity interests (including, without limitation, partnership or membership interests in a partnership or limited liability company or any other interest or participation that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person) whether outstanding on the date hereof or issued after the date hereof.

        "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "GOVERNMENTAL ENTITY" means any federal, state or local governmental authority, any transgovernmental authority or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

        "HOLDING MATERIAL ADVERSE EFFECT" means any change or effect that would prevent or materially impair the ability of Holding or Acquiror to consummate the Merger and the other transactions contemplated by this Agreement.

        "JOINT VENTURE" means, with respect to any Person, any corporation or other entity (including a division or line of business of such corporation or other entity) (a) of which such Person and/or any of its Subsidiaries beneficially owns a portion of the Equity Interests that is insufficient to make such corporation or other entity a Subsidiary of such Person, and (b) that is engaged in the same business as such Person or its Subsidiaries or in a related or complementary business. "COMPANY JOINT VENTURE" means a Joint Venture of the Company.

        "KNOWLEDGE" means, with respect to the matter in question, if any of the executive officers of the Company listed in Section 1.1 of the Company Disclosure Schedule has actual knowledge of the matter.

        "LAW" means any federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction or ordinance or other legal requirement.

        "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of an asset; provided, however, that the term "LIEN" shall not include (a) liens for utilities and current Taxes not yet due and payable, (b) mechanics', carriers', workers', repairers', materialmen's, warehousemen's and other similar liens arising or incurred in the ordinary course of business or (c) liens for Taxes being contested in good faith.

        "MATERIAL JOINT VENTURE" means a Company Joint Venture in which the Company and the Company Subsidiaries, collectively, have invested, or committed to invest, at least $3.0 million.

        "MATERIAL SUBSIDIARY" means a Company Subsidiary with more than $25.0 million in consolidated revenue during the Company's fiscal year ended December 31, 2000.

        "NON-U.S. COMPETITION LAWS" means all (a) non-U.S. Laws intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, (b) antitrust Laws by antitrust authorities outside of the United States and (c) takeover Laws of jurisdictions outside of the United States.

        "PERSON" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any Governmental Entity.

        "PROSPECTUS" means the prospectus included in the Registration Statement, together with any amendments or supplements thereto.

        "PROXY STATEMENT" means the proxy statement relating to the Company Stockholder Meeting, together with any amendments or supplements thereto.

        "RCBA" means RCBA Strategic Partners, L.P., a Delaware limited partnership and the sole stockholder of Holding as of the date hereof.

        "REGISTRATION STATEMENT" means the Registration Statement on Form S-1 or comparable form, together with any supplements thereto, registering shares of common stock of Holding for issuance to employees of the Company under the Securities Act.

        "SCHEDULE 13E-3" means the Statement on Schedule 13E-3 to be filed by the Company and Holding concurrently with the filing of the Proxy Statement pursuant to the Exchange Act, together with any amendments or supplements thereto.

        "SEC" means the Securities and Exchange Commission.

        "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "SPECIAL COMMITTEE" means the Special Committee of the Board of Directors appointed by resolution of the Company's Board of Directors adopted on November 10, 2000.

        "SUBSIDIARY" means, with respect to any Person, any corporation or other entity (including joint ventures) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are directly or indirectly owned, by such Person. "COMPANY SUBSIDIARY" means a Subsidiary of the Company.
        "SUPERIOR PROPOSAL" means any of the transactions described in the definition of Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 51% for purposes of this definition) that is on terms which a majority of the disinterested members of the Company's Board of Directors or the Special Committee determines in good faith, after considering the advice of outside legal counsel and financial advisors (a) represents a financially superior transaction for the Company's Stockholders (other than Holding, Acquiror and the members of the Buying Group and each of their respective Affiliates) to the transactions contemplated hereby; (b) would result in a transaction, if consummated, that would be more favorable to the Company's Stockholders (other than Holding, Acquiror and the members of the Buying Group and each of their respective Affiliates) (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror) than the transactions contemplated hereby; and (c) is reasonably capable of being consummated (including, without limitation, the availability of committed financing).

        "TAXES" means all United States federal, state, local or foreign income, profits, estimated gross receipts, windfall profits, environmental (including taxes under Section 59A of the Code), severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, capital gains, capital stock, employment, withholding, social security (or similar), disability, transfer, registration, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, estimated, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to tax that may become payable in respect therefore imposed by any Governmental Entity, whether disputed or not.

        "THIRD PARTY" means a Person (or group of Persons) other than Holding, Acquiror or any of their Affiliates (excluding the Company and its controlled Affiliates).

        (b) Each of the following terms is defined in the Section set forth opposite such term:

        Terms                                      Section
        -----                                      -------
        Acquiror                                   Preamble
        Agreement                                  Preamble
        Buying Group                               Preamble
        Certificate of Merger                      2.1(b)
        Certificates                               3.4(a)
        Claim                                      7.1(b)
        Closing                                    2.1(d)
        Closing Date                               2.1(d)
        Commitment Letters                         5.5(a)
        Company                                    Preamble
        Company Employee Plans                     4.12(a)
        Company Intellectual Property              4.15
        Company Option                             3.5(a)
        Company Preferred Stock                    4.5(a)
        Company Recommendation                     6.2
        Company Returns                            4.11
        Company Securities                         4.5(b)
        Company Stockholder Approval               4.19(a)
        Company Stockholder Meeting                6.2
        Confidentiality Agreement                  8.4(a)
        Contribution and Voting Agreement          Preamble

        CSFB                                       5.5(a)
        Debt Offer                                 8.10(a)
        DGCL                                       2.1(a)
        DLJ                                        5.5(a)
        Dissenting Shares                          3.8(a)
        Effective Time                             2.1(b)
        End Date                                   10.1(b)(i)
        ERISA                                      4.12(a)
        ERISA Affiliate                            4.12(a)
        Exchange Agent                             3.4(a)
        Exchange Fund                              3.4(a)
        Financing                                  5.5(a)
        Financing Agreements                       7.7(a)
        Foreign Plan                               4.12(i)
        GAAP                                       4.8(a)
        Holding                                    Preamble
        Holding Shares                             3.7(a)
        HSR Act                                    4.3
        Indemnified Parties                        7.1(b)
        Indenture                                  8.10(a)
        Letter of Transmittal                      8.10(c)
        Loan Shares                                4.5(a)
        Material Contracts                         4.18
        Merger                                     2.1(a)
        Merger Consideration                       3.3
        Multiemployer Plan                         4.12(b)
        Notes                                      8.10(a)
        Offer Documents                            8.10(c)
        Offer to Purchase                          8.10(c)
        Permits                                    4.13(b)
        Permitted Actions                          6.3(a)
        Phantom Shares                             4.5(a)
        Plan Proceeds                              3.7(a)
        Retirement Plan                            4.12(b)
        Secretary of State                         2.1(b)
        Share Limit                                3.7(a)
        Stock Fund Participant                     3.7(a)
        Surviving Corporation                      2.1(a)
        Termination Fee                            10.2(b)
        Transfer Taxes                             7.5
        Unvested CBC Stock Fund Units              3.6(b)
        Vested CBC Stock Fund Units                3.6(a)

                                  ARTICLE 2

                                  THE MERGER

        2.1.    THE MERGER.

        (a) At the Effective Time, Acquiror shall be merged with and into the Company (the "MERGER") in accordance with the terms and conditions of this Agreement and the Delaware General Corporation Law (the "DGCL"), at which time the separate corporate existence of Acquiror shall cease and the Company shall continue its existence. In its capacity as the corporation surviving the Merger, this Agreement sometimes refers to the Company as the "SURVIVING CORPORATION".

        (b) As soon as practicable on or after the Closing Date, the Company and Acquiror will file a certificate of merger or other appropriate documents (the "CERTIFICATE OF MERGER") with the Delaware Secretary of State (the "SECRETARY OF STATE") and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger is duly filed with and accepted by the Secretary of State, or at such later time as is agreed upon by the parties and specified in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the "EFFECTIVE TIME").

        (c) From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL.

        (d) The closing of the Merger (the "CLOSING") shall be held at the offices of Simpson Thacher & Bartlett, 3330 Hillview Avenue, Palo Alto, California 94304 (or such other place as agreed by the parties) on the later of (a) the date of the Company Stockholder Meeting, or (b) the day on which all of the conditions set forth in Article 9 are satisfied or waived, unless the parties hereto agree to another date. The date upon which the Closing occurs is hereinafter referred to as the "CLOSING DATE".

        2.2. ORGANIZATIONAL DOCUMENTS. The Certificate of Merger shall provide that at the Effective Time (a) the Company's certificate of incorporation in effect immediately prior to the Effective Time shall be the Surviving Corporation's certificate of incorporation and (b) the Company's by-laws in effect immediately prior to the Effective Time shall be the Surviving Corporation's by-laws, in each case until amended in accordance with applicable Law.

        2.3. DIRECTORS AND OFFICERS.  From and after the Effective Time
(until successors are duly elected or appointed and qualified), (a) Acquiror's directors at the Effective Time shall be the Surviving Corporation's directors and (b) the Company's officers immediately prior to the Effective Time shall be the Surviving Corporation's officers

                                  ARTICLE 3

                 CONVERSION OF SECURITIES AND RELATED MATTERS

        3.1. CAPITAL STOCK OF ACQUIROR. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Share or Acquiror Share each Acquiror Share issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $0.01 par value per share, of the Surviving Corporation.

        3.2. CANCELLATION OF TREASURY STOCK AND ACQUIROR OWNED SHARES. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Share or Acquiror Share, each Company Share held by the Company as treasury stock or owned by Holding, Acquiror or any Company Subsidiary immediately prior to the Effective Time shall be canceled and retired, and no payment shall be made or consideration delivered in respect thereof.

        3.3. CONVERSION OF COMPANY SHARES. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Company Share or Acquiror Share, each Company Share issued and outstanding immediately prior to the Effective Time (other than (a) shares to be cancelled in accordance with Section 3.2 and (b) Dissenting Shares) shall be converted into the right to receive in cash from Acquiror, without interest, an amount equal to $16.00 (the "MERGER CONSIDERATION").

        3.4.  EXCHANGE OF CERTIFICATES.

        (a) Exchange Agent. Promptly after the date hereof, Acquiror shall appoint a bank or trust company reasonably acceptable to the Company as an agent (the "EXCHANGE AGENT") for the benefit of holders of Company Shares for the purpose of exchanging, pursuant to this Article 3, certificates representing the Company Shares (the "CERTIFICATES"). Acquiror will make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of Company Shares pursuant to this Article 3 (the "EXCHANGE FUND"), and except as contemplated by Section 3.4(f) or Section 3.4(g) hereof, the Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest the Merger Consideration as directed by the Acquiror or the Surviving Corporation, as the case may be, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation.

        (b) Exchange Procedures. As promptly as practicable after the Effective Time, the Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each record holder of Certificates a letter of transmittal and instructions (which shall be in customary form and specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates to the Exchange Agent), for use in the exchange contemplated by this Section 3.4. Upon surrender of a Certificate to the Exchange Agent, together with a duly executed letter of transmittal, the holder shall be entitled to receive in exchange therefor the Merger Consideration as provided in this Article 3 in respect of the Company Shares represented by the Certificate (after giving effect to any required withholding Tax). Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration.

        (c) No Further Rights in Company Shares. All cash paid upon surrender of Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to Company Shares represented thereby. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to Company Shares, except as otherwise provided herein or by Law. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the Company's stock transfer books of any Company Shares, other than transfers that occurred before the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Section 3.4.

        (d) Alternate Endorsement. If payment of the Merger Consideration in respect of Company Shares is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation or the Exchange Agent that such Tax either has been paid or is not payable.

        (e) Return of Merger Consideration. Upon demand by the Surviving Corporation, the Exchange Agent shall deliver to the Surviving Corporation any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Section 3.4 that remains undistributed to holders of Company Shares six (6) months after the Effective Time. Holders of Certificates who have not complied with this Section 3.4 prior to the demand by the Surviving Corporation shall thereafter look only to the Surviving Corporation for payment of any claim to the Merger Consideration.

        (f) No Liability. None of Holding, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Company Shares (or dividends or distributions with respect thereto) for any amounts paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

        (g) Withholding Rights. Each of the Surviving Corporation and Acquiror shall be entitled to deduct and withhold from the Merger Consideration otherwise payable hereunder to any Person any amounts which it is required to deduct and withhold with respect to payment under any provision of federal, state or local income tax Law. To the extent that the Surviving Corporation or Acquiror withholds those amounts, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which deduction and withholding was made by the Surviving Corporation or Acquiror, as the case may be.

        (h) Lost Certificates. If any Certificate has been or is claimed to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming that a Certificate has been lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to that Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate, the proper amount of the Merger Consideration.

        3.5.    COMPANY STOCK OPTIONS.

        (a) At the Effective Time, each option to purchase Company Shares (each, a "COMPANY OPTION") outstanding under any stock option or compensation plan or arrangement of the Company, whether or not vested, shall be canceled and in consideration of such cancellation, the Surviving Corporation shall pay to each holder of a canceled Company Option, as soon as practicable following the Effective Time, an amount per Company Share subject to such canceled Company Option equal to the greater of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share subject to such canceled Company Option and (ii) $1.00.

        (b) Prior to the Effective Time, the Company, Holding and Acquiror shall take all commercially reasonable actions to (i) obtain all necessary consents from the holders of Company Options and (ii) take such other actions (including, without limitation, amending the terms of any Company stock option or compensation plan or arrangement), necessary to give effect to the transactions contemplated by Section 3.5(a).

        3.6.    DEFERRED COMPENSATION PLAN.

        (a) Each participant in the Deferred Compensation Plan who has CBC Stock Fund Units (as defined in the Deferred Compensation Plan) that are vested as of the Effective Time ("VESTED CBC STOCK FUND UNITS") and are credited to his or her account as of the Effective Time may elect, prior to the Effective Time, to (i) convert the value of the Vested CBC Stock Fund Units (based upon the Merger Consideration) into any of the insurance mutual fund alternatives provided under the Deferred Compensation Plan, (ii) receive a cash payment on the first anniversary of the Effective Time equal to the sum of (A) the value of the Vested CBC Stock Fund Units (based upon the Merger Consideration) and (B) interest of 10% per annum from the period beginning the day after the Effective Time and ending on the day immediately prior to the first anniversary of the Effective Time; provided, however, that if the participant's employment is terminated for cause or the participant resigns prior to the first anniversary of the Effective Time, the participant shall forfeit such interest, or (iii) continue to hold the Vested CBC Stock Fund Units in his or her account under the Deferred Compensation Plan; provided, however, that each such CBC Stock Fund Unit shall thereafter represent the right to receive a share of common stock of Holding.

        (b) Each participant in the Deferred Compensation Plan who has CBC Stock Fund Units that are not vested as of the Effective Time ("UNVESTED CBC STOCK FUND UNITS") and are credited to his or her account prior to the Effective Time will continue to hold the Unvested CBC Stock Fund Units in his or her account under the Deferred Compensation Plan subject to the same vesting provisions; provided, however, that each such CBC Stock Fund Unit shall thereafter represent the right to receive a share of common stock of Holding.

        (c) Prior to the Effective Time, the Company, Holding and Acquiror shall take all commercially reasonable actions (including, without limitation, amending the terms of the Deferred Compensation Plan) necessary to give effect to the transactions contemplated by Section 3.6(a).

        3.7.    CAPITAL ACCUMULATION PLAN.

        (a) In accordance with Section 3.3, at the Effective Time, each participant in the Company's Capital Accumulation Plan with an account balance invested in the Company Stock Fund (as defined in the Company's Capital Accumulation Plan) (a "STOCK FUND PARTICIPANT") shall receive, in consideration for such participant's Company Shares in the Company Stock Fund, the product of (i) the number of Company Shares held in the Company Stock Fund at such time multiplied by (ii) the Merger Consideration (the "PLAN PROCEEDS"). As of the Effective Time, provided that the Registration Statement shall have been declared effective by the SEC prior thereto, each Stock Fund Participant may invest, pursuant to the terms of the Capital Accumulation Plan, the Plan Proceeds in shares of the common stock of Holding (the "HOLDING SHARES"), based on a per share price equal to the Merger Consideration; provided, however, that the aggregate number of Holding Shares that all Stock Fund Participants will be entitled to purchase shall not exceed the quotient of (i) fifty percent of the sum of the Plan Proceeds of all Stock Fund Participants divided by (ii) the Merger Consideration (the "SHARE LIMIT"); provided, further, that Holding may increase the Share Limit in its sole discretion. In the event that the Stock Fund Participants request to purchase an aggregate number of Holding Shares in excess of the Share Limit, the amount subscribed to by each Stock Fund Participant shall be reduced pro rata based on the number of shares of Holding each Stock Fund Participant initially requested to purchase.

        (b) Prior to the Effective Time, the Company and Holding shall take all commercially reasonable actions (including, without limitation, amending the terms of the Capital Accumulation Plan) necessary to give effect to the transactions contemplated by Section 3.7(a).

        3.8.    DISSENTING SHARES.

        (a) Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and which are held by Persons who shall have properly demanded in writing appraisal for such shares in accordance with Section 262 (or any successor provision) of the DGCL (the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration as provided hereunder and shall only be entitled to such rights and consideration as are granted by Section 262 (or any successor provision) of the DGCL. Such Persons shall be entitled to receive payment of the appraised value of such Company Shares in accordance with the provisions of Section 262 (or any successor provision) of the DGCL, except that all Dissenting Shares held by Persons who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares under Section 262 (or any successor provision) of the DGCL shall thereupon be deemed to have been converted into the Merger Consideration pursuant to Section 3.3 hereto as of the Effective Time or the occurrence of such event, whichever occurs later.

        (b) The Company shall give Acquiror (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and
(ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal or the payment of the fair cash value of any such shares under the DGCL. The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any demands for appraisal or the payment of the fair cash value of any such shares or offer to settle or settle any such demands.

                                  ARTICLE 4

                REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in (i) the Company Disclosure Schedule attached hereto or (ii) the Company SEC Documents filed prior to the date hereof or except as specifically contemplated by this Agreement, the Company represents and warrants to Acquiror as set forth below.

        4.1. CORPORATE EXISTENCE AND POWER. The Company is a corporation, duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all corporate powers and authority required to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be qualified would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.2. CORPORATE AUTHORIZATION. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby are within the Company's corporate powers and, except for the Company Stockholder Approval, have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the Company Stockholder Approval and the filing and recordation of the appropriate documents with respect to the Merger in accordance with the DGCL). The Board of Directors of the Company has approved this Agreement and has resolved to recommend that its stockholders vote their shares in favor of the adoption of this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and assuming that this Agreement constitutes the valid and binding obligation of Holding and Acquiror, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

        4.3. GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not require any consent, approval, action, order, authorization, or permit of, or registration or filing with, any Governmental Entity, other than (a) the filing of (i) the Certificate of Merger in accordance with the DGCL and (ii) the appropriate documents with respect to the Company's qualification to do business with the relevant authorities of other states or jurisdictions in which the Company is qualified to do business; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR ACT") and any Non-U.S. Competition Laws; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act; (d) such as may be required under any applicable state securities or blue sky Laws; and (e) other consents, approvals, actions, orders, authorizations, registrations, declarations, filings and permits which, if not obtained or made, would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The consummation of the Merger and the other transactions contemplated hereby will not result in the lapse of any Permit of the Company or its Subsidiaries or the breach of any authorization or right to use any Permit of the Company or its Subsidiaries or other right that the Company or any of its Subsidiaries has from a Third Party, except where such lapses or breaches would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.4. NON-CONTRAVENTION. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the Company's certificate of incorporation or by-laws, (b) assuming compliance with the matters referred to in Section 4.3, contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or its Subsidiaries or by which any of their respective properties is bound or affected, (c) constitute a default under (or an event that with notice or lapse of time or both could reasonably be expected to become a default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, franchise, Permit or other similar authorization or joint venture, limited liability or partnership agreement or other instrument binding upon the Company or any Company Subsidiary, or (d) result in the creation or imposition of any Lien on any asset of the Company or any Company Subsidiary, other than, in the case of clauses (b), (c) and (d), any items that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.5.    CAPITALIZATION.

        (a) The authorized capital stock of the Company consists of 100,000,000 Company Shares and 8,000,000 shares of preferred stock, $0.01 par value per share ("COMPANY PREFERRED STOCK"). As of February 19, 2001, (i) 21,678,125 Company Shares were issued and outstanding (1,380,094 Company Shares were held in treasury), all of which have been duly authorized and validly issued and are fully paid and nonassessable and were issued free of preemptive or similar rights, including (x) 804,911 shares issued pursuant to the Company's 1999 Equity Incentive Plan and 1996 Equity Incentive Plan (the "LOAN SHARES") and (y) 1,781,837 shares held by the Company's Capital Accumulation Plan, (ii) no Company Shares were held by Subsidiaries of the Company, (iii) 2,679,893 Company Shares were issuable upon the exercise of Company Options then outstanding, (iv) 1,841,233 Company Shares were issuable as a result of elections made under the Company's Deferred Compensation Plan (the "PHANTOM SHARES"), of which 996,338 were vested, (v) 598,147 Company Shares were issuable upon the exercise of Company Warrants then outstanding and (vi) no shares of Company Preferred Stock were issued and outstanding. Since September 30, 2000, the Company has not declared or paid any dividend or distribution in respect of any of its Equity Interests and has not repurchased or redeemed any shares of its Equity Interests, and its Board of Directors has not resolved to do any of the foregoing.

        (b) As of the date hereof, except (i) as set forth in this Section 4.5 and (ii) for changes since February 19, 2001, resulting from the exercise of stock options outstanding on that date, the Company has not issued, or reserved for issuance, any (x) Equity Interests of the Company, (y) securities of the Company convertible into or exchangeable for Equity Interests of the Company or (z) options, warrants or other rights to acquire from the Company, or obligations of the Company to issue, any Equity Interests of the Company or securities convertible into or exchangeable for Equity Interests of the Company (the items in clauses (x), (y) and (z) being referred to collectively as the "COMPANY SECURITIES"). There are no outstanding agreements or other obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Securities.

        (c) Section 4.5(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all outstanding Company Options, Company Warrants and Loan Shares as of February 19, 2001, which list sets forth the name of the holders thereof and, to the extent applicable, the exercise price or purchase price thereof, the number of Company Shares subject thereto, the governing Company Employee Plan with respect thereto and the expiration date thereof.

        4.6.    SUBSIDIARIES.

        (a) Each Subsidiary of the Company (i) is a corporation duly incorporated or an entity duly organized, and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, and has all powers and authority required to own, lease or operate its properties and to carry on its business as now conducted, and (ii) has all governmental licenses, authorizations, consents and approvals required to carry on its business as now conducted and is duly qualified to do business as a foreign corporation or entity and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes such qualification necessary, in each case with exceptions which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        (b) All of the outstanding Equity Interests in each Material Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive or similar rights. All of the Equity Interests in each of its Material Subsidiaries are beneficially owned, directly or indirectly, by the Company. Such Equity Interests are owned free and clear of any Lien and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or otherwise dispose of the stock or other ownership interests) and were issued in compliance with Federal and state securities laws, in each case with exceptions which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. There are no outstanding (i) securities of the Company or any of its Material Subsidiaries convertible into or exchangeable or exercisable for Equity Interests in any of its Material Subsidiaries, (ii) options, warrants or other rights to acquire from the Company or any of its Material Subsidiaries, or obligations of the Company or any of its Material Subsidiaries to issue, any Equity Interests in, or any securities convertible into or exchangeable or exercisable for any Equity Interests in, any of its Material Subsidiaries or (iii) agreements, obligations or arrangements of the Company or any of its Material Subsidiaries to issue, sell, repurchase, redeem or otherwise acquire any Equity Interests of any of its Material Subsidiaries.

        (c) Neither the Company, any of its Material Subsidiaries nor, to the Knowledge of the Company, any Material Joint Venture is in violation of any provision of its articles or certificate of incorporation or bylaws or equivalent organizational documents, in each case with exceptions which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.7.    COMPANY SEC DOCUMENTS.

        (a) The Company has made available to Acquiror the Company SEC Documents. The Company has filed all reports, filings, registration statements and other documents required to be filed by it with the SEC since January 1, 1999. No Company Subsidiary is required to file any form, report, registration statement or prospectus or other document with the SEC.

        (b) As of its filing date, each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as the case may be.

        (c) No Company SEC Document filed since January 1, 1999 pursuant to the Exchange Act contained, as of its filing date, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Company SEC Document, as amended or supplemented, if applicable, filed since January 1, 1999 pursuant to the Securities Act contained, as of the date on which the document or amendment became effective, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

        4.8.    FINANCIAL STATEMENTS; NO MATERIAL UNDISCLOSED LIABILITIES.

        (a) Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents were prepared in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as may be indicated in the notes thereto) throughout the periods involved, and each fairly presents, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

        (b) There are no liabilities or obligations of the Company or any Company Subsidiary, which, individually or in the aggregate, would be material to the Company and its Subsidiaries, taken as a whole, of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise and, in each case, that are required by GAAP to be set forth on a consolidated balance sheet of the Company, other than:

               (i) liabilities or obligations disclosed or provided for (A) in the Company Balance Sheet or disclosed in the notes thereto or (B) in the Company's consolidated balance sheet or disclosed in the notes thereto included in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2000;

               (ii) liabilities or obligations incurred after September 30, 2000 in the ordinary course of business consistent with past practice; and

               (iii) liabilities or obligations under this Agreement or incurred in connection with the transactions contemplated hereby.

        4.9. ABSENCE OF CERTAIN CHANGES. Since September 30, 2000, except as otherwise expressly contemplated by this Agreement, the Company and each of its Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been (a) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any of its Subsidiaries that has had or would be reasonably likely to have a Company Material Adverse Effect; (b) any amendment or change in the Company's certificate of incorporation or by-laws; (c) any material change by the Company in its accounting methods, principles or practices (other than changes required by GAAP after the date of this Agreement); (d) other than in the ordinary course of business, any sale of a material amount of assets of the Company and its Subsidiaries; (e) any material Tax election, any material change in method of accounting with respect to Taxes or any compromise or settlement of any proceeding with respect to any material Tax liability or (f) any action, event, occurrence, development or state of circumstances or facts that has had or would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.10. LITIGATION. There is no action, suit, claim, investigation, arbitration or proceeding pending, or to the Knowledge of the Company threatened, against the Company or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect (it being understood that the mere filing of litigation, or mere existence of litigation, by or on behalf of Company Stockholders or any other Person, that challenges or otherwise seeks damages with respect to the transactions contemplated hereby shall not in and of itself be deemed to have such effect). Neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any order, writ, judgment, injunction, decree, determination or award having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.11. TAXES. Except for matters which would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material Tax returns, statements, reports and forms (collectively, the "COMPANY RETURNS") required to be filed with any taxing authority by, or with respect to, the Company and the Company Subsidiaries have been filed in accordance with all applicable Laws; (b) the Company and the Company Subsidiaries have timely paid all Taxes due and payable whether or not shown as being due on any Company Return (other than Taxes which are being contested in good faith and for which reserves are reflected on the Company Balance Sheet), and, as of the time of filing, the Company Returns correctly reflected the facts regarding the income, business, assets, operations, activities and status of the Company and the Company Subsidiaries; (c) the charges, accruals and reserves for Taxes with respect to the Company and the Company Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to cover the Tax liabilities accruing through the date thereof; (d) there is no action, suit, proceeding, audit or claim now proposed or pending against the Company or any Company Subsidiary in respect of any Taxes; (e) neither the Company nor the Company Subsidiaries are party to, bound by or have any obligation under, any tax sharing agreement or similar contract or arrangement or any agreement that obligates them to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person; (f) there are no Liens with respect to Taxes on any of the assets or properties of the Company or the Company Subsidiaries other than with respect to Taxes not due and payable; (g) neither the Company nor any of the Company Subsidiaries (i) is, or has been a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company was the common parent and (ii) has any liability for the Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (h) no consent under Section 341(f) of the Code has been filed with respect to the Company or any of the Company Subsidiaries; (i) neither the Company nor any of the Company Subsidiaries has ever entered into a closing agreement pursuant to Section 7121 of the Code; and (j) neither the Company nor the Company Subsidiaries has agreed to make or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

        4.12.   EMPLOYEE BENEFITS.

        (a) Except as set forth on the Company Disclosure Schedule and except for any Foreign Plans, neither the Company nor any ERISA Affiliate (as defined below) maintains, administers or contributes to any material "employee benefit plan", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), or any material employment, severance or similar contract, plan, arrangement or policy or any other material plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which covers any employee or former employee or director of the Company or any Company Subsidiary. The Company has delivered or made available (i) current, accurate and complete copies (or to the extent no such copy exists, an accurate description) of each Company Employee Plan (as defined below and, if applicable, related trust agreements), (ii) all amendments thereto and written interpretations and (iii) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports. The material plans (other than the Foreign Plans) listed on
Section 4.12 of the Company Disclosure Schedule are referred to collectively herein as the "COMPANY EMPLOYEE PLANS." An "ERISA AFFILIATE" of any Person means any other Person which, together with such Person, would be treated as a single employer under Section 414 of the Code.

        (b) Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) with respect to each Company Employee Plan (other than a plan that constitutes a "multiemployer plan", as defined in Section 3(37) of ERISA (a "MULTIEMPLOYER PLAN")), subject to Title IV of ERISA (a "RETIREMENT PLAN"), no "accumulated funding deficiency", as defined in Section 412 of the Code (whether or not waived and no "reportable event", as defined in Section 4043 of ERISA, has been incurred with respect to any Company Employee Plan which is a Retirement Plan, whether or not waived, (ii) no condition exists and no event has occurred that would constitute grounds for termination of any Company Employee Plan which is a Retirement Plan or, with respect to any Company Employee Plan which is a Multiemployer Plan, presents a risk of a complete or partial withdrawal under Title IV of ERISA, (iii) neither the Company nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA arising in connection with the termination of, or complete or partial withdrawal from, any plan covered or previously covered by Title IV of ERISA and neither the Company nor any ERISA Affiliate would be subject to any withdrawal liability if, as of the Effective Time, the Company, the Company Subsidiaries or any ERISA Affiliate were to engage in a complete withdrawal (as defined in ERISA section 4203) or partial withdrawal (as defined in ERISA section 4205) from any such Multiemployer Plan, (iv) nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any Company Employee Plan has occurred that will make the Company or any Subsidiary, or any officer or director of the Company or any Subsidiary, subject to any liability under Title I of ERISA or liable for any Tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof) and (v) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Section 4069 or 4212(c) of ERISA.

        (c) Each Company Employee Plan which is intended to be qualified under
Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from Tax pursuant to Section 501(a) of the Code, except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has furnished to Acquiror copies of the most recent Internal Revenue Service determination letters with respect to each Company Employee Plan. Each Company Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan, except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        (d) Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Employee Plan exists that could result in the payment to any present or former employee of the Company Subsidiaries of any money or other property or accelerate or provide any other rights or benefits to any present or former employee of the Company or any Company Subsidiaries as a result of the transaction contemplated by this Agreement and (ii) there is no contract, agreement, plan or arrangement covering any employee or former employee of the Company that, individually or collectively, would be reasonably likely to give rise to the payment of any amount that would not be deductible pursuant to the terms of Sections 162(m) or 280G of the Code.

        (e) Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, there has been no amendment to, written interpretation or announcement (whether or not written) relating to, or change in employee participation or coverage under, any Company Employee Plan which would increase the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the year ended December 31, 1999.

        (f) Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any obligations to provide retiree health and life insurance or other retiree death benefits under any Company Employee Plan, other than benefits mandated by Section 4980B of the Code or under applicable Law, and each such Company Employee Plan may be amended or terminated without incurring any material liability thereunder.

        (g) Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Employee Plan is under audit or is the subject of an audit or investigation by the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Entity, nor, to the Knowledge of the Company, is any such audit or investigation threatened or pending and (ii) with respect to any Company Employee Plan, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened and (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

        (h) Except as would not have or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Retirement Plan, as of the Effective Time, the assets of each such Retirement Plan are at least equal in value to the present value of the accrued benefits (vested and unvested) of the participants in such Retirement Plan on a termination and projected benefit obligation basis, based on the actuarial methods and assumptions indicated in the most recent actuarial valuation reports.

        (i) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all contributions required to be made by the Company or any Material Subsidiary with respect to a Foreign Plan have been timely made, (ii) each Foreign Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable Laws and has been maintained, where required, in good standing with the applicable Governmental Entity and (iii) neither the Company nor any Material Subsidiary has incurred any obligation in connection with the termination or withdrawal from any Foreign Plan. For purposes hereof, the term "FOREIGN PLAN" shall mean any plan, program, policy, arrangement or agreement maintained or contributed to by, or entered into with, the Company or any Material Subsidiary with respect to employees (or former employees) employed outside the United States.

        4.13.   COMPLIANCE WITH LAWS; LICENSES, PERMITS AND REGISTRATIONS.

        (a) Neither the Company nor any of its Subsidiaries is in violation of, or has violated, any applicable provisions of any Laws, except for violations which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        (b) The Company and each of its Subsidiaries has all permits, licenses, easements, variances, exemptions, consents, certificates, approvals, authorizations of and registrations (collectively, "PERMITS") with and under all federal, state, local and foreign Laws, and from all Governmental Entities required by the Company and each of its Material Subsidiaries to carry on their respective businesses as currently conducted, except where the failure to have the Permits would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.14.   TITLE TO PROPERTIES.

        (a) The Company and each of its Subsidiaries have good title to, or valid leasehold interests in, all their properties and assets, except for (i) those which are no longer used or useful in the conduct of their businesses and (ii) defects in title, easements, restrictive covenants and similar Liens, encumbrances or impediments that, in the aggregate, would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. All of these assets and properties, other than assets and properties in which the Company or any of its Subsidiaries has leasehold interests, are free and clear of all Liens, except for Liens that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        (b) Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Material Subsidiaries are in substantial compliance with the terms of all leases of their properties or assets to which they are a party, and all such leases are in full force and effect and (ii) the Company and each of its Material Subsidiaries enjoy peaceful and undisturbed possession under all such leases.

        4.15. INTELLECTUAL PROPERTY. Except as would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries own or have a valid license or other right to use each trademark, service mark, trade name, domain name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right (collectively, the "COMPANY INTELLECTUAL PROPERTY") necessary to carry on the business of the Company and its Subsidiaries, taken as a whole, as currently conducted. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of infringement of or challenge to, and there are no claims pending with respect to the rights of others to the use of, any Company Intellectual Property that, in any such case would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.16.   FINDERS' FEES; OPINIONS OF FINANCIAL ADVISOR.

        (a) Except for Morgan Stanley & Co. Incorporated, whose fees and expenses will be borne by the Company, there is no investment banker, financial advisor, broker, finder or other intermediary which has been retained by, or is authorized to act on behalf of, the Company or any of its Subsidiaries which might be entitled to any fee or commission from the Company, Holding, Acquiror or any of their respective Affiliates upon consummation of the Merger or the other transactions contemplated by this Agreement. The Company has heretofore furnished to the Acquiror complete and correct copies of all agreements between the Company or its Subsidiaries and Morgan Stanley & Co. Incorporated pursuant to which such firm would be entitled to any payment relating to the Merger and the other transactions contemplated by this Agreement.

        (b) The Special Committee has received the opinion of Morgan Stanley & Co. Incorporated, dated as of the date hereof, to the effect that, as of such date, and subject to the qualifications stated therein, the Merger Consideration is fair to the holders of Company Shares (other than Acquiror and the members of the Buying Group and each of their respective Affiliates) from a financial point of view.

        4.17. LABOR MATTERS. There are no strikes, slowdowns, work stoppages, lockouts or other material labor controversies pending or, to the Knowledge of the Company, threatened by or between the Company or any of its Material Subsidiaries and any of their respective employees that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. The Company and each of its Material Subsidiaries is in compliance with all applicable Laws, agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment except for failures so to comply, if any, that would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.18. MATERIAL CONTRACT DEFAULTS. To the Knowledge of the Company, neither the Company nor any of its Material Subsidiaries is, or has received any notice that any other party is, in default or unable to perform in any respect under any material contracts, agreements, commitments, arrangements, leases, licenses, policies or other instruments to which it or any of its Material Subsidiaries is a party or by which it or any of its Material Subsidiaries is bound ("MATERIAL CONTRACTS"), except for those defaults which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default, except for those defaults which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has not received written notice of the termination of, or intent to terminate any Material Contract, except for such notices or terminations which would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

        4.19.   REQUIRED VOTE; BOARD APPROVAL.

        (a) Under the DGCL (including, without limitation, Section 203 thereof), the Company's certificate of incorporation and by-laws and any other applicable Law or stock exchange rules, the only votes required of the holders of any class or series of the Company's Equity Interests necessary to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby are the following: (i) the approval, assuming a quorum is present, of a majority of the Company Shares voting in person or by proxy at such meeting, and (ii) the approval, and not the written consent, of at least 66 2/3% of the outstanding Company Shares which are not owned by any "interested stockholder" (as defined in Section 203 of the DGCL) (collectively, "COMPANY STOCKHOLDER APPROVAL").

        (b) The Special Committee and the Company's Board of Directors has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and its Stockholders (other than Holding, Acquiror and the members of the Buying Group and each of their respective Affiliates), (ii) approved this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend to the Company Stockholders that they vote in favor of adopting and approving this Agreement and the Merger in accordance with the terms hereof.

        4.20.   INFORMATION TO BE SUPPLIED.

        (a) The information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading and (ii) the Schedule 13E-3 will, at the time it is first filed with the SEC and at any time it is amended or supplemented, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

        (b) The Proxy Statement will, at the time of the mailing thereof and at the time of the Company Stockholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting which has become untrue or misleading.

        (c) The Registration Statement and the Schedule 13E-3 (in each case with respect to information provided by or incorporated by reference from, the Company) and the Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

        (d) Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in the Registration Statement, the Proxy Statement or the Schedule 13E-3 based on information supplied by Holding or Acquiror for inclusion or incorporation by reference therein.

        4.21. DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. The Company does not make, and has not made, any representations or warranties in connection with the Merger and the transactions contemplated hereby other than those expressly set forth herein. It is understood that any data, any financial information or any memoranda or other materials or presentations are not and shall not be deemed to be or to include representations and warranties of the Company. Except as expressly set forth herein, no Person has been authorized by the Company to make any representation or warranty relating to the Company or any Company Subsidiary or their respective businesses, or otherwise in connection with the Merger and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by the Company.

                               ARTICLE 5

            REPRESENTATIONS AND WARRANTIES OF HOLDING AND ACQUIROR

        Except as disclosed in the Holding and Acquiror Disclosure Schedule attached hereto, Holding and Acquiror, jointly and severally, represent and warrant to the Company that:

        5.1. CORPORATE EXISTENCE AND POWER. Each of Holding and Acquiror is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all corporate powers and authority required to own, lease and operate its properties and carry on its business as now conducted. Each of Holding and Acquiror is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned, leased or operated by it or the nature of its activities makes qualification necessary, except where the failure to be qualified would not be reasonably likely to have, individually or in the aggregate, a Holding Material Adverse Effect. Each of Holding and Acquiror has heretofore made available to the Company true and complete copies of its certificate of incorporation and by-laws as currently in effect. Since the date of its incorporation, each of Holding and Acquiror has not engaged in any activities other than in connection with or as contemplated by this Agreement.

        5.2. CORPORATE AUTHORIZATION.

        (a) The execution, delivery and performance by each of Holding and Acquiror of this Agreement and the consummation by each of Holding and Acquiror of the Merger and the other transactions contemplated hereby are within the corporate powers of each of Holding and Acquiror and have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Holding or Acquiror are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Holding and Acquiror and assuming that this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of each of Holding and Acquiror, enforceable in accordance with its terms.

        (b) The Board of Directors of each of Holding and Acquiror has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of such company and its stockholders, (ii) approved this Agreement and the transactions contemplated hereby and (iii) resolved to recommend and recommended to its stockholders that they vote in favor of adopting and approving this Agreement and the Merger in accordance with the terms hereof. Holding, in its capacity as the sole stockholder of Acquiror, has approved and adopted this Agreement and the transactions contemplated hereby, including the Merger. The stockholders of Holding have unanimously approved and adopted this Agreement and the transactions contemplated hereby, including the Merger.

        5.3. GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by each of Holding and Acquiror of this Agreement and the consummation by Holding and Acquiror of the transactions contemplated hereby will not require any consent, approval, action, order, authorization, or permit of, or regulation or filing with, any Governmental Entity by Holding or Acquiror other than (a) those set forth in clauses (a) through (d) of Section
4.3 and (b) other consents, approvals, actions, orders, authorizations, registrations, declarations, filings and permits which, if not obtained or made, would not prevent or materially impair the ability of Holding or Acquiror to consummate the Merger or the other transactions contemplated by this Agreement.

        5.4. NON-CONTRAVENTION. The execution, delivery and performance by Holding and Acquiror of this Agreement and the consummation by Holding and Acquiror of the Merger and the other transactions contemplated hereby do not and will not (a) contravene or conflict with the certificate of incorporation or by-laws of either of Holding or Acquiror, (b) assuming compliance with the matters referred to in Section 5.3, contravene or conflict with any provision of Law, binding upon or applicable to either of Holding and Acquiror or by which any of their respective properties is bound or affected, (c) constitute a default under (or an event that with notice or lapse of time or both could reasonably become a default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, license, franchise, joint venture, limited liability or partnership agreement or other instrument binding upon, either of Holding or Acquiror, or
(d) result in the creation or imposition of any Lien on any asset of either of Holding or Acquiror other than, in the case of clauses (b), (c) and (d), any such items that would not prevent or materially impair the ability of Holding or Acquiror to consummate the Merger or the other transactions contemplated by this Agreement.

        5.5. FINANCING.

        (a) Acquiror has received and executed commitment letters dated February 23, 2001 from Credit Suisse First Boston ("CSFB") and DLJ Investment Funding, Inc. ("DLJ") (collectively, the "COMMITMENT LETTERS"), pursuant to which CSFB and DLJ have committed, subject to the terms and conditions set forth therein, to provide to the Company the amount of financing set forth in the Commitment Letters (the "FINANCING"), to complete the transactions contemplated hereby and for working capital and general corporate purposes following the Effective Time. A true and complete copy of each of the Commitment Letters is attached hereto as Exhibit B. The Commitment Letters have not been amended or modified. Acquiror has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid as of the date hereof (and will duly pay any such fees after the date hereof). The Commitment Letters are valid and in full force and effect and no event has occurred which (with or without notice, lapse of time or both) would constitute a default thereunder on the part of Holding or Acquiror.

        (b) The Commitment Letters have been obtained, subject to the terms and conditions thereof, to pay in part the aggregate Merger Consideration pursuant to the Merger, to refinance in part any indebtedness of the Company and its Subsidiaries that will become due as a result of the transactions contemplated by this Agreement, to pay all related fees and expenses, and to provide additional financing for future working capital and general corporate needs of the Company and its Subsidiaries. The obligations to fund the commitments under the Commitment Letters are not subject to any conditions other than as set forth in the Commitment Letters. It is the good faith belief of Holding and Acquiror, as of the date hereof, that the Financing will be obtained. Each of Holding and Acquiror will use its reasonable best efforts to cause the Financing to be completed on the terms set forth in the Commitment Letters.

        (c) The Financing, together with the other funds available to Acquiror, will provide sufficient funds to consummate the Merger and the other transactions contemplated hereby on the terms set forth in this Agreement.

        (d) Immediately after the consummation of the Merger, the Surviving Corporation (i) will not be insolvent, (ii) will not be left with unreasonably small capital, and (iii) will not have debts beyond its ability to pay such debts as they mature.

        5.6. INFORMATION TO BE SUPPLIED.

        (a) The Registration Statement will, at the time the Registration Statement is filed with the SEC and at the time it becomes effective under the Securities Act, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

        (b) The information supplied or to be supplied by Holding and Acquiror for inclusion or incorporation by reference in (i) the Schedule 13E-3 will, at the time it is first filed with the SEC and at any time it is amended or supplemented, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, and (ii) the Proxy Statement will, at the time of the mailing thereof and at the time of the Company Stockholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholder Meeting which has become untrue or misleading.

        (c) The Proxy Statement and the Schedule 13E-3 (in each case with respect to information relating to Holding and Acquiror) and the Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

        (d) Notwithstanding the foregoing, neither Holding nor Acquiror makes any representation or warranty with respect to any statements made or incorporated by reference in the Proxy Statement, the Registration Statement or the Schedule 13E-3 based on information supplied by the Company for inclusion or incorporation by reference therein.

        5.7. NO BREACH. Each Person affiliated with the Buying Group listed on
Section 5.7 of the Holding and Acquiror Disclosure Schedule has reviewed
Article 4 of this Agreement and has no actual knowledge as of the date hereof of any breaches of the representations or warranties contained therein such that the condition in Section 9.3(a)(ii) would not be satisfied.

        5.8. DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES. Holding and Acquiror do not make, and have not made, any representations or warranties in connection with the Merger and the transactions contemplated hereby other than those expressly set forth herein. It is understood that any data, any financial information or any memoranda or other materials or presentations are not and shall not be deemed to be or to include representations and warranties of Holding and Acquiror. Except as expressly set forth herein, no Person has been authorized by Holding or Acquiror to make any representation or warranty relating to Holding or Acquiror or their respective businesses, or otherwise in connection with the Merger and the transactions contemplated hereby and, if made, such representation or warranty may not be relied upon as having been authorized by Holding or Acquiror.

                               ARTICLE 6

                           COVENANTS OF THE COMPANY

        The Company agrees as set forth below.

        6.1. COMPANY INTERIM OPERATIONS. Except as set forth in the Company Disclosure Schedule or as otherwise expressly contemplated hereby, without the prior consent of Acquiror (which consent shall not be unreasonably withheld or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Material Subsidiaries to, conduct their business in all material respects in the ordinary course consistent with past practice (with such changes as the Company determines in good faith are necessary or advisable with respect to (w) changes in U.S. or global economic, industry or political conditions, (x) changes in U.S. or global financial markets or conditions, (y) any generally applicable change in Law or interpretation of any thereof and/or (z) the announcement of this Agreement or the transactions contemplated hereby or the Company's performance of its obligations under this Agreement and compliance with the covenants set forth herein), and shall use commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all material Permits that are required for the Company or such Material Subsidiary to carry on its business, (iii) keep available the services of its present key officers and employees, and
(iv) preserve existing relationships with its material customers, lenders, suppliers and others having material business relationships with it. Without limiting the generality of the foregoing, except as set forth in the Company Disclosure Schedule or as otherwise expressly contemplated by this Agreement, from the date hereof until the Effective Time, without the prior consent of Acquiror, the Company shall not, nor shall it permit any of its Subsidiaries, directly or indirectly, to:

        (a) amend the Company's or any Subsidiary's certificate of incorporation or by-laws (or equivalent organizational documents);

        (b) (i) split, combine or reclassify any shares of capital stock of the Company or amend the terms of any rights, warrants or options to acquire its securities, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its Equity Interests, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any rights, warrants or options to acquire its securities, except for ordinary course dividends by Company Subsidiaries or, with respect to clause (iii) only, pursuant to the existing terms of any Company Employee Plan or Foreign Plan or any agreement executed pursuant thereto;

        (c) issue, deliver, sell, or authorize the issuance, delivery or sale of, its Equity Interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, its Equity Interests, other than, (i) in connection with directors' qualifying shares, (ii) the issuance of Company Shares upon the exercise of stock options granted prior to the date hereof or in accordance with their present terms, and (iii) the issuance of Company Shares in exchange for CBC Stock Fund Units allocated under the Deferred Compensation Plan prior to the date hereof, in accordance with the terms of the Deferred Compensation Plan;

        (d) acquire (whether pursuant to merger, stock or asset purchase or otherwise) in one transaction or series of related transactions any Person, any Equity Interests of any Person, any division or business of any Person or all or substantially all of the assets of any Person for consideration having a fair market value in excess of $5.0 million in any single or series of related transactions or $15.0 million in the aggregate;

        (e) sell, lease, encumber or otherwise dispose of any assets which are material to the Company and its Subsidiaries, taken as a whole, other than (i) sales in the ordinary course of business consistent with past practice, (ii) equipment and property no longer used in the operation of the Company's business, (iii) assets related to discontinued operations, and (iv) contributions or other transfers of assets to any Joint Venture permitted by
Section 6.1(d) hereof; provided, however, that the consent of Acquiror to do any of the foregoing shall not be unreasonably withheld;

        (f) (i) (A) incur any indebtedness for borrowed money, except to fund working capital in the ordinary course consistent with past practice under the Company's existing credit facilities, (B) issue or sell any debt securities (except intercompany debt securities) or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (C) make any loans, advances (other than to employees of and consultants to the Company in the ordinary course of business) or capital contributions to, or, except as permitted by 6.1(d), investments in, any other Person, other than to the Company or any Subsidiary of the Company or (D) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than obligations of Subsidiaries and the endorsements of negotiable instruments for collection in the ordinary course of business consistent with past practice), or (ii) enter into or materially amend any contract, agreement, commitment or arrangements to effect any of the transactions prohibited by this Section 6.1(f);

        (g) except in the ordinary course of business consistent with past practice, (i) materially amend, modify or terminate any material contract, agreement or arrangement of the Company or any of its Material Subsidiaries or
(ii) otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Material Subsidiaries thereunder; provided, however, that the consent of Acquiror to do any of the forgoing shall not be unreasonably withheld;

        (h) (i) except as required by Law or any existing agreement, increase the amount of compensation of any director or executive officer of the Company, (ii) except as required by Law, an agreement existing on the date hereof or pursuant to a Company severance policy existing on the date hereof, grant any severance or termination pay to any director or senior officer of the Company or any Material Subsidiary, (iii) adopt any additional material employee benefit plan or (iv) except as may be required by Law or as necessary to comply with the terms of this Agreement, amend in any material respect any Company Employee Plan or Foreign Plan; provided, however, that the consent of Acquiror to do any of the forgoing shall not be unreasonably withheld;

        (i) materially change the Company's methods of accounting in effect at September 30, 2000, except as required by changes in GAAP or by Regulation S-X of the Exchange Act, as concurred in by its independent public accountants; provided, however, that the consent of Acquiror to do any of the forgoing shall not be unreasonably withheld;

        (j) (i) settle, pay or discharge, any litigation, investigation, arbitration, proceeding or other claim that is material to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) settle, pay or discharge any Claim against the Company with respect to or arising out of the transactions contemplated by this Agreement;

        (k) other than in the ordinary course of business consistent with past practice, (i) make any material Tax election or take any position on any Company Return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods,
(ii) enter into any settlement or compromise of any material Tax liability that in either case is material to the business of the Company and its Subsidiaries, taken as a whole, (iii) file any amended Company Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) enter into any closing agreement relating to any material Tax or (vi) surrender any right to claim a material Tax refund;

        (l) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger); and

        (m) agree or commit to do any of the foregoing; provided that the limitations set forth in Sections 6.1(b) through 6.1(g) and Section 6.1(l) shall not apply to any action, transaction or event occurring exclusively between the Company and any Company Subsidiary or exclusively between any Company Subsidiaries.

        6.2. STOCKHOLDER MEETING. Subject to Section 6.3, the Company shall cause a meeting of its Stockholders (the "COMPANY STOCKHOLDER MEETING") to be duly called and held as promptly as reasonably practicable after the date hereof for the purpose of obtaining the Company Stockholder Approval. Subject to Section 6.3 hereto, (i) the Company's Board of Directors shall recommend approval and adoption by its Stockholders of this Agreement and the transactions contemplated hereby, including the Merger (the "COMPANY RECOMMENDATION") and (ii) the Company shall take all other reasonable lawful action to solicit and secure the Company Stockholder Approval. The Company Recommendation, together with a copy of the opinion referred to in Section 4.16(b), shall be included in the Proxy Statement. Holding and Acquiror or their agents shall have the right to solicit from the Company Stockholders proxies in favor of adoption of this Agreement and the transactions contemplated hereby.

        ACQUISITION PROPOSALS; BOARD RECOMMENDATION.

        (a) The Company agrees that it shall not, nor shall it permit any Company Subsidiary to, nor shall it authorize or knowingly permit any officer, director, employee, investment banker, attorney, accountant, agent or other advisor or representative of the Company or any Company Subsidiary, directly or indirectly, to (i) solicit or initiate the submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes or that would reasonably be expected to lead to any Acquisition Proposal, (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of the Company's equity securities or (iv) enter into any agreement with respect to any Acquisition Proposal; provided, however, that if the Company receives an unsolicited Acquisition Proposal from a Third Party that the Company's Board of Directors or the Special Committee determines in good faith is or could reasonably be expected to lead to the delivery of a Superior Proposal from that Third Party, the Company may, subject to compliance with the other provisions of this
Section 6.3, furnish information to, and engage in discussions and negotiations with, such Third Party with respect to its Acquisition Proposal ("PERMITTED ACTIONS"). Notwithstanding the foregoing, the Board of Directors shall not take any Permitted Actions unless the Company provides Acquiror with reasonable advance notice thereof.

        (b) Except as permitted by this Section 6.3(b), neither the Board of Directors of the Company, the Special Committee nor any committee thereof shall amend, withdraw, modify, change, condition or qualify in any manner adverse to Acquiror, the Company Recommendation (it being understood and agreed that a communication by the Board of Directors of the Company or the Special Committee to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the Company Stockholders in connection with the making or amendment of a tender offer or exchange offer, shall not be deemed to constitute a withdrawal, modification, amendment, condition or qualification of the Company Recommendation for all purposes of this Agreement, including this Section 6.3 and Section 10.1(e)). Notwithstanding the foregoing, in the event that the Board of Directors of the Company or the Special Committee takes the actions set forth in Section 6.3(e), the Board of Directors of the Company or the Special Committee may (i) withdraw or modify in any manner adverse to Acquiror, the Company Recommendation and (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal.

        (c) Unless the Company's Board of Directors or the Special Committee has previously withdrawn, or is concurrently therewith withdrawing, the Company Recommendation in accordance with this Section 6.3, neither the Company's Board of Directors nor any committee thereof shall recommend any Acquisition Proposal to the Company Stockholders. Notwithstanding the foregoing, nothing contained in this Section 6.3(c) or elsewhere in this Agreement shall prevent the Company's Board of Directors or the Special Committee from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by or otherwise complying with applicable Law.

        (d) The Company shall notify Acquiror promptly (but in no event later than the next Business Day) after receipt by the Company of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries or any request for a waiver or release under any standstill or similar agreement, by any Person that informs the Board of Directors of the Company or such Subsidiary that it is considering making, or has made an Acquisition Proposal; provided, however, that prior to participating in any discussions or negotiations or furnishing any such information, the Company shall receive from such Person an executed confidentiality agreement on terms that are not materially less favorable to the Company than the Confidentiality Agreement. The notice shall indicate the terms and conditions of the proposal or request and the identity of the Person making it, and the Company will promptly notify Acquiror of any material modification of or material amendment to any Acquisition Proposal (and the terms of such modification or amendment); provided, however, that, without limiting what changes may be material, any change in the consideration to be paid with respect to the Acquisition Proposal shall be deemed to be a material modification or a material amendment. The Company shall keep Acquiror informed, on a reasonably current basis, of the status of any negotiations, discussions and documents with respect to such Acquisition Proposal or request.

        (e) Holding, Acquiror or the Company may terminate this Agreement, if the Company's Board of Directors or the Special Committee, after consultation with its financial and legal advisors, shall have determined (i) to approve or recommend an Acquisition Proposal after concluding that the Acquisition Proposal constitutes a Superior Proposal and (ii) to enter into a binding agreement concerning the Acquisition Proposal; provided, however, that the Company may not exercise its right to terminate under this Section 6.3(e), unless (1) the Company shall have provided to Acquiror at least three (3) Business Days' prior written notice that its Board of Directors or the Special Committee has authorized the termination and intends to terminate this Agreement pursuant to this Section 6.3(e), specifying the material terms and conditions of the Acquisition Proposal, and (2) Acquiror does not make, within three (3) Business Days of delivery of the notice, an offer such that a majority of the disinterested members of the Company's Board of Directors or the Special Committee determines that the foregoing Acquisition Proposal no longer constitutes a Superior Proposal. In connection with the forgoing, the Company agrees that it will not enter into an agreement which binds the Company with respect to such an Acquisition Proposal unless (x) the Company simultaneously delivers to Acquiror the notice contemplated by the foregoing proviso, (y) such agreement is not binding on the Company until three (3) Business Days after delivery of the notice set forth in this Section 6.3(e) and (z) the Company has the right under such agreement to unilaterally terminate such agreement prior to the termination of this Agreement without any payment or other liability or obligation of any kind.

        (f) The Company shall immediately cease, and shall cause any party acting on its behalf to cease, and cause to be terminated any existing discussions or negotiations with any Third Party conducted heretofore with respect to any of the foregoing and shall request any such parties in possession of confidential information about the Company or its Subsidiaries that was furnished by or on behalf of the Company or its Subsidiaries to return or destroy all such information in the possession of any such party or the agent or advisor of any such party.

                                  ARTICLE 7

                      COVENANTS OF HOLDING AND ACQUIROR

        Each of Holding and Acquiror agrees as set forth below.

        7.1. DIRECTOR AND OFFICER LIABILITY.

        (a) Holding, Acquiror and the Surviving Corporation agree that the Surviving Corporation shall adopt on or prior to the Effective Time, in its certificate of incorporation and by-laws, the same indemnification, limitation of or exculpation from liability and expense advancement provisions as those set forth in the Company's certificate of incorporation and by-laws, in each case as of the date of this Agreement, and that such provisions shall not be amended, repealed, revoked or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company or the Company Subsidiaries or are otherwise entitled to the benefit of such provisions, unless such modification is required after the Effective Time by applicable Law.

        (b) To the fullest extent permitted under applicable Law, commencing at the Effective Time and continuing for six (6) years thereafter, Holding shall, and Holding shall cause the Surviving Corporation to, indemnify, defend and hold harmless, each present and former director, officer or employee of the Company and each Company Subsidiary and their respective estates, heirs, personal representatives, successors and assigns (collectively, the "INDEMNIFIED PARTIES") against all costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) (each, a "CLAIM"), arising out of or pertaining to any action or omission in their capacity as director or officer of the Company or any Subsidiary of the Company or their serving at the request of the Company or any Subsidiary of the Company as director, officer, trustee, partner or fiduciary of another Person, pension or other employee benefit plan or enterprise in each case occurring on or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that in the event any Claim or Claims for indemnification are made within such six year period, all rights to indemnification in respect of any such Claim or Claims shall continue until the final disposition of any and all such Claims. Without limiting the foregoing, in the event of any Claim, (i) Holding and the Surviving Corporation shall (x) periodically advance reasonable fees and expenses (including attorneys fees) with respect to the foregoing, (y) pay the reasonable fees and expenses of counsel selected by each Indemnified Party, promptly after statements therefor are received and
(z) vigorously assist each Indemnified Party in such defense, and (ii) Holding and the Surviving Corporation, as applicable, shall cooperate in the defense of any matter; provided, however, that Holding and the Surviving Corporation shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed).

        (c) For six (6) years from the Effective Time, the Surviving Corporation shall, and Holding shall cause the Surviving Corporation to, provide to the Company's and each Company Subsidiary's directors and officers liability and fiduciary liability insurance protection with the same coverage and in the same amount, and on terms no less favorable to the directors and officers than that provided by the Company's directors' and officers' liability insurance policies in effect on the date hereof; provided, however, that the Surviving Corporation shall not be obligated to make premium payments for such insurance to the extent such annual premiums exceed 250% of the annual premiums paid as of the date hereof by the Company for such insurance; and provided, further, that if the premiums with respect to such insurance exceed 250% of the annual premiums paid as of the date hereof by the Company for such insurance, the Surviving Corporation shall be obligated to obtain such insurance with the maximum coverage as can be obtained at an annual premium equal to the sum of (i) 250% of the annual premiums paid by the Company as of the date hereof plus (ii) the cumulative amount by which the premiums paid after the Effective Time are less than the product of 250% of the annual premiums paid by the Company as of the date hereof and the number of years that have expired since the Effective Time.

        (d) All rights to indemnification and/or advancement of expenses contained in any agreement with any Indemnified Parties as in effect on the date hereof with respect to matters occurring on or prior to the Effective Time (including the transactions contemplated hereby) shall survive the Merger and continue in full force and effect.

        (e) This Section 7.1 shall survive the consummation of the Merger and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns and the covenants and agreements contained herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

        (f)  If the Surviving Corporation or any of it successors or assigns
(i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 7.1.

        (g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its officers, directors or employees, it being understood and agreed that the indemnification provided for in this Section 7.1 is not prior to or in substitution for any such claims under such policies.

        7.2. EMPLOYEE BENEFITS.

        (a) For twelve (12) months from the Effective Time, Holding shall provide (or shall cause the Surviving Corporation to provide) employees of the Company and the Company Subsidiaries with benefits under employee benefit plans (other than equity based compensation) that are no less favorable in the aggregate than those currently provided by the Company and the Company Subsidiaries to its employees. For purposes of any employee benefit plan or arrangement maintained by Holding or the Surviving Corporation, Holding and the Surviving Corporation shall recognize (or cause to be recognized) service with the Company and its Subsidiaries and any predecessor entities (and any other service credited by the Company under similar benefit plans) for all purposes (including for vesting, eligibility to participate, severance, and benefit accrual; provided, however, that solely to the extent necessary to avoid duplication of benefits, amounts payable under employee benefit plans provided by Holding or the Surviving Corporation may be reduced by amounts payable under similar employee benefit plans of the Company and its Subsidiaries with respect to the same periods of service). Any benefits accrued by employees of the Company or any Company Subsidiary prior to the Effective Time under any defined benefit pension plan of the Company or any Company Subsidiary that employs a final average pay formula shall be calculated based on the terms of such plan. From and after the Effective Time, Holding and the Surviving Corporation shall waive any pre-existing condition limitations and credit any flexible spending account balances, deductibles and out-of-pocket expenses that are applicable and/or covered under the Company's and its Subsidiaries' employee benefit plans, and are incurred by the employees and their beneficiaries during the portion of the plan year prior to participation in the benefit plans provided by Holding and the Surviving Corporation. The provisions of this Section 7.2 shall not create in any employee or former employee of the Company or any Company Subsidiary any rights to employment or continued employment with Holding, Acquiror, the Surviving Corporation or the Company or any of their respective Subsidiaries, successors or Affiliates. The provisions of this Section 7.2 shall apply to employees of the Company or any Company Subsidiary who are on disability or leave of absence.

        (b) Participants in the Company's 401(k) plan and non-qualified retirement plans will receive all Company contributions for the partial year ending on the Closing Date without regard to any last day of the plan year requirement or service requirement.

        7.3. SEVERANCE PLAN. For one (1) year from the Effective Time, Holding shall provide (or shall cause the Surviving Corporation to provide) employees of the Company and the Company's Subsidiaries with a severance plan that is no less favorable than the plan currently applicable to the Company's employees. Holding and the Surviving Corporation shall recognize (or cause to be recognized) service with the Company and its Subsidiaries or any predecessor entities (and any other services credited by the Company under similar severance plans) for all purposes; provided, however, that solely to the extent necessary to avoid duplication of benefits, amounts payable under other severance plans provided by Holding or the Surviving Corporation may be reduced by the amounts payable under the Company's severance plan.

        7.4. CONDUCT OF HOLDING AND ACQUIROR. Holding will and will take all action necessary to cause Acquiror to perform its obligations under this Agreement to consummate the Merger on the terms and subject to conditions set forth in this Agreement.

        7.5. TRANSFER TAXES. All state, local or foreign sales, use, real property transfer, stock transfer or similar Taxes (including any interest or penalties with respect thereto) attributable to the Merger (collectively, the "TRANSFER TAXES") shall be timely paid by Holding, Acquiror or the Surviving Corporation.

        7.6. INVESTMENT BANKING FEE. If the Closing shall occur, Holding, Acquiror and the Surviving Corporation shall pay or cause to be paid all fees and expenses due to Morgan Stanley & Co. Incorporated from the Company pursuant to the agreement referred to in Section 4.16(a).

        7.7. FINANCING ARRANGEMENTS.

        (a) Holding and Acquiror shall use their reasonable best efforts to obtain the Financing on the terms set forth in Commitment Letters and in an amount at least equal to the Financing on or prior to the date of the Company Stockholders Meeting. The Commitment Letters and the definitive agreements contemplated thereby (along with any other document pursuant to which Holding and Acquiror intends to obtain financing of all or a portion of the Financing) are referred to herein collectively as the "FINANCING AGREEMENTS". The Company will be afforded a reasonable opportunity to review and comment on the representations and warranties contained in the Financing Agreements. Holding and Acquiror shall use reasonable best efforts to ensure that the representations and warranties contained in the Financing Agreements shall be consistent with the Commitment Letters.

        (b) Holding or Acquiror shall provide prompt written notice to the Company of (i) RCBA 's, DLJ's or CSFB's refusal or unwillingness to provide the financing described in the Contribution and Voting Agreement or the Commitment Letters, as the case may be, and, in each case, the stated reasons therefor (to the extent known).

        (c) In the event that any portion of the Financing becomes unavailable in the manner or from the sources originally contemplated, Holding and Acquiror will use their reasonable best efforts to obtain any such portion from alternative sources on substantially comparable terms, if available. Holding and Acquiror acknowledge and agree that the condition set forth in Section 9.3(c) would be satisfied if they were able to obtain financing on terms substantially comparable to those set forth in the draft commitment letter of CSFB dated November 9, 2000 previously delivered to the Company.

        (d) The Company acknowledges and agrees that Holding and Acquiror shall have the right to seek to obtain alternative debt financing that they believe to be on more favorable terms than the terms of the Commitment Letters so long as they simultaneously continue to use their reasonable best efforts to obtain the Financing on the terms set forth in the Commitment Letters.

        7.8. CONTRIBUTION AND VOTING AGREEMENT. Holding and Acquiror shall enforce to the fullest extent permitted by applicable Laws Sections 3.1 and 4.4 of the Contribution and Voting Agreement. Sections 3.1 and 4.4 of the Contribution and Voting Agreement shall not be amended, modified, terminated or waived without the prior written approval of the Company and the Special Committee or a majority of the disinterested members of the Board of Directors.

        7.9. BOARD MEMBER. Holding and Acquiror agree to cause the initial Board of Directors of Holding after the Effective Time to include one person who is currently employed by the Company (other than Messrs. Wirta and White) as an active broker of the Company.

                                   ARTICLE 8

                 COVENANTS OF HOLDING, ACQUIROR AND THE COMPANY

        The parties hereto agree as set forth below.

        8.1. EFFORTS AND ASSISTANCE.

        (a) Subject to the terms and conditions hereof, each party will use commercially reasonable best efforts to take, or cause to be taken, all actions, to file, or caused to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including, without limitation, obtaining all necessary consents, waivers, approvals, authorizations, Permits or orders from all Governmental Entities or other Third Parties. The Company, Holding and Acquiror shall furnish all information required to be included in the Proxy Statement, the Schedule 13E-3, the Registration Statement or for any application or other filing to be made pursuant to the rules and regulations of any Governmental Entity in connection with the transactions contemplated by this Agreement. Holding, Acquiror and the Company shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the other and each of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Merger. Holding and Acquiror shall act reasonably and as promptly as reasonably practicable.

        (b) Each of the Company and Holding shall make an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated hereby promptly and shall promptly respond to any request for additional information pursuant to the HSR Act and supply such information. In addition, the Company and Holding shall each promptly make any other filing that is required under any Non-U.S. Competition Law. Holding, Acquiror and the Company shall each use their commercially reasonable efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the Merger under any antitrust or trade or regulatory Laws or regulations of any Governmental Entity, and neither the Company nor any of the Company Subsidiaries shall agree to do any of the actions set forth in the foregoing clause without the prior written consent of Acquiror. Holding and Acquiror shall reasonably consult with the Company and, subject to being permitted by the Governmental Entity to do so, the Company shall have the right to attend and participate in any telephone calls or meetings that Holding or Acquiror has with any Person with regard to this Agreement and the transactions contemplated hereby.

        (c) The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisers to provide, such cooperation as is reasonably necessary in connection with the arrangement of any financing to be consummated contemporaneously with or at or after the Closing in respect of the transactions contemplated by this Agreement, including (i) participation in meetings, due diligence sessions and road shows, (ii) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, (iii) the execution and delivery of any commitment or financing letters, underwriting, purchase or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents and comfort letters and consents of accountants as may be reasonably requested by Holding and Acquiror and taking such other actions as are reasonably required to be taken by the Company in the Commitment Letters or any other financing arrangements contemplated by Section 7.7 hereof; provided, however, that (A) the terms and conditions of any of the agreements and other documents referred to in clause (iii) shall be consistent with the terms and conditions of the financing required to satisfy the condition precedent set forth in Section 9.3(d), (B) the Company shall be given a reasonable amount of time to review and comment on the terms and conditions of any of the agreements and other documents set forth in clause (iii) prior to the execution of those documents, (C) the terms and conditions of such financing may not require the payment of any commitment or other fees by the Company or any of its Subsidiaries, or the incurrence of any liabilities by the Company or any of its Subsidiaries, prior to the Effective Time and the obligation to make any such payment shall be subject to the occurrence of the Closing and (D) the Company shall not be required to provide any such assistance which would interfere unreasonably with the business or operations of the Company or its Subsidiaries. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Holding and Acquiror, to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company; provided that no such prepayment or redemption shall themselves actually be made until contemporaneously with or after the Effective Time of the Merger.

        8.2. PROXY STATEMENT AND SCHEDULE 13E-3.

        (a) Reasonably promptly after execution of this Agreement, the Company shall prepare the Proxy Statement, file the Proxy Statement with the SEC under the Exchange Act, and use commercially reasonable efforts to have the Proxy Statement cleared by the SEC. Holding, Acquiror and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Acquiror of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Acquiror reasonably promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Acquiror and its counsel the opportunity to review and comment on the Proxy Statement and any other documents filed with the SEC or mailed to the Company Stockholders prior to their being filed with, or sent to, the SEC or mailed to its Stockholders and shall give Acquiror and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement and any other documents filed with, or sent to, the SEC or mailed to the Company Stockholders and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC or mailed to its Stockholders. Each of the Company, Holding and Acquiror agrees to use its commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. As promptly as practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the Proxy Statement to the Stockholders. Prior to the date of approval of the Merger by the Stockholders, each of the Company, Holding and Acquiror shall correct promptly any information provided by it and used in the Proxy Statement that shall have become false or misleading in any material respect, and the Company shall take all steps necessary to file with the SEC and have cleared by the SEC any amendment or supplement to the Proxy Statement as to correct the same and to cause the Proxy Statement as so corrected to be disseminated to the Stockholders, in each case to the extent required by applicable Law.

        (b) Promptly following the date of this Agreement, Holding, Acquiror and the Company shall file with the SEC, and shall use all commercially reasonable efforts to cause any of their respective Affiliates engaging in this transaction to file with the SEC, a Schedule 13E-3 with respect to the Merger. Each of the parties hereto agrees to use all commercially reasonable efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the Schedule 13E-3. The Schedule 13E-3 shall be filed with the SEC concurrently with the filing of the Proxy Statement. Each of the Company, Holding and Acquiror agrees to use its commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC. Each party hereto agrees promptly to supplement, update and correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information is or shall have become incomplete, false or misleading.

        8.3. PUBLIC ANNOUNCEMENTS. The parties shall consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other parties, which shall not be unreasonably withheld or delayed, except as may be required by applicable Law or any listing agreement with any national securities exchange.

        8.4. ACCESS TO INFORMATION; NOTIFICATION OF CERTAIN MATTERS.

        (a) From the date hereof until the Effective Time and subject to applicable Law, the Company shall (i) give to Holding and Acquiror, their counsel, financial advisors, auditors and other authorized representatives reasonable access to its offices, properties, books and records; (ii) furnish or make available to Holding and Acquiror, their counsel, financial advisors, auditors and other authorized representatives any financial and operating data and other information as those Persons may reasonably request; and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with the reasonable requests of Holding and Acquiror in their investigation. Any investigation pursuant to this Section shall be conducted in a manner which will not interfere unreasonably with the conduct of the business of the Company and its Subsidiaries and shall be in accordance with any other existing agreements or obligations binding on the Company or any of its Subsidiaries. Unless otherwise required by Law, each of Holding and Acquiror will hold, and will cause its respective officers, employees, counsel, financial advisors, auditors and other authorized representatives to hold any nonpublic information obtained in any investigation in confidence in accordance with and agrees to be bound by, the terms of the confidentiality letter, dated December 15, 2000, as amended as of the date hereof (the "CONFIDENTIALITY AGREEMENT"), among the Company and the members of the Buying Group. No investigations pursuant to this Section 8.4(a) shall affect any representations or warranties of the parties herein or the conditions to the obligations of the parties hereto.

        (b) The Company shall give prompt notice to Holding and Acquiror, and Holding and Acquiror shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect; (ii) any failure of the Company or Holding and Acquiror, as the case may be, to materially comply with or satisfy, or the occurrence or nonoccurrence of any event, the occurrence or nonoccurrence of which would reasonably be expected to cause the failure by such party to materially comply with or satisfy, any covenant, condition or agreement to be complied with or satisfied by it hereunder; (iii) any notice or other communication from any Third Party alleging that the consent of such Third Party is or may be required in connection with the transactions contemplated by this Agreement; and (iv) the occurrence of any event, development or circumstance which has had or would be reasonably likely to result in a Company or Holding Material Adverse Effect; provided, however, that the delivery of any notice pursuant to this Section 8.4(b) shall not limit or otherwise affect the remedies available hereunder to the party giving or receiving such notice.

        8.5. FURTHER ASSURANCES. Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Acquiror, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Acquiror, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

        8.6. REGISTRATION STATEMENT.

        (a) Reasonably promptly after execution of this Agreement, Holding shall prepare and file with the SEC the Registration Statement; provided, however, that Holding and Acquiror shall use their commercially reasonable efforts to file the Registration Statement simultaneously with the filings of the Schedule 13E-3 and the Proxy Statement. Holding and the Company agree to cooperate in coordinating such simultaneous filings. Holding shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after the filing and to keep the Registration Statement effective as long as is necessary to offer and sell shares of common stock of Holding to employees of the Company. Holding and the Company shall also take any action required to be taken under any applicable state securities or blue sky Laws in connection with the issuance of shares of common stock of Holding.

        (b) Holding and the Company shall cooperate with each other in the preparation of the Registration Statement, and Holding shall notify the Company of the receipt of any comments of the SEC with respect to the Registration Statement and of any requests by the SEC for any amendment thereto or for additional information and shall provide to the Company reasonably promptly copies of all correspondence between Holding or any representative of the Holding and the SEC. Holding shall give the Company and its counsel the opportunity to review the Registration Statement prior to its being filed with the SEC and shall give the Company and its counsel the opportunity to review all amendments to the Registration Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Holding will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time, the Company or Holding discovers any information relating to either party, or any of their respective Affiliates, officers or directors, that should be set forth in an amendment to the Registration Statement, so that the document will not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers any misleading information shall promptly notify the other parties hereto and an appropriate amendment describing the information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the recipients of the Prospectus.

        (c) Subject to compliance with applicable securities Laws, Holding and Acquiror will use their commercially reasonable efforts to provide adequate information and communications to the employees of the Company concerning the proposed capitalization of Holding and any proposals of Holding or Acquiror to allow employees of the Company to purchase shares of common stock of Holding pursuant to the Registration Statement or to otherwise acquire equity securities of Holding.

        8.7. DISPOSITION OF LITIGATION. The Company will consult with Holding with respect to any Action by any Third Party to restrain or prohibit or otherwise oppose the Merger or the other transactions contemplated by this Agreement and, subject to Section 6.3, will resist any such effort to restrain or prohibit or otherwise oppose the Merger or the other transactions contemplated by this Agreement. Holding may participate in (but not control) the defense of any stockholder litigation against the Company and its directors relating to the transactions contemplated by this Agreement at Holding's sole cost and expense. In addition, subject to Section 6.3, the Company will not voluntarily cooperate with any Third Party which has sought or may hereafter seek to restrain or prohibit or otherwise oppose the Debt Offer, the Merger or the other transactions contemplated by this Agreement and will cooperate with Holding to resist any such effort to restrain or prohibit or otherwise oppose the Debt Offer, the Merger or the other transactions contemplated by this Agreement.

        8.8. CONFIDENTIALITY AGREEMENTS. The parties acknowledge that the Company and the members of the Buying Group entered into the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the earlier of (a) the Effective Time or (b) the expiration of the Confidentiality Agreement according to its terms. Without the prior written consent of Acquiror, neither the Company nor any Subsidiary of the Company will waive or fail to enforce any provision of any confidentiality or similar agreement which the Company has entered into since November 10, 2000 in connection with a business combination relating to the Company.

        8.9. RESIGNATION OF DIRECTORS. Prior to the Effective Time, the Company shall use its commercially reasonable efforts to deliver to Acquiror evidence satisfactory to Acquiror of the resignation of all directors of the Company (other than Richard C. Blum, Bradford M. Freeman, Raymond E. Wirta and W. Brett White), effective at the Effective Time.

        8.10. SENIOR SUBORDINATED NOTES.

        (a) At or prior to the Effective Time, the Company, Holding and Acquiror will take all actions as may be necessary to (i) repurchase the aggregate principal amount of the Company's 8-7/8% Senior Subordinated Notes due 2006 (hereinafter referred to as the "NOTES") that are tendered to the Company on the terms set forth in Section 8.10 of the Company Disclosure Schedule and such other customary terms and conditions as are reasonably acceptable to Acquiror and (ii) obtain the consent of holders of such principal amount of the Notes outstanding required pursuant to terms of the First Supplemental Indenture dated as of May 26, 1998 between the Company and State Street Bank and Trust Company of California, National Association, as Trustee (the "INDENTURE"), to amend the terms of the Indenture in the manner set forth in Section 8.10 of the Company Disclosure Schedule (the foregoing clauses (i) and (ii), together the "DEBT OFFER"). Notwithstanding the foregoing, in no event shall the Company be required to take any action that could obligate the Company to repurchase any Notes or incur any additional obligations to the holders of Notes prior to the Effective Time.

        (b) The Company shall waive any of the conditions to the Debt Offer and make any other changes in the terms and conditions of the Debt Offer as reasonably requested by the Acquiror, and the Company shall not, without Acquiror's prior consent, waive any material condition to the Debt Offer, make any changes to the terms and conditions of the Debt Offer set forth in Section
8.10 of the Company Disclosure Schedule or make any other material changes in the terms and conditions of the Debt Offer. Notwithstanding the immediately preceding sentence, Acquiror shall not request that the Company make any change to the terms and conditions of the Debt Offer which decreases the price per Note payable in the Debt Offer, changes the form of consideration payable in the Debt Offer (other than by adding consideration) or imposes conditions to the Debt Offer in addition to those set forth in Section 8.10 of the Company Disclosure Schedule which are materially adverse to holders of the Notes (it being agreed that a request by Acquiror that the Company waive any condition in whole or in part at any time and from time to time in its sole discretion shall not be deemed to be materially adverse to any holder of Notes), unless such change was previously approved in writing by the Special Committee or a majority of the disinterested members of the Board of Directors of the Company.

        (c) Promptly following the date of this Agreement, Holding, Acquiror and the Company shall prepare an offer to purchase the Notes (or portions thereof) and forms of the related letter of transmittal (the "LETTER OF TRANSMITTAL") (collectively, the "OFFER TO PURCHASE") and summary advertisement, as well as other information and exhibits (collectively, the "OFFER DOCUMENTS"). Holding, Acquiror and the Company shall cooperate with each other in the preparation of the Offer Documents. All mailings to the holders of Notes in connection with the Debt Offer shall be subject to the prior review, comment and reasonable approval of Acquiror. Provided that this Agreement shall not have been terminated in accordance with Section 10.1, the Company shall, promptly after request of Acquiror (but in no event earlier than twenty calendar days after the date hereof), commence the Debt Offer and cause the Offer Documents to be mailed to the holders of the Notes as promptly as practicable following execution of this Agreement. The Company, Holding and Acquiror agree promptly to correct any information in the Offer Documents that shall be or have become false or misleading in any material respect.

        (d) In connection with the Debt Offer, if requested by Acquiror, the Company shall promptly furnish Acquiror with security position listings, any non-objecting beneficial owner lists and any available listings or computer files containing the names and addresses of the beneficial owners and/or record holders of Notes, each as of a recent date, and shall promptly furnish Acquiror with such additional information (including but not limited to updated lists of Noteholders, mailing labels, security position listings and non-objecting beneficial owners lists) and such other assistance as Acquiror or its agents may reasonably require in communicating the Debt Offer to the record and beneficial holders of Notes.

                                   ARTICLE 9

                              CONDITIONS TO MERGER

        9.1. CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The obligations of the Company, Holding and Acquiror to consummate the Merger are subject to the satisfaction of the following conditions:

        (a) the Company Stockholder Approval shall have been obtained;

        (b) any applicable waiting period or required approval under the HSR Act, Non-U.S. Competition Law or any other similar applicable Law required prior to the completion of the Merger shall have expired or been earlier terminated or received;

        (c) no Governmental Entity of competent authority or jurisdiction shall have issued any Law or taken any other action then in effect, which restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger; provided, however, that the parties hereto shall use their commercially reasonable efforts to have any such Law or other legal restraint vacated; and

        (d) the Registration Statement shall have been declared by the SEC and continue to be effective.

        9.2. CONDITIONS TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

        (a) (i) each of Holding and Acquiror shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of Holding and Acquiror contained in this Agreement that are qualified by reference to a Holding Material Adverse Effect shall be true and correct when made and at and as of the Effective Time, as if made at and as of such time, and (B) all other representations and warranties of Holding and Acquiror shall have been true and correct in all material respects when made and at and as of the Effective Time as if made at and as of such time, and (iii) the Company shall have received a certificate signed by the Chief Executive Officer or President of each of Holding and Acquiror to the foregoing effect;

        (b) each of Holding and Acquiror shall have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by Section 5.3, which if not obtained or made (i) would render consummation of the Merger illegal or (ii) (assuming the Effective Time had occurred) would be reasonably likely to have, individually or in the aggregate, a Holding Material Adverse Effect or a Company Material Adverse Effect; and

        (c) Holding and Acquiror shall have caused the valuation firm which has delivered a solvency letter to the financial institutions providing the Financing (or, if no such letter has been provided thereto, a valuation firm reasonably acceptable to the Company) to have delivered to the Company a letter addressed to the Special Committee and the Board of Directors in form and substance reasonably satisfactory to the Special Committee as to the solvency of the Company and its Subsidiaries after giving effect to the Merger, the financing arrangements contemplated by Acquiror with respect to the Merger and the other transactions contemplated hereby.

        9.3. CONDITIONS TO THE OBLIGATIONS OF ACQUIROR. The obligations of Acquiror to consummate the Merger are subject to the satisfaction of the following further conditions:

        (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) (A) the representations and warranties of the Company contained in this Agreement that are qualified by reference to a Company Material Adverse Effect shall be true and correct when made and at and as of the Effective Time, as if made at and as of such time, and (B) all other representations and warranties of the Company shall have been true and correct in all material respects when made and at and as of the time of the Effective Time, as if made as of such time, and (iii) Acquiror shall have received a certificate signed by the Chief Executive Officer or Chief Financial Officer of the Company to the foregoing effect;

        (b) the Company shall have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by Section 4.3 which if not obtained or made (i) would render consummation of the Merger illegal or (ii) would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that this condition shall be deemed satisfied if the failure of this condition is due to willful breach by Holding or Acquiror of any covenant or willful failure to perform any agreement or a willful breach by Holding or Acquiror of any representation or warranty contained in any of the agreements related to the Financing;

        (c) the funding contemplated by the Commitment Letters shall have been obtained on substantially the terms set forth in the Commitment Letters or the funding of the alternative financing contemplated by Section 7.7 shall have been obtained; and

        (d) the consents of the holders of the Notes required by Section 8.10(a) shall have been obtained.

                                   ARTICLE 10

                                   TERMINATION

        10.1. TERMINATION. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by written notice, whether before or after the Company Stockholder Approval shall have been obtained:

        (a) by mutual written agreement of Holding, Acquiror and the Company, in each case duly authorized by the Boards of Directors or a duly authorized committee thereof;

        (b) by either Acquiror or the Company, if

                (i) the Merger shall not have been consummated by July 20, 2001 (the "END DATE"); provided, however, that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has resulted in the failure of the Merger to occur on or before the End Date;

                (ii) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining the Company or Acquiror from consummating the Merger is entered and the judgment, injunction, judgment, order or decree shall have become final and nonappealable and, prior to that termination, the parties shall have used reasonable best efforts to resist, resolve or lift, as applicable, the Law, judgment, injunction, order or decree; or

                (iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained;

        (c) by the Company, (i) if a breach of any representation, warranty, covenant or agreement on the part of Holding or Acquiror set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 9.2(a) not to be satisfied, and such condition shall be incapable of being satisfied by the End Date; or (ii) as contemplated by Section 6.3(e); provided, however, that termination of this Agreement pursuant to this clause
(ii)
shall not be effective until the Termination Fee has been paid to Acquiror in accordance with Section 10.2(b);

        (d) by Acquiror if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 9.3(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

        (e) by Acquiror if the Board of Directors of the Company or the Special Committee shall (i) (A) amend, withdraw, modify, change, condition or qualify the Company Recommendation in a manner adverse to Holding and Acquiror; (B) approve or recommend to the Company Stockholders an Acquisition Proposal (other than by Holding, Acquiror or their Affiliates); or (C) approve or recommend that the Company Stockholders tender their Company Shares in any tender or exchange offer that is an Acquisition Proposal (other than by Holding, Acquiror or their Affiliates); (ii) deliver any notice pursuant to Section 6.3(e) that it intends to terminate this Agreement and such notice is not unconditionally withdrawn prior to the third Business Day following such delivery; (iii) in the case of the Board of Directors, the Special Committee or any other duly authorized committee thereof, approve a resolution or agree to do any of the foregoing (it being understood and agreed that the delivery of notice pursuant to Section 6.3(e) and any subsequent public announcement of such notice shall not entitle Acquiror to terminate this Agreement pursuant to this Section 10.1(e), provided such notice is unconditionally withdrawn prior to the third Business Day following delivery and the Company has previously unconditionally terminated any agreement entered into in connection with the related Acquisition Proposal); or
(iv) any Person or group (other than Holding, Acquiror or their Affiliates) acquires beneficial ownership of a majority of the outstanding Company Shares.

        10.2. EFFECT OF TERMINATION.

        (a) If this Agreement is terminated pursuant to Section 10.1 (including any termination by way of Section 6.3), there shall be no liability or obligation on the part of Holding, Acquiror, the Company or any of their respective officers, directors, Stockholders, agents or Affiliates, except no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement; provided that the provisions of Sections 8.3, 8.8, 10.2 and 10.3 and Article 11 of this Agreement, shall remain in full force and effect and survive any termination of this Agreement.

        (b) In the event that this Agreement is terminated by Acquiror pursuant to Section 10.1(e) or by the Company pursuant to Section 10.1(c)(ii), the Company shall pay to RCBA by wire transfer of immediately available funds to an account designated by RCBA on the next Business Day following such termination a cash amount equal to the sum of $7,500,000 plus all reasonable and documented out-of-pocket expenses and fees incurred by Holding and its stockholders on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement; provided, however, that the aggregate amount of expenses and fees to be paid by the Company shall not exceed $3,000,000 (collectively, the "TERMINATION FEE"). This Section 10.2(b) is intended to be for the benefit of, and shall be enforceable by, RCBA.

        (c) In the event that (i) this Agreement is terminated pursuant to Sections 10.1(b)(iii) or 10.1(d), (ii) an Acquisition Proposal (with all percentages included in the definition of Acquisition Proposal increased to 51% for purposes of this definition) has been made prior to the Company Stockholder Meeting or such termination (and, in the case of Section 10.1(d), prior to the breach giving rise to termination) and (iii) a transaction contemplated by an Acquisition Proposal (with all percentages included in the definition of Acquisition Proposal increased to 51% for purposes of this definition) is completed or a definitive agreement is executed by the parties thereto with respect to an Acquisition Proposal (with all percentages included in the definition of Acquisition Proposal increased to 51% for purposes of this definition) within twelve (12) months from the date this Agreement is terminated, the Company shall pay to RCBA by wire transfer of immediately available funds to an account designated by RCBA on the next Business Day following the closing of the transaction contemplated by such Acquisition Proposal, a cash amount equal to the Termination Fee.

        10.3. FEES AND EXPENSES. Except as otherwise specifically provided herein, all fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring expenses, whether or not the Merger is consummated.

                                   ARTICLE 11

                                  MISCELLANEOUS

        11.1. NOTICES. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given,

        if to Holding or Acquiror, to:

               c/o BLUM Capital Partners, L.P.
               909 Montgomery Street, Suite 400
               San Francisco, California  94133
               Attention:  Murray A. Indick
               Facsimile No.:  (415) 434-3130

        with a copy to:

               Simpson Thacher & Bartlett
               3330 Hillview Avenue
               Palo Alto, California  94304
               Attention:  Richard Capelouto
               Facsimile No.:  (650) 251-5002
        if to the Company, to:

               CB Richard Ellis Services, Inc.
               200 North Sepulveda Boulevard
               Suite 300
               El Segundo, California 90245
               Attention:  Walter V. Stafford
               Facsimile:  (310) 563-8632

        with a copy to:

               McDermott, Will & Emery
               227 West Monroe Street
               Chicago, Illinois 60606
               Attention:  Thomas J. Murphy, P.C.
               Facsimile:  (312) 984-7700

or such other address or facsimile number as a party may hereafter specify for the purpose by notice to the other parties hereto. Each notice, request or other communication shall be effective only (a) if given by facsimile, when the facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by overnight courier or personal delivery when delivered at the address specified in this Section.

        11.2. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS AFTER THE EFFECTIVE TIME. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time or the termination of this Agreement. The covenants contained in Articles 2, 3, 7 and 11 shall survive the Effective Time.

        11.3. AMENDMENTS; NO WAIVERS.

        (a) Any provision of this Agreement may be amended or waived prior to the Effective Time, if, and only if, the amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Holding and Acquiror or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the Company Stockholder Approval, no such amendment or waiver shall, without the further approval of the Company Stockholders, be made that would require such approval under any applicable Law. Notwithstanding the foregoing, any amendment or waiver agreed to by the Company shall be effective only if authorized or approved in writing by the Special Committee or a majority of the members of the Board of Directors not affiliated with the Buying Group.

        (b) At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts of such party and (b) waive any inaccuracies in the representations and warranties of such party contained herein or in any document delivered pursuant hereto; provided, however, that any extension or waiver agreed to by the Company shall be effective only if authorized or approved in writing by the Special Committee or a majority of the members of the Board of Directors not affiliated with the Buying Group. No such extension or waiver shall be deemed or construed as a continuing extension or waiver on any occasion other than the one on which such extension or waiver was granted or as an extension or waiver with respect to any provision of this Agreement not expressly identified in such extension or waiver on the same or any other occasion. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

        11.4. SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that all or any of the rights or obligations of Holding or Acquiror may be assigned to any direct or indirect wholly-owned Subsidiary of such party (which assignment shall not relieve such assigning party of its obligations hereunder); provided, further, that other than with respect to the foregoing proviso, no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Any purported assignment in violation hereof shall be null and void.

        11.5. COUNTERPARTS; EFFECTIVENESS; THIRD PARTY BENEFICIARIES. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Except as set forth in Section 7.1 and Section 10.2(b), no provision of this Agreement is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

        11.6. GOVERNING LAW. This Agreement shall be construed in accordance with and governed by the internal Laws of the State of Delaware applicable to contracts executed and fully performed within the state of Delaware.

        11.7. JURISDICTION. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the District of Delaware or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the Court of Chancery of the State of Delaware, County of New Castle, and each of the parties hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. Without limiting the foregoing, each party agrees that service of process on it by notice as provided in Section 11.1 shall be deemed effective service of process.

        11.8. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

        11.9. ENTIRE AGREEMENT. This Agreement (together with the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof.

        11.10. AUTHORSHIP. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

        11.11. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        11.12. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

        11.13. HEADINGS; CONSTRUCTION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement (a) words denoting the singular include the plural and vice versa, (b) "it" or "its" or words denoting any gender include all genders, (c) the word "including" shall mean "including without limitation," whether or not expressed, (d) any reference herein to a Section, Article, Paragraph, Clause or Schedule refers to a Section, Article, Paragraph or Clause of or a Schedule to this Agreement, unless otherwise stated, and (e) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, then the period shall end on the next day which is a Business Day.

                                   *    *    *

               IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.


BLUM CB HOLDING CORP.                              CB RICHARD ELLIS SERVICES, INC.

By:                                                By:
    --------------------------------                  ---------------------------------
Its:                                               Its:
     -------------------------------                   --------------------------------



BLUM CB CORP.


By:
    --------------------------------
Its:
     -------------------------------

Exhibit B



                        CONTRIBUTION AND VOTING AGREEMENT


               CONTRIBUTION AND VOTING AGREEMENT, dated as of February 23, 2001 (this "Agreement"), among BLUM CB Holding Corp., a Delaware corporation ("Holding"), BLUM CB Corp., a Delaware corporation and wholly owned subsidiary of Holding ("Newco"), RCBA Strategic Partners, L.P., a Delaware limited partnership (together with its respective permitted assigns as provided herein, "BLUM"), FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP"), and FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International", and together with FSEP, "Freeman Spogli"), Raymond E. Wirta ("Wirta"), W. Brett White ("White") and those other investors who are signatories to this agreement (collectively with Wirta and White, the "Other Investors"). BLUM, Freeman Spogli and the Other Investors are herein collectively referred to as the "Investors." Unless expressly provided otherwise in this Agreement, capitalized terms defined in the Merger Agreement when used in this Agreement shall have the same meanings set forth in the Merger Agreement (defined below).

               WHEREAS, concurrently with the execution and delivery of this Agreement, Newco has entered into a Merger Agreement (the "Merger Agreement") dated as of the date hereof with CB Richard Ellis Services, Inc., a Delaware corporation ("CBRE"), pursuant to which and subject to the terms and conditions thereof, Newco shall merge with and into CBRE (the "Merger"), such that CBRE shall thereafter be a wholly owned subsidiary of Holding;

               WHEREAS, in connection with the consummation of the Merger and the receipt by the Investors of common stock of Holding, each of the Investors shall become parties to a stockholders' agreement in the form attached hereto as EXHIBIT A (the "Securityholders' Agreement");

               WHEREAS, in connection with the execution of the Merger Agreement, Newco has received certain financing agreements and documents from Credit Suisse First Boston ("CSFB") and DLJ Investment Funding, Inc. ("DLJ") with respect to the provision of debt financing to effect the Merger (the "Debt Financing Documents"); and

               WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the Merger, the Merger Agreement, the Securityholders' Agreement, the Debt Financing Documents and the transactions contemplated hereby and thereby (collectively, the "Transactions").

               NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

    CONTRIBUTIONS

               BLUM Contribution. At the Contribution Closing (as defined below), on the terms and subject to the conditions of this Agreement, BLUM hereby agrees to (i) transfer and deliver to Holding 2,345,900 shares of common stock, par value $.01 per share (the "CBRE Common Stock"), of CBRE (the "BLUM Stock Contribution"), and (ii) make an aggregate cash contribution to Holding of approximately $60.8 million to $109.9 million (as determined by Holding no less than twelve business days prior to the Contribution Closing) in immediately available funds to an account of Holding (the "BLUM Cash Contribution," and together with the BLUM Stock Contribution, the "BLUM Contribution"). In connection with such BLUM Contribution, Holding hereby agrees to issue to BLUM at the Contribution Closing (a) 2,345,900 shares of common stock, par value $.01 per share ( "Holding Common Stock"), of Holding in exchange for the BLUM Stock Contribution and (b) a number of shares of Holding Common Stock in exchange for the BLUM Cash Contribution equal to the quotient obtained by dividing (x) the amount of the BLUM Cash Contribution by (y) $16.00 (the shares of Holding Common Stock being issued to BLUM in accordance with clauses (a) and (b) are collectively referred to as the "BLUM Shares").

               Freeman Spogli Contributions. At the Contribution Closing, on the terms and subject to the conditions of this Agreement, Freeman Spogli hereby agrees to transfer and deliver to Holding 3,402,463 shares of CBRE Common Stock (the "Freeman Spogli Contribution"). In connection with such Freeman Spogli Contribution, Holding hereby agrees to issue to Freeman Spogli at the Contribution Closing 3,402,463 shares (the "Freeman Spogli Shares") of Holding Common Stock.

               Other Investors Contribution. At the Contribution Closing, on the terms and subject to the conditions of this Agreement, each of the Other Investors hereby agrees to transfer and deliver to Holding the total number of shares of CBRE Common Stock set forth opposite his or her name on Schedule I hereto (each, an "Other Investor Contribution"). In connection with each such Other Investor Contribution, Holding hereby agrees to issue to such Other Investor at the Contribution Closing the total number of shares (the "Other Investor Shares") of Holding Common Stock set forth opposite his or her name on
Schedule I hereto.

               Delivery of Funds and Certificates. Subject to the satisfaction (or waiver by the parties entitled to the benefit thereof) of the conditions set forth in Section 1.5 of this Agreement, the closing of the transactions contemplation hereby (the "Contribution Closing") will take place at the offices of Simpson Thacher & Bartlett, 3330 Hillview Avenue, Palo Alto, California 94304, or at such other location as the parties may mutually agree, immediately prior to the closing under the Merger Agreement. At the Contribution Closing, Holding will deliver to the Investors duly executed certificates, registered in the Investors' respective names, representing the BLUM Shares, the Freeman Spogli Shares and each of the Other Investor Shares, as the case may be, against the transfer and payment (including, to the extent applicable, the delivery of certificates evidencing the applicable number of shares of CBRE Common Stock duly endorsed to Holding), to Holding of the BLUM Contribution, the Freeman Spogli Contribution and each of the Other Investor Contributions, respectively, which shall represent payment in full for the BLUM Shares, the Freeman Spogli Shares and each of the Other Investor Shares.

               Conditions to the Obligations of the Parties Hereunder. The respective obligations of the Investors to consummate the transactions contemplated by this Agreement shall be subject to the following conditions, each of which is for the benefit of and any of which may be waived by the
Investors:

               Subject to Section 4.9, Holding shall have determined that all the conditions to the consummation of the Merger (as set forth in the Merger Agreement) have been satisfied or waived by the necessary party to the Merger Agreement; and

               the representations and warranties of Holding and Newco contained herein shall be correct and complete in all material respects as of the Contribution Closing to the same extent as though made on and as of such date.

               Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Contribution Closing by any of the parties hereto if the Merger Agreement shall have been terminated in accordance with its terms. In the event of any termination of the Agreement as provided in this Section 1.6, this Agreement shall forthwith become wholly void and of no further force or effect (except Section 4.4 and Article V) and there shall be no liability on the part of any parties hereto or their respective officers or directors, except as provided in such Section 4.4 and Article V. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement.

    REPRESENTATIONS AND WARRANTIES

               Representations and Warranties of Holding and Newco. Each of Holding and Newco represents and warrants to the Investors as follows:

               Each of Holding and Newco is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by each of Holding and Newco of this Agreement and the agreements contemplated hereby, the performance by each of Holding and Newco of its obligations hereunder and thereunder, and the consummation by each of Holding and Newco of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by each of Holding and Newco and, assuming the due authorizations, executions and deliveries thereof by the Investors, constitutes a legal, valid and binding obligation of each of Holding and Newco, enforceable against each of Holding and Newco in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

               As of the date hereof, the authorized capital stock of Holding consists of 2000 shares of Holding Common Stock, 10 of which are issued and outstanding and held by BLUM as of the date hereof (each such share having been purchased by BLUM for a cash price of $16.00 per share). As of the date hereof, the authorized capital stock of Newco consists of 2000 shares of common stock, par value $.01 per share ( "Acquiror Common Stock"), 10 of which are issued and outstanding and held by Holding as of the date hereof (each such share having been purchased by Holding for a cash price of $16.00 per share).

               The BLUM Shares, the Freeman Spogli Shares and the Other Investors Shares, when issued and delivered in accordance with the terms hereof and upon receipt of payment required to be made hereunder, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any mortgage, pledge, security interest, claim, encumbrance, lien or charge of any kind (each, a "Lien").

               The execution, delivery and performance by each of Holding and Newco of this Agreement and the agreements contemplated hereby and the consummation by each of Holder and Newco of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any law, rule or regulation applicable to either Holding or Newco or its properties or assets;
(ii) violate the provisions of the certificate of incorporation or bylaws of either Holding or Newco, as amended to date; or (iii) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to either Holding or Newco or their properties or assets.

               Except to the extent required pursuant to (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (ii) any Non-U.S. Competition Laws and
(iii) any similar applicable Laws, no consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with any third party (including, without limitation, governmental and quasi-governmental agencies, authorities and instrumentalities of competent jurisdiction) by Holding or Newco, in order (i) for this Agreement to constitute a legal, valid and binding obligation of Holding and Newco or (ii) to authorize or permit the consummation by Holding of the issuance of the BLUM Shares, the Freeman Spogli Shares and the Other Investor Share.

               Each of Holding and Newco was organized solely for the purpose of effecting the Transactions and has engaged in no activity other than in connection therewith.

               Representations and Warranties of the Investors. Each of the Investors represents and warrants, severally and not jointly, to Holding and Newco and to the other Investors that:

               The execution and delivery by such Investor of this Agreement and the documents contemplated hereby, the performances by such Investor of its, his or her obligations hereunder and thereunder and the consummations by such Investor of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Investor, and this Agreement has been duly executed and delivered by such Investor and, assuming the due authorization, execution and delivery thereof by Holding and Newco, constitutes a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

               The execution, delivery and performance by such Investor of this Agreement and the agreements contemplated hereby and the consummation by such Investor of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any law, rule or regulation applicable to such Investor or its, his or her respective properties or assets; (ii) violate the provisions of the constituent organizational documents or other governing instruments applicable to such Investor, as amended to date; or (iii) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to such Investor or its, his or her respective properties or assets.

               Such Investor (i) is an "accredited investor" within the definition of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act"), (ii) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that he, she or it is able to fend for himself, herself or itself, can bear the economic risk of the Investor's investment in Holding, and has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the investment in the Holding Common Stock and can afford a complete loss of its, his or her investment, (iii) if other than an individual, has not been organized for the purpose of acquiring the Holding Common Stock, (iv) understands that no public market now exists for the Holding Common Stock and there is no assurance that a pubic market will ever exist for the Holding Common Stock and (v) understands that the Holding Common Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Holding Common Stock or an available exemption from registration under the Securities Act, the Holding Common Stock must be held indefinitely.

               Such Investor's, together with its Affiliates' (as defined in the Merger Agreement), total beneficial ownership of shares of outstanding CBRE Common Stock as of the date hereof is accurately set forth opposite such Investor's name on Schedule I hereto, and each of such shares when transferred and delivered to Holding will be free and clear of all Liens.

               Such Investor has no plan or intention to transfer its shares of Holding Common Stock following the Contribution Closing.

    VOTING AND EXCLUSIVITY

               Voting. Each of the Investors agrees to vote or consent (or cause to be voted or consented), in person or by proxy, any shares of CBRE Common Stock beneficially owned or held of record by such Investor or to which such party has, directly or indirectly, the right to vote or direct the voting (the "Subject Shares") in favor of the Transactions and any other matter required to effect the Transactions at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of CBRE called to consider such matters. In order to effectuate this section 3.1, each of the Investors hereby grants to Holding an irrevocable proxy, which proxy is coupled with an interest, to vote all of the Subject Shares owned by such Investor in favor of the Transactions and any other matter required to effect the Transactions at any meeting of stockholders of CBRE called to consider such matters.

               Exclusivity. Prior to the earlier of the Contribution Closing or the termination of this Agreement, unless otherwise mutually agreed in writing by BLUM and Freeman Spogli, each of the Investors (in their individual capacities as stockholders of CBRE and not in their capacities as officers or directors of CBRE, if applicable) will (i) not, directly or indirectly, make, participate in or agree to, or initiate, solicit, encourage or knowingly facilitate any inquiries or the making of, any proposal or offer with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving CBRE or any of its subsidiaries, or any purchase or sale of 20% or more of the consolidated assets (including without limitation stock of its subsidiaries) of CBRE and its subsidiaries, taken as a whole, or any purchase or sale of, or tender or exchange offer for, the equity securities of CBRE that, if consummated, would result in any person or entity beneficially owning securities representing 20% or more of the total voting power of CBRE (or of the surviving parent entity in such transaction) or any of its subsidiaries, in each case other than the Transactions (any such proposal, offer or transaction (other than the Transactions) being hereinafter referred to as a "Competing Acquisition Proposal"), (ii) vote or consent (or cause to be voted or consented), in person or by proxy, any Subject Shares against any Competing Acquisition Proposal at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of CBRE, (iii) not, directly or indirectly, sell, transfer or otherwise dispose of any shares of CBRE Common Stock beneficially owned by such party (including, without limitation, in the case of Freeman Spogli, the warrant to acquire 364,884 shares of CBRE Common Stock held by Freeman Spogli) and (iv) not enter into any agreement, commitment or arrangement that is inconsistent with any of the foregoing.

    OTHER COVENANTS

               Merger Agreement. The parties hereto acknowledge and agree that Holding will have sole discretion with respect to (a) determining whether the conditions set forth in the Merger Agreement have been satisfied by the appropriate parties thereto and/or whether to waive any of such conditions pursuant to the terms of the Merger Agreement, and (b) the manner and timing of its and CBRE's compliance with the covenants applicable to it and CBRE under the Merger Agreement. Subject to the immediately preceding sentence, Holding may not amend, or agree to amend, the Merger Agreement without the prior written consent of both BLUM and Freeman Spogli. BLUM agrees to amend, or cause the amendment of, the certificates of incorporation of each of Holding and Acquiror at or prior to the Contribution Closing to increase the total number of authorized shares of Holding Common Stock and Acquiror Common Stock, respectively, in order to permit the consummation of the transactions contemplated hereby and by the Merger Agreement.

               Financing Documents. The parties hereto acknowledge and agree that Holding will have sole discretion with respect to the negotiation of definitive debt financing documents with CSFB (or any other lending person) and any supporting lenders based upon the Debt Financing Documents.

               Agreement to Cooperate; Further Assurances. Subject to the terms and conditions of this Agreement, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including providing information and using reasonable best efforts to obtain all necessary or appropriate waivers, consents and approvals, and effecting all necessary registrations and filings.

               Fees and Expenses.

               Subject to Section 4.4(b), in the event that this Agreement is terminated prior to the Contribution Closing, the costs incurred by any party hereto in preparing this Agreement and in pursuing and negotiating the Transactions (including all attorneys' fees and costs relating thereto) (the "Transaction Expenses") will be paid by the party incurring such Transaction Expenses.

               In the event that the Merger Agreement is terminated and BLUM shall receive any payment from CBRE pursuant to Section 10.2 of the Merger Agreement (the "Termination Fee"), promptly after receipt of such Termination Fee, BLUM shall allocate and pay the Termination Fee, in part or in whole, as applicable, as follows: (i) first, to BLUM and the Other Investors in an amount equal to their Transaction Expenses (to the extent such Transaction Expenses shall exceed the Termination Fee, then each such party shall receive a pro rata amount of such Termination Fee based upon such party's Transaction Expenses incurred), (ii) second, if available, any amounts required to be paid to CSFB and DLJ in the Debt Financing Documents and (iii) lastly, subject to Section 4.4(c) hereto, the remaining amount of the Termination Fee to BLUM or its Affiliate (as defined in Section 5.3 hereto).

               If (i) the Merger Agreement is terminated because of the Company's consummation of an Acquisition Proposal (as defined in the Merger Agreement), (ii) Holding is entitled to receive any payment from CBRE pursuant to Section 10.2 of the Merger Agreement, and (iii) (x) Wirta is not offered continued employment on comparable terms with CBRE (or the parent or surviving company in such Acquisition Proposal) following the consummation of such other Acquisition Proposal for a period of at least 12 months (unless such shorter period is requested by Wirta), then Wirta will be entitled to receive 5.7% of the portion of the Termination Fee, if any, paid to BLUM or its Affiliate pursuant to Section 4.4(b)(iii), or (y) White is not offered continued employment on comparable terms with CBRE (or the parent or surviving company in such Acquisition Proposal) following the consummation of such other Acquisition Proposal for a period of at least 12 months (unless such shorter period is requested by White), then White will be entitled to receive 4.3% of the portion of the Termination Fee, if any, paid to BLUM or its Affiliate pursuant to
Section 4.4(b)(iii).

               In the event that the closing under the Merger Agreement occurs, the Surviving Corporation in the Merger shall, simultaneously with such closing, pay (i) to RCBA GP, L.L.C. (or an affiliate designated by it) a transaction fee of $3 million in immediately available funds and (ii) to Freeman Spogli & Co. Incorporated (or an affiliate designated by it) a transaction fee of $2 million in immediately available funds. In addition, simultaneously with such closing, the Surviving Corporation shall reimburse each of the parties hereto for all Transaction Expenses incurred by such party.

               Notification of Certain Matters. Each party to this Agreement shall give prompt notice to each other party of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Contribution Closing and
(ii) any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.5 shall not limit or otherwise affect any remedies available to the party receiving such notice. No disclosure by any party pursuant to this Section 4.5 shall prevent or cure any misrepresentations, breach of warranty or breach of covenant.

               Public Statements. Before any party to this Agreement, other than BLUM, Holding or Newco, or any Affiliate of such party shall release any statements concerning this Agreement, the Merger Agreement, the Securityholders' Agreement, the Debt Financing Documents, the Transactions or any of the matters contemplated hereby and thereby which is intended for or may result in public dissemination thereof, such party shall cooperate with the other parties and provide the other parties the reasonable opportunity to review and comment upon any such statements and, unless otherwise required by law or as may be required to be disclosed by any party in any Schedule 13D filing, shall not release or permit release of any such information without the consent of the other parties, which shall not be unreasonably withheld.

               Execution of Securityholders' Agreement. At the time of the Contribution Closing, each of the Investors agrees to execute and deliver to the other parties thereto the Securityholders' Agreement.

               Freeman Spogli Warrant. Holding agrees to issue to Freeman Spogli or its Affiliate immediately after the closing under the Merger Agreement a warrant in the form attached hereto as EXHIBIT B (the "Warrant Agreement"). Freeman Spogli agrees that at the time of the closing under the Merger Agreement, the warrants to acquire 364,884 shares of Common Stock, par value $.01 per share ("CBRE Common Stock"), of CBRE beneficially owned by Freeman Spogli shall be cancelled by CBRE without any payment to Freeman Spogli.

               Consultation. In connection with (a) exercising its discretion under Sections 1.5 and 4.1 and (b) any negotiations contemplated by Section 4.2, BLUM and Holding will use their good faith efforts to (i) promptly communicate with the other parties hereto concerning the relevant issues and terms, (ii) permit the other parties hereto to participate in the negotiation of such terms, if applicable, and (iii) consider the views of the other parties hereto in the making of any decisions or conduct of any negotiations, as applicable.

               Waiver of Certain Rights in KRES Merger Agreement. Effective upon the Closing, each of FSEP, FSEP International, Koll Holding Company and Wirta (collectively, the "Former KRES Shareholders") irrevocably and unconditionally waives any rights that it or he may have under (i) Section 10.13 of the Agreement and Plan of Merger, dated as of May 14, 1997 (the "KRES Merger Agreement"), by and among CBRE, Koll Real Estate Services, the Former KRES Shareholders and the other parties thereto, and (ii) the Registration Rights Agreement, dated as of May 14, 1997, by and among CBRE, the Former KRES Shareholders and the other parties thereto.

               Conversion of Koll Warrants. Each of Wirta and The Koll Holding Company ("Koll") agrees that at the time of the closing under the Merger Agreement, the warrants to acquire 55,936 shares of CBRE Common Stock beneficially owned by each of Wirta and Koll (as a result of the Amended and Restated Option Agreement, dated as of August 27, 1997 (the "Wirta-Koll Option Agreement"), by and among The Koll Company, Koll, Wirta and Koll Real Estate Services) shall each be converted into the right to receive $1.00 and shall not thereafter represent the right to receive any securities of, or other consideration from, Holding or CBRE.

               Transfers. Each Investor agrees not to enter into any plan, agreement, arrangement or understanding to transfer its shares of Holding Common Stock prior to and including the Contribution Closing.

    MISCELLANEOUS

               Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Holding, Newco and the Investors, or to such other address as may be hereafter notified by the parties hereto:

               If to Holding or Newco, to it at the following address:

                      c/o BLUM Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                      San Francisco, California 94133
                      Attn:  Claus Moller
                      Telephone:  (415) 288-7262
                      Telecopy:  (415) 434-3130

               with a copy to:

                      Simpson Thacher & Bartlett
                      3330 Hillview Avenue
                      Palo Alto, California 94304
                      Attn:  Richard Capelouto
                      Telephone:   (650) 251-5060
                      Telecopy:  (650) 251-5002

               If to an Investor, to it at its address set forth in Section 6.3 of the Securityholders' Agreement.

               Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state. Each of the parties by its execution hereof hereby (i) irrevocably submits to the jurisdiction of the federal and state courts located in the County of

San Francisco in the State of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or any other agreement contemplated hereby or relating to the subject matter hereof or thereof and (ii) waives to the extent not prohibited by applicable law, and agrees not to assert by way of motion, as a defense or otherwise, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that any right or remedy relating to this Agreement or any other agreement contemplated hereby, or the subject matter hereof or thereof, may not be enforced in or by such court. Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by the laws of the state of California, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.2 hereof is reasonably calculated to give actual notice.

               Assignment. This Agreement may not be assigned by any party hereto, except that the rights and obligations of BLUM to provide the BLUM Cash Contribution may be assigned by BLUM in whole or in part to any affiliate of BLUM provided that no such assignment will relieve BLUM of any of its obligations hereunder. Any assignment or delegation in derogation of this provision shall be null and void. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, executors and administrators of the parties hereto.

               Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

               Integration. This Agreement, the Merger Agreement, the Securityholders' Agreement, the Warrant Agreement, the letter agreement between BLUM and an affiliate of Freeman Spogli and the documents referred to herein and therein or delivered pursuant hereto or thereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter, including, without limitation, the letter agreement dated as of November 10, 2000 among the Investors.

               Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

               IN WITNESS WHEREOF, Newco and the Investors have executed this Agreement as of the day and year first above written.


                                    BLUM CB HOLDING CORP.


                                    By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                    BLUM CB CORP.


                                    By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                    RCBA STRATEGIC PARTNERS, L.P.

                                    By:    RCBA GP, L.L.C., its general partner


                                    By:
                                           ------------------------------------
                                           Name:
                                           Title:


                                    FS EQUITY PARTNERS III, L.P.

                                    By:    FS Capital Partners, L.P., its
                                           general Partner

                                           By:    FS Holdings, Inc., its general
                                                  partner


                                    By:
                                           ------------------------------------
                                           Name:
                                           Title:

                                  FS EQUITY PARTNERS INTERNATIONAL, L.P.

                                  By: FS&Co. International, L.P., its general Partner

                                         By:    FS International Holdings
                                                Limited, its general partner


                                  By:
                                           ------------------------------------
                                           Name:
                                           Title:

                                           THE KOLL HOLDING COMPANY


                                           ------------------------------
                                           By:  Donald M. Koll


                                           ------------------------------
                                           Frederic V. Malek


                                           ------------------------------
                                           Raymond E. Wirta


                                           ------------------------------
                                           W. Brett White

                                CONSENT OF SPOUSE

               In consideration of the execution of the foregoing Contribution and Voting Agreement among BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, Raymond E. Wirta and W. Brett White, I, _______________________, the spouse of Raymond E. Wirta, do hereby join with my spouse in executing the foregoing Contribution and Voting Agreement and do hereby agree to be bound by all of the terms and provisions thereof.


Dated as of February 23, 2001
                                                 -------------------------------
                                                             [Spouse]

                                CONSENT OF SPOUSE

               In consideration of the execution of the foregoing Contribution and Voting Agreement among BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, Raymond E. Wirta and W. Brett White, I, _______________________, the spouse of W. Brett White, do hereby join with my spouse in executing the foregoing Contribution and Voting Agreement and do hereby agree to be bound by all of the terms and provisions thereof.


Dated as of February 23, 2001
                                                 -------------------------------
                                                           [Spouse]

                                CONSENT OF SPOUSE

               In consideration of the execution of the foregoing Contribution and Voting Agreement among BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, Raymond E. Wirta and W. Brett White, I, _______________________, the spouse of Frederic V. Malek, do hereby join with my spouse in executing the foregoing Contribution and Voting Agreement and do hereby agree to be bound by all of the terms and provisions thereof.


Dated as of February 23, 2001
                                                 -------------------------------
                                                            [Spouse]

                                CONSENT OF SPOUSE

               In consideration of the execution of the foregoing Contribution and Voting Agreement among BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., The Koll Holding Company, Frederic V. Malek, Raymond E. Wirta and W. Brett White, I, _______________________, the spouse of Donald M. Koll, do hereby join with my spouse in executing the foregoing Contribution and Voting Agreement and do hereby agree to be bound by all of the terms and provisions thereof.


Dated as of February 23, 2001
                                                 -------------------------------
                                                             [Spouse]

                                                                      Schedule I


                                                     TOTAL SHARES OF
                                                   OUTSTANDING COMMON
                                                STOCK BENEFICIALLY OWNED
         BLUM                                          3,423,886
         Freeman Spogli                                3,402,463
         Raymond E. Wirta                                 35,000(1)
         W. Brett White                                   58,600
         Frederic V. Malek                               397,873
         The Koll Holding Company                        734,290(1)



------------------------------------

1 The shares listed as beneficially owned by Raymond E. Wirta do not include currently exercisable options (the "Wirta-Koll Options") granted to Mr. Wirta by The Koll Holding Company (which is the wholly-owned subsidiary of The Koll Company, which is wholly-owned by the Don Koll Separate Property Trust, a trust for which Donald M. Koll is trustee) to acquire 521,590 shares of CBRE Common Stock held by The Koll Holding Company. The shares listed as beneficially owned by The Koll Holding Company include the shares of CBRE Common Stock underlying the Wirta-Koll Options. To the extent that the Wirta-Koll Options are exercised prior to the Contribution Closing, such underlying shares of CBRE Common Stock received by Mr. Wirta shall be contributed to Holding at the Contribution Closing pursuant to Section 1.3 hereto by Mr. Wirta instead of The Koll Holding Company and Mr. Wirta shall receive the corresponding number of shares of Holding Common Stock at the Contribution Closing in respect thereof pursuant to Section 1.3 hereto instead of The Koll Holding Company.

                                                                       EXHIBIT A

                  [Insert final form of Stockholders Agreement]




                                                                       EXHIBIT B

                    [Insert final form of Warrant Agreement]

                                                                       EXHIBIT C





                           SECURITYHOLDERS' AGREEMENT



                                      among



                         RCBA STRATEGIC PARTNERS, L.P.,

                          FS EQUITY PARTNERS III, L.P.,

                     FS EQUITY PARTNERS INTERNATIONAL, L.P.,

                            THE KOLL HOLDING COMPANY,

                               FREDERIC V. MALEK,

                          DLJ INVESTMENT FUNDING, INC.,

                            THE MANAGEMENT INVESTORS

                                       and

                              BLUM CB HOLDING CORP.



                     Dated as of _______________ ____, 2001

I       INTRODUCTORY MATTERS....................................................................2

        1.1.     Defined Terms..................................................................2

        1.2.     Construction..................................................................10

II      TRANSFERS..............................................................................10

        2.1.     Limitations on Transfer.......................................................10

        2.2.     Right of First Offer..........................................................12

        2.3.     Certain Permitted Transfers...................................................13

        2.4.     Tag-Along Rights..............................................................14

        2.5.     Drag-Along Rights.............................................................15

        2.6.     Participation Right...........................................................16

III     REGISTRATION RIGHTS....................................................................17

        3.1.     Demand Registration...........................................................17

        3.2.     Piggyback Registrations.......................................................19

        3.3.     Expenses of Registration......................................................20

        3.4.     Effective Registration Statement..............................................21

        3.5.     Selection of Counsel..........................................................21

        3.6.     Obligations of the Company....................................................21

        3.7.     Termination of Registration Rights............................................24

        3.8.     Delay of Registration; Furnishing Information.................................24

        3.9.     Indemnification...............................................................24

        3.10.    Assignment of Registration Rights.............................................27

        3.11.    Amendment of Registration Rights..............................................27

        3.12.    Limitation on Subsequent Registration Rights..................................28

        3.13.    "Market Stand-Off" Agreement; Agreement to Furnish Information................28

        3.14.    Rule 144 Reporting............................................................28

IV      GOVERNANCE.............................................................................29

        4.1.     The Board Prior to an Initial Public Offering.................................29

        4.2.     The Board Subsequent to an Initial Public Offering............................31

        4.3.     Board Observers...............................................................31

        4.4.     Advisors......................................................................32

        4.5.     Voting........................................................................32

        4.6.     General Consent Rights........................................................33

        4.7.     Consent Rights of FS Parties..................................................34

V       OTHER AGREEMENTS.......................................................................35

        5.1.     Financial Information.........................................................35

        5.2.     Inspection Rights.............................................................36

        5.3.     Confidentiality of Records....................................................36

        5.4.     Indemnification...............................................................36

VI      MISCELLANEOUS..........................................................................38

        6.1.     Additional Securities Subject to Agreement....................................38

        6.2.     Term..........................................................................39

        6.3.     Notices.......................................................................39

        6.4.     Further Assurances............................................................41

        6.5.     Non-Assignability.............................................................41

        6.6.     Amendment; Waiver.............................................................42

        6.7.     Third Parties.................................................................42

        6.8.     Governing Law.................................................................43

        6.9.     Specific Performance..........................................................43

        6.10.    Entire Agreement..............................................................43

        6.11.    Titles and Headings...........................................................43

        6.12.    Severability..................................................................43

        6.13.    Counterparts..................................................................43

        6.14.    Ownership of Shares...........................................................43

                SECURITYHOLDERS' AGREEMENT, dated as of _________ ___, 2001 (this "Agreement"), among (i) CB Richard Ellis Services, a Delaware corporation ("CBRE") and BLUM CB Holding Corp. (the "Company"), (ii) RCBA Strategic Partners, L.P., a Delaware limited partnership (together with its successors, "BLUM"), (iii) FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP"), and FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International," and together with FSEP and their respective successors, the "FS Entities"), (iv) DLJ Investment Funding, Inc. ("DLJ"), (v) The Koll Holding Company, a California corporation (together with its successors, "Koll"), Frederic V. Malek ("Malek", and together with Koll, the "Other Non-Management Investors"), and (vi) the individuals identified on the signature pages hereto as "Management Investors" (together, the "Management Investors"; collectively with the FS Entities, DLJ and the Other Non-Management Investors, the "Non-BLUM Investors").

                                    RECITALS:

                A. CBRE, the Company and BLUM CB Corp., a Delaware Corporation ("Newco"), are parties to an Agreement and Plan of Merger, dated as of February 23, 2001 (the "Merger Agreement"), pursuant to which, among other things, Newco merged with and into CBRE on the date hereof (the "Merger") and CBRE became a wholly-owned subsidiary of the Company;

                B. As a result of the Merger, on the date hereof, BLUM is the largest holder of the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") and the Non-BLUM Investors also hold outstanding shares of the Common Stock; and

                C. The parties hereto wish to provide for certain matters relating to their respective holdings of the Common Stock.

                NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

    INTRODUCTORY MATTERS

                Defined Terms.

                The following terms have the following meanings when used herein with initial capital letters:

                "Advisory Services" has the meaning set forth in Section 4.4.

                "Affiliate" means, with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with, such Person. As used in this definition of "Affiliate" and the definition of "Subsidiary," "control"

        (including, with correlative meanings, "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding anything to the contrary stated herein, the Company shall not be considered an Affiliate of any Securityholder.

                "Agreement" means this Agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

                "Approved Sale" has the meaning set forth in Section 2.5(c).

                "Assumption Agreement" means an agreement in the form attached hereto as EXHIBIT A whereby a transferee of Restricted Securities becomes a party to, and agrees to be bound by, the terms of this Agreement in the manner set forth in Section 6.5 hereto.

                "BLUM" has the meaning set forth in the Preamble.

                "BLUM Directors" has the meaning set forth in Section 4.1(c)(i).

                "BLUM Holder" means (i) BLUM and (ii) any Person to whom BLUM Transfers Registrable Securities (but only to the extent of the Registrable Securities acquired from BLUM) and, in the case of clause
        (ii), which Person becomes bound by the provisions of this Agreement in the manner set forth in Section 6.5 hereto.

                "BLUM Sale" has the meaning set forth in Section 2.4(a).

                "Board" means the Board of Directors of the Company.

                "Bylaws" means the Bylaws of the Company as of the Closing, as the same may be amended from time to time.

                "Cause" has the meaning set forth in Section 4.1(j).

                "CBRE" has the meaning set forth in the Preamble.

                "Certificate of Incorporation" means the Certificate of Incorporation of the Company as of the Closing, as the same may be amended from time to time.

                "Claim Notice" has the meaning set forth in Section 5.4(b).

                "Closing" means the Closing of the Merger.

                "Common Stock" has the meaning set forth in the Recitals.

                "Company" has the meaning set forth in the Preamble.

                "Consolidated EBITDA" means, for any period, [the consolidated net income of the Company and its subsidiaries for such period as set forth in the consolidated financial statements of the Company, plus the following of the Company and its subsidiaries to the extent deducted in calculating such consolidated net income: (i) consolidated interest expense, (ii) consolidated income tax expense, (iii) consolidated depreciation expense and (iv) consolidated amortization expenses]. [Note: To the extent that the senior debt financing contains a different definition of Consolidated EBITDA, this definition will be conformed to that used in the senior debt financing.]

                "Contribution Agreement" means that certain Contribution and Voting Agreement, dated as of February 23, 2001, among BLUM CB Holding Corp., BLUM CB Corp., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., Wirta, White and the other investors who are signatories thereto.

                "DLJ Holder" means (i) DLJ and (ii) any Person to whom DLJ Transfers Registrable Securities (but only to the extent of the Registrable Securities acquired from DLJ) and, in the case of clause
        (ii), which Person becomes bound by the provisions of this Agreement as a DLJ Party in the manner set forth in Section 6.5 hereto.

                "DLJ Parties" means (i) DLJ and (ii) any Person to whom DLJ Transfers Restricted Securities and, in the case of clause (ii), which Person becomes bound by the provisions of this Agreement in the manner set forth in Section 6.5 hereto.

                "Drag-Along Notice" has the meaning set forth in Section 2.5(b).

                "Dragging Party" has the meaning set forth in Section 2.5(a).

                "Equity Securities" means (i) any Common Stock or other equity security of the Company, (ii) any security convertible, with or without consideration, into Common Stock or any other equity security of the Company (including any option or other right to purchase or acquire such a convertible security) and (iii) any option, warrant or other right to purchase or acquire Common Stock or any other equity security of the Company.

                "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute then in effect, and a reference to a particular section thereof shall be deemed to include a reference to the comparable section, if any, of any such similar federal statute.

                "Fair Market Value" means (i) with respect to cash consideration, the total amount of such cash consideration in United States dollars, (ii) with respect to non-cash consideration consisting of publicly-traded securities, the average daily closing sales price of such securities for the ten consecutive trading days preceding the date of Fair Market Value of such securities is required to be determined hereunder (with the closing price for each day being the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the principal national securities exchange on which such securities are listed and admitted to trading, or, if not listed and admitted to trading on any such exchange on the NASDAQ National Market System, or if not quoted on the NASDAQ National Market System, the average of the closing bid and asked prices in the over-the-counter market as furnished by any New York Stock Exchange member firm selected from time to time by the Company for that purpose) and (iii) with respect to non-cash consideration not consisting of publicly-traded securities, such amount as is determined to be the fair market value of the non-cash consideration as of the date such Fair Market Value is required to be determined hereunder as determined in good faith by the Board.

                For the purposes of Section 2.2(a), if the Transferring Securityholder or BLUM disputes in good faith the determination by the Board pursuant to the above clause (iii) of the Fair Market Value of the non-cash consideration to be paid for the Transfer Securities, then the Transferring Securityholder or BLUM, as applicable, may require that an investment bank selected by the Company and reasonably acceptable to the Transferring Securityholder and BLUM determine such Fair Market Value for the purposes of clause (iii).

                For the purposes of Section 4.7(a)(ii), if the FS Director believes in good faith that the Fair Market Value, determined pursuant to the above clause (iii), of the consideration to be received for the assets of the Company or its Subsidiaries to be sold under that Section exceeds $75 million, then the FS Director may require that such Fair Market Value be determined by an independent investment bank selected by the Company and reasonably acceptable to the FS Director.

                The Company shall pay the fees and expenses of the investment bank in making any Fair Market Value determination; provided, however that in the case of the second paragraph of this definition of "Fair Market Value", if the Transferring Securityholder does not have a good faith belief that the Fair Market Value of the non-cash consideration to be paid for the Transfer Securities, as determined pursuant to the above clause (iii), is greater than or equal to $5 million, then the fees and expenses of the investment bank in making any Fair Market Value determination at the request of such Transferring Securityholder under such circumstances shall be paid by such Transferring Securityholder.

                "FS Director" has the meaning set forth in Section 4.1(c)(ii).

                "FS Entities" has the meaning set forth in the Preamble.

                "FS Holder" means (i) each of the FS Entities and (ii) any Person to whom either of the FS Entities Transfers Registrable Securities or Restricted Securities (but only to the extent of the Registrable Securities or Restricted Securities acquired from such FS Entity) and, in the case of clause (ii), which Person becomes bound by the provisions of this Agreement as a FS Party in the manner set forth in Section 6.5 hereto.

                "FS Parties" means (i) each of the FS Entities and (ii) any Person to whom either of the FS Entities Transfers Restricted Securities and, in the case of clause (ii), which Person becomes bound by the provisions of this Agreement in the manner set forth in Section 6.5 hereto.

                "FS Warrants" means (i) the warrants to acquire Common Stock acquired by the FS Entities pursuant to the Contribution Agreement and
        (ii) any shares of Common Stock received upon exercise of such warrants.

                "Holder" means any Person owning of record Registrable Securities who (i) is a party to this Agreement on the date hereof or
        (ii) subsequently agrees in writing to be bound by the provisions of this Agreement in accordance with the terms of Section 6.5 of this Agreement.

                "Indebtedness" means any indebtedness for borrowed money.

                "Indemnified Party" has the meaning set forth in Section 5.4(b).

                "Initiating Holder" means, with respect to any registration effected pursuant to Section 3.1, (i) the BLUM Holders in the event that the Holder or Holders from whom a notice is received pursuant to Section 3.1(a) that initiates such registration is a BLUM Holder, (ii) the FS Holders in the event that the Holder or Holders from whom a notice is received pursuant to Section 3.1(a) that initiates such registration is a FS Holder, and (iii) the DLJ Holders in the event that the Holder or Holders from whom a notice is received pursuant to Section 3.1(a) that initiates such registration is a DLJ Holder.

                "IPO" or "Initial Public Offering" means the completion of an underwritten Public Offering of Common Stock pursuant to which the Company becomes listed on a national securities exchange or on the NASDAQ Stock Market.

                "Issuance" has the meaning set forth in Section 2.6(a).

                "Legend" has the meaning set forth in Section 2.1(d).

                "Losses" has the meaning set forth in Section 3.9(d).

                "Losses and Expenses" has the meaning set forth in Section
        5.4(a).

                "Management Investors" has the meaning set forth in the Preamble.

                "Management Parties" means (i) each of the Management Investors and (ii) any Person to whom any of the Management Investors Transfers Restricted Securities and, in the case of clause (ii), which Person becomes bound by the provisions of this Agreement in the manner set forth in Section 6.5 hereto.

                "Material Securityholder" means BLUM, each of the FS Entities, DLJ, Malek, Koll and any Securityholder who (as determined on a particular date) beneficially owns, together with its Affiliates, greater than 10% of the total outstanding Common Stock as of such date.

                "Merger" has the meaning set forth in the Recitals.

                "Merger Agreement" has the meaning set forth in the Recitals.

                "Newco" has the meaning set forth in the Recitals.

                "Non-BLUM Investors" has the meaning set forth in the Preamble.

                "Non-BLUM Parties" means the FS Parties, the DLJ Parties, the Other Non-Management Parties and the Management Parties, collectively.

                "Notes" means the Company's 16.0% Senior Notes due ______ ___, 2011.

                "Notice Period" has the meaning set forth in Section 5.4(b).

                "Observer" has the meaning set forth in Section 4.3(a).

                "Offer Price" has the meaning set forth in Section 2.2(a).

                "Offer Notice" has the meaning set forth in Section 2.2(a).

                "Other Holder" means any Holder other than a BLUM Holder, a FS Holder or a DLJ Holder.

                "Other Non-Management Investors" has the meaning set forth in the Preamble.

                "Other Non-Management Parties" means (i) each of the Other Non-Management Investors and (ii) any Person to whom either of the Other Non-Management Investors Transfers Restricted Securities and, in the case of clause (ii), which Person becomes bound by the provisions of this Agreement in the manner set forth in Section 6.5 hereto.

                "Ownership" means, with respect to any Person, all matters related to such Person's and such Person's Affiliates' (i) beneficial ownership of Restricted Securities, (ii) due authorization of a Transfer of such Restricted Securities, (iii) power to Transfer such Restricted Securities, and (iv) non-violation of agreements, laws, etc. relating to such Transfer of such Restricted Securities.

                "Permitted Third Party Transfer Date" means the three year anniversary of the date hereof.

                "Permitted Transferees" means any Person to whom Restricted Securities are Transferred by a Non-BLUM Party in a Transfer in accordance with Section 2.3 and not in violation of this Agreement and who is required to, and does, enter into an Assumption Agreement, and includes any Person to whom a Permitted Transferee of a Non-BLUM Party (or a Permitted Transferee of a Permitted Transferee) so further Transfers Restricted Securities and who is required to, and does, execute and deliver to the Company and BLUM an Assumption Agreement.

                "Person" means any individual, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

                "Proposed Transferee" has the meaning set forth in Section
        2.4(a).

                "Public Offering" means the sale of shares of any class of the Common Stock to the public pursuant to an effective registration statement (other than a registration statement on Form S-4 or S-8 or any similar or successor form) filed under the Securities Act in connection with an underwritten offering.

                "Purchase Agreement" means that certain Purchase Agreement, dated as of the date hereof, between the Company and DLJ, pursuant to which, among other things, the Company issued and sold to DLJ, and DLJ purchased from the Company, the Notes.

                "Purchase Price" means the Fair Market Value of the consideration paid by the Company or any of its Subsidiaries.

                "Qualified Purchaser" means any Person to whom any Transferring Securityholder wishes to sell Restricted Securities pursuant to Section 2.2; provided that such Person (i) shall be acceptable to BLUM (such acceptance to be evidence in writing and to not be unreasonably withheld; it is understood that, if the proposed Qualified Purchaser is a nationally-recognized private equity sponsor or institutional equity investor, such consent will not be withheld unless BLUM's decision to withhold consent results from BLUM's or any of its Affiliate's direct experience with such proposed Qualified Purchaser in connection with another actual or proposed transaction) and (ii) execute and deliver to the Company and BLUM an Assumption Agreement.

                "Registrable Securities" means any shares of Common Stock held by the Securityholders, including as a result of the exercise of options or warrants to acquire Common Stock. For purposes of this Agreement, any Registrable Securities held by any Person will cease to be Registrable Securities when (A) a registration statement covering such Registrable Securities has been declared effective and such Registrable Securities have been disposed of pursuant to such effective registration statement,
        (B) the registration rights of the holder of such Registrable Securities have terminated pursuant to Section 3.7 hereto, or (C) such Registrable Securities cease to be outstanding.

                "Registration Expenses" means all expenses incident to performance of or compliance with Sections 3.1 and 3.2 hereof, including, without limitation, all registration and filing fees, printing messenger and delivery expenses, fees and expenses of listing the Registrable Securities on any securities exchange, rating agency fees, fees and disbursements of counsel for the Company and of its independent public accountants, reasonable fees and disbursements of a single special counsel for the Holders selected in accordance with
        Section 3.5, blue sky fees and expenses and the expense of any special audits incident to or required by any such registration (including "cold comfort" letters), fees and disbursements of underwriters customarily paid by the issuers or sellers of securities (including liability insurance but excluding Selling Expenses), and other reasonable out-of-pocket expenses of Holders (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

                "Related Party" has the meaning set forth in Section 5.3.

                "Relevant Period" has the meaning set forth in Section
        3.1(c)(iv).

                "Restricted Period" means the period beginning on the date hereof and ending on the earlier of (i) the ten year anniversary of the date hereof and (ii) the date of the Initial Public Offering.

                "Restricted Securities" has the meaning set forth in Section 2.1(a).

                "Right" has the meaning set forth in Section 2.6(a).

                "Rule 144" means Rule 144 of the Securities Act.

                "SEC" or "Commission" means the Securities and Exchange Commission.

                "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

                "Securityholder" means each of the holders of Common Stock or the FS Warrants who are parties to this Agreement or an Assumption Agreement.

                "Selling Expenses" means all underwriting discounts and selling commissions and transfer taxes applicable to the sale.

                "Subsidiary" means, with respect to any Person, any other Person
        (i) of which (or in which) such first Person beneficially owns, directly or indirectly, 50% or more of the outstanding capital stock or other equity interests having ordinary voting power to elect the Board of Directors or any equivalent body of such other Person or (ii) of which such first Person or its Subsidiary is a general partner, managing member or an equivalent.

                "Tagging Securityholder" has the meaning set forth in Section 2.4(a).

                "Third Party" has the meaning set forth in Section 2.4(a).

                "Transfer" means a transfer, sale, assignment, pledge, hypothecation or other disposition (including, without limitation, by operation of law), whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right.

                "Transfer Offer" means the offer to sell the Transfer Securities owned by the Transferring Securityholder to all other Securityholders in accordance with Section 2.2(a), if the Company shall decline to purchase all or any portion of the Transfer Securities.

                "Transfer Period" has the meaning set forth in Section 2.2(c).

                "Transfer Securities" has the meaning set forth in Section
        2.2(a).

                "Transferring Securityholder" has the meaning set forth in
        Section 2.2(a).

                "Twelve-Month Normalized EBITDA" means, as of any date, the Consolidated EBITDA for the 12-month period ending on the last day of the most recent quarter for which consolidated financial statements of the Company have been filed with the SEC (or, if the Company is not then filing such statements with the SEC, the most recent quarter for which such statements are available); provided, however that such determination of Consolidated EBITDA shall be adjusted for such period to (i) include the pro forma effects for the entire period of any acquisitions or dispositions by the Company since the beginning of such period and (ii) disregard any extraordinary or similar one-time charges or revenues of the Company.

                "Violation" has the meaning set forth in Section 3.9(a).

                "White" means W. Brett White.

                "Wirta" means Raymond E. Wirta.

                Construction.

                The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) "or" is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words "hereof," "herein," and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

    TRANSFERS

                Limitations on Transfer.

                Each Securityholder hereby agrees that it will not, directly or indirectly, Transfer any shares of Common Stock or FS Warrants (collectively, the "Restricted Securities") unless such Transfer complies with the provisions hereof and (i) such Transfer is pursuant to an effective registration statement under the Securities Act and has been registered under all applicable state securities or "blue sky" laws or (ii) such Securityholder shall have furnished the Company with a written opinion of counsel in form and substance reasonably satisfactory to the Company to the effect that no such registration is required because of the availability of an exemption from registration under the Securities Act and all applicable state securities or "blue sky" laws.

                During the Restricted Period,

                each of the Non-BLUM Parties may not Transfer any Restricted
                        Securities other than (x) pursuant to Sections 2.3, 2.4 or 2.5, (y) with respect to the FS Parties and the Other Non-Management Parties only, Transfers after the applicable Permitted Third Party Transfer Date to Persons other than a Permitted Transferee of the Securityholder making the Transfer (subject to prior compliance in full with Section 2.2 and such Persons executing and delivering Assumption Agreements to the Company), and
                        (z) with respect to the DLJ Parties only, Transfers of Restricted Securities in connection with Transfers of Notes to the same transferee (subject to such Persons executing and delivering Assumption Agreements to the Company); and

                BLUM and its Affiliates will not Transfer any Restricted
                        Securities in a transaction subject to Section 2.4 unless Section 2.4 is complied with in full prior to such Transfer.

                In the event of any purported Transfer by any of the Securityholders of any Restricted Securities in violation of the provisions of this Agreement, such purported Transfer will be void and of no effect and the Company will not give effect to such Transfer.

                Each certificate representing Restricted Securities issued to the Securityholders will bear a legend on the face thereof substantially to the following effect (with such additions thereto or changes therein as the Company may be advised by counsel are required by law or necessary to give full effect to this Agreement, the "Legend"):

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SECURITYHOLDERS' AGREEMENT AMONG BLUM CB HOLDING CORP., RCBA STRATEGIC PARTNERS, L.P., FS EQUITY PARTNERS III, L.P., FS EQUITY PARTNERS INTERNATIONAL, L.P., THE KOLL HOLDING COMPANY, FREDERIC V. MALEK, DLJ INVESTMENT FUNDING, INC. AND CERTAIN MANAGEMENT INVESTORS, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS' AGREEMENT. THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SECURITYHOLDERS' AGREEMENT."

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THAT ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE."

The Legend will be removed by the Company by the delivery of substitute certificates without such Legend in the event of (i) a Transfer permitted by this Agreement in which the Permitted Transferee is not required to enter into an Assumption Agreement or (ii) the termination of Article II pursuant to the terms hereof; provided, however, that the second paragraph of the Legend will only be removed if at such time it is no longer required for purposes of applicable securities laws and, if requested by the Company, the Company receives an opinion to such effect of counsel to the applicable Securityholder in form and substance reasonably satisfactory to the Company.

                Right of First Offer.

                If, following the Permitted Third Party Transfer Date, any of the FS Parties or the Other Non-Management Parties (each, a "Transferring Securityholder") desires to Transfer all or any portion of the Restricted Securities (the "Transfer Securities") then owned by such Transferring Securityholder to a Person that is not a Permitted Transferee of the Transferring Securityholder, such Transferring Securityholder shall provide BLUM with a written notice (the "Offer Notice") setting forth: (i) the number of shares of Common Stock proposed to be Transferred and (ii) the material terms and conditions of the proposed transfer including the minimum price (the "Offer Price") at which such Transferring Securityholder proposes to Transfer such shares. The Offer Notice shall also constitute an irrevocable offer to sell the Transfer Securities to BLUM or, at BLUM's option following receipt of the Offer Notice, to one or more assignees of BLUM (subject to such assignee's or assignees' delivery of an Assumption Agreement in compliance with Section 6.5 hereof) (x) at the Offer Price and on the same terms and conditions as the Transfer Offer or (y) if the Transfer Offer includes any consideration other than cash, at the option of BLUM or such assignee, at a cash price equal to the Fair Market Value of such non-cash consideration (the "Transfer Consideration").

                If BLUM or its assignee wishes to accept the offer set forth in the Offer Notice, BLUM or such assignee shall deliver within 15 business days of receipt of the Offer Notice (such period, the "Election Period") an irrevocable notice of acceptance to the Transferring Securityholder (the "Acceptance Notice"), which Notice shall indicate the form of Transfer Consideration chosen (to the extent that the Transfer Offer includes any consideration other than cash). BLUM or its assignee may accept such offer for any or all of the Transfer Securities, provided, however, that if BLUM or its assignee agrees to purchase less than all of the Transfer Securities specified in the Offer Notice, then the Transferring Securityholder can choose not to sell any shares to BLUM or its assignee, as applicable, by delivering written notice thereof to BLUM or such assignee within five Business Days of the Transferring Securityholder's receipt of the Acceptance Notice. In the event that the Transferring Securityholder elects not to sell any shares to BLUM or its assignee pursuant to the proviso in the immediately preceding sentence, such Transferring Shareholder may transfer the Transfer Securities to one or more Qualified Purchasers pursuant to Section 2.2(c) only if such Qualified Purchasers purchase in the aggregate at least as many shares of the Transfer Securities as BLUM had agreed to purchase.

                If the option to purchase the Transfer Securities represented by the Offer Notice is accepted on a timely basis by BLUM or its assignee, in accordance with all the terms specified in Section 2.2(b) and such acceptance (if it is for less than all of the Transfer Securities) has not been rejected by the Transferring Securityholder, no later than the later of (x) 30 business days after the date of the receipt by BLUM of the Offer Notice or (y) the second business day after the receipt of any necessary governmental approvals (including, without limitation, the expiration or early termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), BLUM (or its assignee), as applicable, shall deliver payment by wire transfer of immediately available funds, to the extent the Transfer Consideration is cash, and/or by delivery of the non-cash Transfer Consideration (to the extent chosen by BLUM or its assignee), to such Transferring Securityholder against delivery of certificates or other instruments representing the Common Stock so purchased, appropriately endorsed by such Transferring Securityholder. Each Transferring Securityholder shall deliver its shares of Common Stock free and clear of all liens, claims, options, pledges, encumbrances and security interests. To the extent BLUM or its assignee (i) has not given notice of its acceptance of the offer represented by the Offer Notice to purchase all of the Transfer Securities prior to the expiration of the Election Period, (ii) has accepted as to less than all of the Transfer Securities and such acceptance has been rejected by the Transferring Securityholder, (iii) has accepted as to less than all of the Transfer Securities and such acceptance has not been rejected by the Transferring Securityholder, or (iv) has not tendered the Purchase Price for the Transfer Securities in the manner and within the period set forth above in this Section 2.2(c), such Transferring Securityholder shall be free (subject to the last sentence of Section 2.2(b)) for a period of 120 days from the end of the Election Period to transfer the Transfer Securities (or in the case of the foregoing clause (iii), such remaining portion of the Transfer Securities) to a Qualified Purchaser at a price equal to or greater than the Offer Price and otherwise on terms which are no more favorable in any material respect to such Qualified Purchaser than the terms and conditions set forth in the Offer Notice. If for any reason such Transferring Securityholder does not transfer the Transfer Securities (or in the case of the foregoing clause (iii), such remaining portion of the Transfer Securities) to a Qualified Purchaser on such terms and conditions or if such Transferring Securityholder wishes to Transfer the Transfer Securities (or in the case of the foregoing clause (iii), such remaining portion of the Transfer Securities) at a lower Purchase Price or on terms which are more favorable in any material respect to a Qualified Purchaser than those set forth in the Offer Notice, the provisions of this Section 2.2 shall again be applicable to the Transfer Securities (or in the case of the foregoing clause (iii), such remaining portion of the Transfer Securities); provided that if the Transferring Securityholder does not transfer all of the Transfer Securities (or in the case of the foregoing clause (iii), such remaining portion of the Transfer Securities) to a Qualifying Purchaser within 120 days from the end of the Election Period (the "Transfer Period") then such Transferring Securityholder may not deliver another Offer Notice until 90 days have elapsed since the end of the Transfer Period.

                Certain Permitted Transfers.

                Notwithstanding any other provision of this Agreement to the contrary, each Non-BLUM Party shall be entitled from time to time to Transfer any or all of the Restricted Securities held by it to (i) any of its Affiliates,
(ii) in the case of the FS Entities, beginning on April 12, 2003, on a pro rata basis to the partners of such Transferor or (iii) in the case of any Non-BLUM Party (including any transferee that receives shares from an FS Entity pursuant to clause (ii) of this Section 2.3) who is an individual, (A) such Transferor's spouse or direct lineal descendants (including adopted children) or antecedents,
(B) a charitable remainder trust or trust, in each case the current beneficiaries of which, or to a corporation or partnership, the stockholders or limited or general partners of which, include only such transferor and/or such transferor's spouse and/or such transferor's direct lineal descendants (including adopted children) or antecedents, or (C) the executor, administrator, testamentary trustee, legatee or beneficiary of any deceased transferor holding Restricted Securities or (iv) in the case of a transferee from an FS Entity pursuant to clause (ii) of this Section 2.3 that is a corporation, partnership, limited liability company, trust or other entity, pro rata without payment of consideration, to its shareholders, partners, members, beneficiaries or other entity owners, as the case may be; provided that with respect to each of the foregoing (x) any such transferee duly executes and delivers an Assumption Agreement, (y) each such transferee pursuant to clause (i) or (iii) shall, and each such Transferring Non-BLUM Party shall cause such transferee (and, if applicable, such transferee's spouse) to, Transfer back to such

Transferring Non-BLUM Party any Restricted Securities it owns prior to such transferee ceasing to satisfy any of the foregoing clause (i) or (iii) of this
Section 2.3 with respect to its relationship to such Transferring Non-BLUM Party, and (z) if requested by the Company the Company has been furnished with an opinion of counsel in connection with such Transfer, in form and substance reasonably satisfactory to the Company, that such Transfer is exempt from or not subject to the provisions of Section 5 of the Securities Act and any other applicable securities laws.

                Tag-Along Rights.

                Prior to an Initial Public Offering, with respect to any proposed Transfer by BLUM and its Affiliates of shares of Common Stock to any Person other than BLUM and its Affiliates (each a "Third Party") (other than in a Public Offering, which shall be subject to Article III), whether pursuant to a stock sale, merger, consolidation, a tender or exchange offer or any other transaction (any such transaction, a "BLUM Sale"), BLUM and its Affiliates will have the obligation, and each of the Non-BLUM Parties will have the right, to require the proposed transferee or acquiring Person (a "Proposed Transferee") to purchase from each of the Non-BLUM Parties who exercises its rights under
Section 2.4(b) (a "Tagging Securityholder") a number of shares of Common Stock up to the product (rounded to the nearest whole number of shares) of (i) the quotient determined by dividing (A) the aggregate number of outstanding shares of such class owned by such Tagging Securityholder by (B) the aggregate number of outstanding shares of such class and (ii) the total number of shares of such class proposed to be directly or indirectly Transferred to the Proposed Transferee at the same price per share and upon the same terms and conditions (including, without limitation, time of payment and form of consideration) as to be paid by and given to BLUM and/or its Affiliates (as applicable). In order to be entitled to exercise its right to sell shares of Common Stock to the Proposed Transferee pursuant to this Section 2.4, each Tagging Securityholder must agree to make to the Proposed Transferee the same covenants, indemnities (with respect to all matters other than BLUM's and/or its Affiliates' Ownership of Common Stock) and agreements as BLUM and/or its Affiliate (as applicable) agrees to make in connection with the BLUM Sale and such representations and warranties (and related indemnification) as to its Ownership of its Common Stock as are given by BLUM and/or its Affiliate (as applicable) with respect to such party's Ownership of Common Stock; provided, that all such covenants, indemnities and agreements shall be made by each Tagging Securityholder, severally and not jointly, and that the liabilities thereunder (other than with respect to Ownership, which shall be several obligations) shall be borne on a pro rata basis based on the number of shares Transferred by each of BLUM, and its Affiliates and the Tagging Securityholders. Each Tagging Securityholder will be responsible for its proportionate share of the reasonable out-of-pocket costs incurred by BLUM and its Affiliates in connection with the BLUM Sale to the extent not paid or reimbursed by the Company or the Proposed Transferee.

                BLUM will give notice to each Tagging Securityholder of each proposed BLUM Sale at least 15 business days prior to the proposed consummation of such BLUM Sale, setting forth the number of shares of Common Stock proposed to be so Transferred, the name and address of the Proposed Transferee, the proposed amount and form of consideration (and if such consideration consists in part or in whole of property other than cash, BLUM will provide such information, to the extent reasonably available to BLUM, relating to such consideration as the Tagging Securityholder may reasonably request in order to evaluate such non-cash consideration) and other terms and conditions of payment offered by the Proposed Transferee. The tag-along rights provided by this Section 2.4 must be exercised by each Tagging Securityholder within 10 business days following receipt of the notice required by the preceding sentence by delivery of an irrevocable written notice to BLUM indicating such Tagging Securityholder's exercise of its, her or his rights and specifying the number of shares of Common Stock it, she or he desires to sell. The Tagging Securityholder will be entitled under this Section
2.4 to Transfer to the Proposed Transferee the number of shares of Common Stock determined in accordance with Section 2.4(a).

                If any Tagging Securityholder exercises its, her or his rights under Section 2.4(a), the closing of the purchase of the Common Stock with respect to which such rights have been exercised is subject to, and will take place concurrently with, the closing of the sale of BLUM's or its Affiliate's Common Stock to the Proposed Transferee.

                Drag-Along Rights.

                If BLUM and/or its Affiliates (in such capacity, the "Dragging Party") agree to Transfer to a Third Party or a group of Third Parties (other than in a Public Offering) a majority of the shares of Common Stock beneficially owned by BLUM and its Affiliates at the time of such Transfer, then each of the Non-BLUM Parties hereby agrees that, if requested by the Dragging Party, it will Transfer to such Third Party on the same terms and conditions (including, without limitation, time of payment and form of consideration, but subject to
Section 2.5(b)) as to be paid and given to the Dragging Party, the same portion (as determined by the immediately succeeding sentence) of such Non-BLUM Party's Restricted Securities as is being Transferred by BLUM and its Affiliates. Each Non-BLUM Party can be required to sell pursuant to this Section 2.5 that number of Restricted Securities equal to the product obtained by multiplying (i) a fraction, (A) the numerator of which is the aggregate number of shares of Common Stock to be Transferred by BLUM and its Affiliates and (B) the denominator of which is the aggregate number of shares of Common Stock owned by BLUM and its Affiliates at the time of the Transfer by (ii) the aggregate number of shares of Common Stock owned by such Non-BLUM Party (including for these purposes all shares of Common Stock issuable upon exercise, exchange or conversion of other Equity Securities).

                The Dragging Party will give notice (the "Drag-Along Notice") to each of the Non-BLUM Parties of any proposed Transfer giving rise to the rights of the Dragging Party set forth in Section 2.5(a) at least ten (10) calendar days prior to such Transfer. The Drag-Along Notice will set forth the number of shares of Common Stock proposed to be so Transferred, the name of the Proposed Transferee, the proposed amount and form of consideration (and if such consideration consists in part or in whole of property other than cash, the Dragging Party will provide such information, to the extent reasonably available to the Dragging Party, relating to such consideration as the Non-BLUM Parties may reasonably request in order to evaluate such non-cash consideration), the number of Restricted Securities sought and the other terms and conditions of the proposed Transfer. In connection with any such Transfer, such Non-BLUM Parties shall be obligated only to (i) make representations and warranties (and provide related indemnification) as to their respective individual Ownership of Restricted Securities (and then only to the same extent such representations and warranties are given by the Dragging Party with respect to its Ownership of Common Stock), (ii) agree to pay its pro rata share (based on the number of shares transferred by each stockholder in such transaction) of any liability arising out of any representations, warranties, covenants or agreements of the selling Securityholders that survive the closing of such transaction and do not relate to Ownership of Restricted Securities; provided, however that this Section 2.5(b)(ii) shall not apply if, no later than five (5) calendar days after receipt of the Drag-Along Notice by the FS Entities, the FS Entities deliver to BLUM a certificate signed by the FS Entities certifying in good faith that they (x) do not desire to Transfer any of the Restricted Securities beneficially owned by them in the proposed Transfer set forth in the Drag-Along Notice and (y) would not exercise their rights pursuant to Section
2.4 hereto in connection with such proposed Transfer if BLUM had not otherwise delivered a Drag-Along Notice with respect thereto, and (iii) agree to pay their proportionate share of the reasonable costs incurred in connection with such transaction to the extent not paid or reimbursed by the Company or the Proposed Transferee. If the Transfer referred to in the Drag-Along Notice is not consummated within 120 days from the date of the Drag-Along Notice, the Dragging Party must deliver another Drag-Along Notice in order to exercise its rights under this Section 2.5 with respect to such Transfer or any other Transfer.

                If BLUM approves (i) any merger, consolidation, amalgamation or other business combination involving the Company or any of its Subsidiaries or
(ii) the sale of all of the business or assets of, or substantially all of the assets of, the Company or any of its Subsidiaries (any of the foregoing events, a "Transaction"), then each of the Non-BLUM Parties agrees to vote all shares of Common Stock held by it or its Affiliates to approve such Transaction and not to exercise any appraisal or dissenters' rights available to such Non-BLUM Parties under any rule, regulation, statute, agreement among the stockholders, the Certificate of Incorporation, the Bylaws or otherwise.

                Participation Right.

                The Company shall not issue (an "Issuance") additional Equity Securities of the Company to any Person (other than (i) Equity Securities issued upon the exchange, exercise or conversion of other Equity Securities in accordance with the terms thereof, (ii) Equity Securities issued in connection with any stock split, stock dividend or recapitalization of the Company, as long as the same is fully proportionate for each class of affected security and entails equal treatment for all shares or units of such class, (iii) Equity Securities issued by the Company pursuant to the acquisition by the Company or its Subsidiaries of another Person or a material portion of the assets thereof, by merger, purchase of assets or otherwise, (iv) Equity Securities issued to employees, officers directors, or consultants of the Company or its Subsidiaries, (v) Equity Securities issued in connection with a Public Offering or (vi) Equity Securities issued to customers, venders, lenders, and other non-equity financing sources, lessors of equipment and other providers of goods or services to the Company or its Subsidiaries, each of which will not be subject to this Section 2.6), unless, prior to such Issuance, the Company notifies each Securityholder party hereto in writing of the Issuance and grants to each such Securityholder or, at such Securityholder's election, one of its Affiliates, the right (the "Right") to subscribe for and purchase such Securityholder's pro rata share (determined as provided below) of such additional Equity Securities so issued at the same price and upon the same terms and conditions as issued in the Issuance. Each Securityholder's pro rata share is equal to the ratio of (A) the number of shares of Common Stock owned by such Securityholder (including for these purposes all shares of Common Stock issuable upon exercise, exchange or conversion of other Equity Securities) to

(B) the total number of shares of the Company's outstanding Common Stock (including for these purposes all shares of Common Stock issuable upon exercise, exchange or conversion of other Equity Securities) immediately prior to the issuance of the Equity Securities.

                The Right may be exercised by each Securityholder party hereto or its Affiliates at any time by written notice to the Company received by the Company within 10 business days after receipt of notice from the Company of the Issuance, and the closing of the purchase and sale pursuant to the exercise of the Right shall occur at least 20 business days after the giving of the notice of the Issuance by the Company and prior to or concurrently with the closing of the Issuance. Notwithstanding the foregoing (i) the Right shall not apply to any Issuance, pro rata, to all holders of Common Stock and (ii) the Company shall not be required to offer or sell any Equity Security to any Securityholder who is not an "accredited investor" as defined in Regulation D of the rules and regulations promulgated by the SEC under the Exchange Act or who would cause the Company to be in violation of applicable federal securities laws by virtue of such offer or sale.

    REGISTRATION RIGHTS

                Demand Registration.

                Subject to the conditions of this Section 3.1, if the Company shall receive a written request from (i) BLUM Holders holding not less than 25% of the Registrable Securities then outstanding held by the BLUM Holders, (ii) FS Holders holding not less than 25% of the Registrable Securities then outstanding held by the FS Holders or (iii) DLJ Holders holding not less than 50% of the Registrable Securities then outstanding held by the DLJ Holders, that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities, then the Company shall, within five (5) days of the receipt thereof, give written notice of such request to all Holders, who must respond in writing within fifteen (15) days requesting inclusion in the registration. The request must specify the amount and intended disposition of such Registrable Securities. The Company, subject to the limitations of this
Section 3.1, must use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that the Holders request to be registered in accordance with this Section 3.1 together with any other securities of the Company entitled to inclusion in such registration.

                If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 3.1 and the Company shall include such information in the written notice referred to in Section 3.1(a). In such event, the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders (which underwriter or underwriters shall be reasonably acceptable to the Company). Notwithstanding any other provision of this Section 3.1, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) because the number of securities to be underwritten is likely to have an adverse effect on the price, timing or the distribution of the securities to be offered, then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated among participating Holders, (i) first among the Initiating Holders as nearly as possible on a pro rata basis based on the total number of Registrable Securities held by all such Initiating Holders and (ii) second to the extent all Registrable Securities requested to be included in such underwriting by the Initiating Holders have been included, among the Holders requesting inclusion of Registrable Securities in such underwritten offering (other than the Initiating Holders), as nearly as possible on a pro rata basis based on the total number of Registrable Securities held by all such Holders. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. To facilitate the allocation of shares in accordance with the foregoing, the Company or the underwriters may round the number of shares allocated to any Holder to the nearest 100 shares.

                The Company shall not be required to effect a registration pursuant to this Section 3.1:

                prior to the date one hundred eighty (180) days following the effective date of the registration statement pertaining to the Initial Public Offering;

                in the case of (x) a registration requested by BLUM Holders pursuant to Section 3.1(a)(ii), after the Company has effected six (6) registrations requested by BLUM Holders pursuant to such Section, (y) a registration requested by FS Holders pursuant to Section 3.1(a)(ii), after the Company has effected three (3) registration requested by FS Holders pursuant to such Section, and (z) a registration requested by DLJ Holders pursuant to
                        Section 3.1(a)(ii), after the Company has effected one
                        (1) registration requested by DLJ Holders pursuant to such Section, and in the case of each of the foregoing clauses (x), (y) and (z), such registrations have been declared or ordered effective;

                if the anticipated aggregate gross proceeds to be received by such Holders are less than $2,000,000;

                if within five (5) days of receipt of a written request from the
                        Initiating Holders pursuant to Section 3.1(a), the Company in good faith gives notice to the Initiating Holders of the Company's intention to make a public offering within ninety (90) days in which case Section
                        3.2 shall govern; provided that if the Company does not file a registration statement under the Securities Act relating to such public offering within such ninety (90) day period (such 90 day period being referred to herein as the "Relevant Period") the Company shall be prohibited from delivering additional notices pursuant to this Section 3.1(c)(iv) until the 181st day following the last day of the Relevant Period; or
                if the Company shall furnish to Holders requesting a
                        registration statement pursuant to this Section 3.1, a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would be seriously detrimental to the Company for such registration statement to be effected at such time, in which event the Company shall have the right to defer such filing for a period of not more than ninety (90) days after receipt of the request of the Initiating Holders; provided that the Company shall not defer filings pursuant to this clause (v) more than an aggregate of ninety (90) days in any twelve (12) month period.

                The Company shall select the registration statement form for any registration pursuant to Section 3.1, but shall cooperate with the requests of the Initiating Shareholders or managing underwriters selected by them as to the inclusion therein of information not specifically required by such form.

                Piggyback Registrations.

                The Company shall notify all Holders of Registrable Securities in writing at least fifteen (15) days prior to the filing of any registration statement under the Securities Act for purposes of a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding (i) registration statements relating to employee benefit plans or with respect to corporate reorganizations or other transactions under Rule 145 of the Securities Act; (ii) any registration statement filed pursuant to Section 3.1 (with respect to which the Holders rights to participate in such registered offering shall be governed by Section 3.1); and (iii) any registration statement relating to the Initial Public Offering) and, subject to Section 3.13(a), will use its best efforts to afford each such Holder an opportunity to include in such registration statement all or part of such Registrable Securities held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by it shall, within fifteen
(15) days after the above-described notice from the Company, so notify the Company in writing. Such notice shall state the intended method of disposition of the Registrable Securities by such Holder. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                  If the registration statement under which the Company gives notice under this Section 3.2 is for an underwritten offering, the Company shall so advise the Holders of Registrable Securities as part of the written notice provided to the Holders pursuant to Section 3.2(a). In such event, the right of any such Holder to be included in a registration pursuant to this Section 3.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this Agreement, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of securities to be underwritten (including Registrable Securities) in an offering subject to this Section 3.2 because the number of securities to be underwritten is likely to have an adverse effect on the price, timing or the distribution of securities to be offered, then the Company shall so advise all Holders of Registrable Securities which would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated, first, to the Company and second, to the Holders on a pro rata basis based on the total number of Registrable Securities held by the Holders. No such reduction shall
(i) reduce the securities being offered by the Company for its own account to be included in the registration and underwriting, or (ii) reduce the amount of securities of the selling Holders included in the registration below twenty-five percent (25%) of the total amount of securities included in such registration, unless such offering does not include shares of any other selling shareholders, in which event any or all of the Registrable Securities of the Holders may be excluded in accordance with the immediately preceding sentence.

                The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3.2 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 3.3 hereof.

                Expenses of Registration.

                Except as specifically provided herein, all Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Section 3.1 or Section 3.2 herein shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Holders of the Registrable Securities so registered pro rata on the basis of the number of shares so registered. The Company shall not, however, be required to pay for expenses of any registration proceeding begun pursuant to Section 3.1, the request of which has been subsequently withdrawn by the Initiating Holders unless (a) the withdrawal is based upon material adverse information concerning the Company of which the Initiating Holders were not aware at the time of such request or (b) (x) BLUM Holders holding not less than 50% of the Registrable Securities then outstanding held by all BLUM Holders, in the case of a registration requested pursuant to
Section 3.1(a)(i) or (y) FS Holders holding not less than 50% of the Registrable Securities then outstanding, in the case of a registration requested pursuant to
Section 3.1(a)(ii), agree to forfeit their right to one requested registration pursuant to Section 3.1, as applicable, in which event such right shall be forfeited by all BLUM Holders, in the case of clause (x), and all FS Holders in the case of clause (y). If the Holders are required to pay the Registration Expenses, such expenses shall be borne by the holders of securities (including Registrable Securities) requesting such registration in proportion to the number of shares for which registration was requested. If the Company is required to pay the Registration Expenses of a withdrawn offering pursuant to clause (a) above, then the Holders shall not forfeit their rights pursuant to Section 3.1 to a demand registration.

                Effective Registration Statement.

                A registration requested pursuant to Section 3.1 will not be deemed to have been effected unless it has become effective and all of the Registrable Securities registered thereunder have been sold; provided, that if within 180 days after it has become effective, the offering of Registrable Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental entity, such registration shall be deemed not to have been effected.

                Selection of Counsel.

                In connection with any registration of Registrable Securities pursuant to Sections 3.1 or 3.2 hereof, the Holders of a majority in interest of the Initiating Holders (or the Holders of a majority of the Registrable Securities covered by the registration pursuant to Section 3.2) may select one counsel to represent all Holders of Registrable Securities covered by such registration; provided, however, that in the event that the counsel selected as provided above is also acting as counsel to the Company in connection with such registration, the remaining Holders shall be entitled to select one additional counsel to represent all such remaining Holders.

                Obligations of the Company.

                Whenever required to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

                (1) in the case of a registration initiated under Section 3.1 prepare and, in any event within ninety (90) days after the receipt of the notice contemplated by Section 3.1(a), file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, (2) in the case of any registration effected under Section 3.1, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to one hundred and eighty (180) days or, if earlier, until the Holder or Holders have completed the distribution related thereto.

                Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement; provided, that before filing a registration statement or prospectus, or any amendments or supplements thereto, the Company will furnish to counsel (selected pursuant to Section 3.5 hereof) for the Holders of Registrable Securities copies of all documents proposed to be filed, which documents will be subject to the review of such counsel.

                Furnish to each Holder such number of copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits filed therewith including any documents incorporated by reference), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and summary prospectus), in conformity with the requirements of the Securities Act, and such other documents as such Holder may reasonably request in order to facilitate the disposition of Registrable Securities owned by such Holder.

                Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder; provided, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act.

                Use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental entities as may be necessary to enable the Holders thereof to consummate the disposition of such Registrable Securities.

                Enter into such customary agreements (including an underwriting agreement in customary form), which may include indemnification provisions in favor of underwriters and other Persons in addition to, or in substitution for the provisions of Section 3.9 hereof, and take such other actions as Holders of a majority of shares of such Registrable Securities or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities.

                Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and prepare and furnish to each Holder any supplement or amendment necessary so that the supplemented or amended prospectus no longer includes such untrue or misleading statements or omissions of material fact.

                Otherwise comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable (but not more than 18 months) after the effective date of the registration statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act.

                Use its best efforts to list such Registrable Securities on any securities exchange on which the Common Stock is then listed if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange, and use its best efforts to provide a transfer agent and registrar for such Registrable Securities covered by such registration statement not later than the effective date of such registration statement.

                Furnish, at the request of the Holders of a majority of the Registrable Securities being registered in the registration, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering and reasonably satisfactory in form, substance and scope to a majority in interest of the Initiating Holders (or Holders requesting registration in the case of a registration pursuant to Section 3.2), addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (ii) a "cold comfort" letter dated as of such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Initiating Holders (or Holders requesting registration in the case of a registration pursuant to Section 3.2), addressed to the underwriters, if any, and if permitted by applicable accounting standards, to the Holders requesting registration of Registrable Securities.

                Make available for inspection by any Holder of such Registrable Securities covered by such registration statement, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such Holder or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company's officers, directors and employees to supply all information reasonably requested by any such Holder, underwriter, attorney, accountant or agent in connection with such registration statement.

                Notify counsel (selected pursuant to Section 3.5 hereof) for the Holders of Registrable Securities included in such registration statement and the managing underwriter or agent, immediately, and confirm the notice in writing (i) when the registration statement, or any post-effective amendment to the registration statement, shall have become effective, or any supplement to the prospectus or any amendment prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request of the Commission to amend the registration statement or amend or supplement the prospectus or for additional information, and (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the registration statement for offering or sale in any jurisdiction, or of the institution or threatening of any legal actions for any of such purposes.

                Make every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment.

                If requested by the managing underwriter or agent or any Holder of Registrable Securities covered by the registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or agent or such Holder reasonably requests to be included therein, including, with respect to the number of Registrable Securities being sold by such Holder to such underwriter or agent, the Purchase Price being paid therefor by such underwriter or agent and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after being notified of the matters incorporated in such prospectus supplement or post-effective amendment.

                Cooperate with the Holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement, and enable such securities to be in such denominations and registered in such names as the managing underwriter or agent, if any, or such Holders may request.

                Cooperate with each Holder of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc.

                Make available the executive officers of the Company to participate with the Holders of Registrable Securities and any underwriters in any "road shows" or other selling efforts that may be reasonably requested by the Holders in connection with the methods of distribution for the Registrable Securities.

                Termination of Registration Rights.

                A Holder's registration rights pursuant to this Article III shall expire if (i) the Company has completed its Initial Public Offering and is subject to the provisions of the Exchange Act, (ii) such Holder (together with its Affiliates, partners and former partners) holds less than 2% of the Company's outstanding Common Stock and (iii) all Registrable Securities held by such Holder (and its Affiliates, partners and former partners) may be sold under Rule 144 during any ninety (90) day period. Upon expiration of a Holder's registration rights pursuant to this Section 3.7, the obligations of the Company under this Article III to give such Holder notice of registrations or take any other actions under this Article III with respect to the registration of securities held by such Holder shall also terminate.

                Delay of Registration; Furnishing Information.

                It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 3.1 or 3.2 that the selling Holders shall furnish to the Company upon written request of the Company such information regarding themselves, the Registrable Securities held by them and the intended method of disposition of such securities as shall reasonably be required to effect the registration of their Registrable Securities.

                Indemnification.

                The Company will indemnify and hold harmless each Holder, the Affiliate of each Holder and their respective partners, officers and directors (and any director, officer, Affiliate, employee, agent or controlling Person of any of the foregoing), legal counsel and accountants of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, liabilities (joint or several) or expenses, as incurred, to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) or expenses arise out of or are based upon any of the following statements, omissions or violations (collectively, a "Violation") by the Company: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement, including any preliminary prospectus, summary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement; and the Company will reimburse each such Holder, partner, officer or director, underwriter, legal counsel, accountants or controlling Person for any legal or other expenses, as incurred, reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 3.9(a) shall not apply (x) to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by such Holder, partner, officer, director, underwriter or controlling Person of such Holder, and (y) to indemnify underwriters in the offering or sale of Registrable Securities or any other Person, if any, who controls such underwriter within the meaning of the Securities Act with respect to preliminary, final or summary prospectus, or any amendments or supplement thereto, to the extent that it is established that any such action, loss, damage, liability or expense of such underwriter or controlling Person resulted from the fact that such underwriter sold Registrable Securities to a Person whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus (including any documents incorporated by reference therein) or of the final prospectus, as then amended or supplemented (including any documents incorporated by reference therein), whichever is most recent, if the Company has previously furnished copies thereof to such underwriter.

                Each Holder will, severally but not jointly, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify and hold harmless the Company, each of its directors, its officers, legal counsel, accountants and each Person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, directors or officers, legal counsel, accountants or any Person who controls such Holder, against any losses, claims, damages, liabilities (joint or several) or expenses to which the Company or any such director, officer, controlling Person, underwriter or other such Holder, or partner, director, officer, legal counsel, accountants or controlling Person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) or expenses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder under an instrument duly executed by such Holder and stated to be specifically for use in connection with such registration; and each such Holder will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, controlling Person, underwriter or other Holder, or partner, officer, director or controlling Person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action if it is judicially determined that there was such a Violation; provided, however, that the indemnity agreement contained in this
Section 3.9(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, further, that in no event shall any indemnity under this Section 3.9 exceed the total net proceeds from the offering received by such Holder.

                Promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Section 3.9, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided that the failure of the indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 3.9 only to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation.

                In order to provide for just and equitable contribution in circumstances in which the indemnity provided for in this Section 3.9 is unavailable to an indemnified party, the indemnifying party shall contribute to the aggregate losses, damages, liabilities and expenses (collectively, "Losses") of the nature contemplated by such indemnity incurred by any indemnified party,
(i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified parties on the other, in connection with the statements or omissions which resulted in such Losses or
(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative fault of but also the relative benefits to the indemnifying party on the one hand and each such indemnified party on the other, in connection with the statements or omissions which resulted in such Losses, as well as any other relevant equitable considerations. The relative benefits to the indemnifying party and the indemnified party shall be determined by reference to, among other things, the total proceeds received by the indemnifying party and the indemnified party in connection with the offering to which such losses relate. The relative fault of the indemnifying party and the indemnified party shall be determined by reference to, among other things, whether the action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or related to information supplied by, the indemnifying party or the indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The parties hereto agree that it would be not be just or equitable if contribution pursuant to this Section 3.9 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 3.10, no indemnified party shall be required to contribute any amount in excess of the amount of total net proceeds to such indemnified party from sales of the Registrable Securities of such indemnified party pursuant to the offering that gave rise to such Losses.

                The obligations of the Company and Holders under this Section
3.9 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement.

                Assignment of Registration Rights.

                The rights to cause the Company to register Registrable Securities pursuant to this Article III may be assigned by a Holder to a transferee of such Registrable Securities; provided, however, that in each case
(i) such Transfer of Registrable Securities shall comply with the provisions of
Article II hereto, (ii) the Transferor shall, within ten (10) days after such Transfer, furnish to the Company written notice of the name and address of such transferee and the securities with respect to which such registration rights are being Transferred and (iii) such transferee shall execute and deliver to BLUM and the Company an Assumption Agreement and become bound by the provisions of this Agreement in the manner set forth in Section 6.5 hereto.

                Amendment of Registration Rights.

                Any provision of this Article III may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company, BLUM and the Holders of at least a majority of the Registrable Securities then outstanding; provided that no such amendment shall adversely affect the rights of the FS Holders relative to the rights of the BLUM Holders without the written consent of the Holders of a majority of the Registrable Securities then outstanding held by the FS Holders, provided, further that no such amendment shall adversely affect the rights of the DLJ Holders relative to the rights of the BLUM Holders without the written consent of the Holders of a majority of the Registrable Securities then outstanding held by all DLJ Holders and provided, further that no such amendment shall adversely affect the rights of the Other Holders relative to the rights of the BLUM Holders without the written consent of the Holders of a majority of the Registrable Securities then outstanding held by all Other Holders. No such amendment shall adversely affect the rights of the DLJ Holders relative to the rights of the FS Holders or the Other Holders without the written consent of the Holders of a majority of the Registrable Securities then outstanding held by the DLJ Holders. No such amendment shall adversely affect the rights of the Other Holders relative to the rights of the FS Holders or the DLJ Holders without the written consent of the Holders of a majority of the Registrable Securities then outstanding held by the Other Holders. Each Holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any amendment authorized by this Section, whether or not such Registrable Securities shall have been marked to indicate such amendment.

                Limitation on Subsequent Registration Rights.

                After the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that would grant such holder registration rights senior to or otherwise more favorable than those granted to the Holders hereunder.

                "Market Stand-Off" Agreement; Agreement to Furnish Information.

                Subject to the condition that all Holders holding at least 2% of the outstanding shares of Common Stock are subject to the same restrictions, each Holder hereby agrees that such Holder shall not sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, regarding any Common Stock (or other securities) of the Company held by such Holder (other than those included in the registration) for a period specified by the representative of the underwriters of Common Stock (or other securities) of the Company not to exceed one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act pursuant to which an Initial Public Offering is effected. The Company may impose stop-transfer instructions with respect to the Common Stock (or other securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period. For the avoidance of doubt such agreement shall apply only to the Initial Public Offering.

                Each Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the underwriter which are consistent with the foregoing or which are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities) of the Company, each Holder shall provide, within ten (10) days of such request, such information concerning such Holder as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this Section 3.13 shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a Commission Rule 145 transaction on Form S-4 or similar forms that may be promulgated in the future. Each Holder further agrees the foregoing restriction shall be binding on any transferee from the Holder.

                Rule 144 Reporting.

                With a view to making available to the Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its best efforts to:

                File, make and keep public information available, as those terms are understood and defined in Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after the effective date of the first registration filed by the Company for an offering of its securities pursuant to the Securities Act or pursuant to the requirements of Section 12 of the Exchange Act;

                File with the SEC, in a timely manner, all reports and other documents required of the Company under the Exchange Act; and

                So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request: a written statement by the Company as to its compliance with the reporting requirements of Rule 144 of the Securities Act, and of the Exchange Act (at any when it is subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

    GOVERNANCE

                The Board Prior to an Initial Public Offering.

                The following provisions shall apply with respect to the Board prior to an Initial Public Offering:

                Immediately after the Closing, the Board shall consist of eight
(8) directors, unless BLUM exercises its right pursuant to Section 4.1(f) hereof, in which case the Board shall then consist of nine (9) directors.

                Each of the Securityholders and the Company agrees to take all action necessary to cause each of the designees described in Section 4.1(c) below to be elected or appointed to the Board concurrently with the Closing, including without limitation, seeking and accepting resignations of incumbent directors.

                Each Securityholder agrees that at all times prior to an IPO, it will vote, or execute a written consent in lieu thereof with respect to, all of the shares of voting capital stock of the Company owned or held of record by it, or cause all of the shares of voting capital stock of the Company beneficially owned by it to be voted, or cause a written consent in lieu thereof to be executed, to elect and, during such period, to continue in office a Board consisting solely of the following (subject to the other provisions of this Section 4.1):

                three (3) designees of BLUM, subject to Section 4.1(e) below
                        (including any director designee of BLUM pursuant to Section 4.1(f) below, the "BLUM Directors");

                one designee of the FS Entities, collectively (the "FS
                        Director");

                Wirta for so long as he is employed by the Company or, if Wirta is no longer employed by the Company, the Chief Executive Officer of the Company at such time;

                White for so long as he is employed by the Company or, if White is no longer employed by the Company, the Chairman of the Americas of the Company at such time; provided, however that in the event that any Person other than White shall hold such title, BLUM shall have the option to reduce the size of the Board by one director and eliminate this clause (iv); and

                immediately after the Closing and for so long as a majority of the members of the Board shall agree, an employee (the "Production Director") of the Company or CBRE involved in CBRE's "Transaction Management" business (as described in the Company 10-K (as defined in the Merger Agreement)); provided, however that, during any period in which the Production Director is a member of the Board, the number of BLUM Directors set forth in Section 4.1(c)(i) shall be increased to four (4) during such period (which number does not include the director designee of BLUM pursuant to Section 4.1(f) below).

provided that each of the foregoing designation rights will be subject to the following provisions of this Section 4.1.

                The director designation right of BLUM in Section 4.1(c) will reduce (i) to three (or two if there shall not be a Production Director as a member of the Board at such time) if BLUM and its Affiliates, collectively, beneficially own Common Stock representing less than 22.5% of the outstanding Common Stock, (ii) to two (or one if there shall not be a Production Director as a member of the Board at such time) if BLUM and its Affiliates, collectively, beneficially own Common Stock representing less than 15% of the outstanding Common Stock, and (iii) to zero if BLUM and its Affiliates, collectively, beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock.

                The director designation right of the FS Entities in Section 4.1(c)(ii) will reduce to zero if the FS Entities and their Affiliates, collectively, beneficially own Common Stock representing less than 7.5% of the outstanding Common Stock.

                At the request of BLUM (provided that BLUM is then entitled to designate three BLUM Directors pursuant to this Section 4.1), the number of BLUM Directors will be increased such that BLUM thereafter has the right to designate a majority of the entire Board (e.g., four out of seven directors), and the size of the Board will be expanded to the extent necessary to create director vacancies in connection therewith (subject to subsequent reduction in the number of BLUM Directors pursuant to Section 4.1(d) hereof). In the event that the size of the Board will exceed the board size specified by the Company's Certificate of Incorporation or Bylaws, the Company and the Securityholders will take all necessary steps to expand the size of the Board.

                Each committee of the Board will include at least one BLUM Director and the FS Director (provided that at least one such director position is then filled and unless the Securityholder appointing such director(s) shall otherwise agree).

                If either BLUM or the FS Entities notifies the other Securityholders in writing of its desire to remove, with or without cause, any director of the Company previously designated by it, each Securityholder will vote (to the extent eligible to vote) all of the shares of voting capital stock of the Company beneficially owned or held of record by it, him or her so as to remove such director or, upon request, each Securityholder will promptly execute and return to the Company any written resolution or consent to such effect. In the event that any of such Persons is no longer entitled pursuant to this
Section 4.1 to designate a director previously designated by such Securityholder(s), such director promptly will be removed from the Board, and each Securityholder will vote (to the extent eligible to vote) all of the shares of voting capital stock of the Company beneficially owned or held of record by it so as to remove such director or, upon request, each Securityholder will promptly execute and return to the Company any written resolution or consent to such effect.

                If any director previously designated by BLUM or the FS Entities ceases to serve on the Board (whether by reason of death, resignation, removal or otherwise), the Person who designated such director will be entitled to designate a successor director to fill the vacancy created thereby, and each Securityholder will vote (to the extent eligible to vote) all of the shares of voting capital stock of the Company beneficially owned or held of record by it or him or her in favor of such designation or, upon request, each Securityholder will promptly execute and return to the Company any written resolution or consent to such effect.

                The Board Subsequent to an Initial Public Offering.

                Following the IPO, (a) BLUM shall be entitled to nominate a percentage of the total number of directors on the Board that is equivalent to the percentage of the outstanding Common Stock beneficially owned by BLUM and its Affiliates, collectively (such percentage of directors nominated by BLUM and its Affiliates to be rounded up to the nearest whole number of directors) and
(b) the FS Entities shall be entitled to nominate one director as long as the FS Entities own in the aggregate at least 7.5% of the outstanding Common Stock. The Company hereby agrees that, at all times after the IPO, at and in connection with each annual or special meeting of stockholders of the Company at which directors of the Company are to be elected, the Company, the Board and the nominating committee thereof will (A) nominate and recommend to stockholders for election or re-election as part of the management slate of directors each such individual and (B) provide the same type of support for the election of each such individual as a director of the Company as provided by the Company, its directors, its management and its Affiliates to other Persons standing for election as directors of the Company as part of the management slate. Each Securityholder hereby agrees that, at all times after the IPO, such Securityholder will, and will cause each of its Affiliates to, vote all shares of Common Stock owned or held of record by it, at each annual or special meeting of stockholders of the Company at which directors of the Company are to be elected, in favor of the election or re-election as a member of the Board of each such individual nominated by any Securityholder pursuant to this Section 4.2.

                Board Observers.

                Prior to the IPO, the FS Entities, collectively, shall be entitled to have two observers in addition to the FS Director (the "FS Observers") at all regular and special meetings of the Board for so long as the FS Entities, collectively, beneficially own Common Stock representing at least 7.5% of the outstanding Common Stock.

                Prior to the IPO and solely for so long as needed by DLJ, upon the advice of counsel, to maintain its qualification as a "Venture Capital Operating Company" pursuant to Section 29 C.F.R. Section 2510.3, the DLJ Parties, by vote of a majority of the outstanding Restricted Securities held by the DLJ Parties, shall be entitled to have one observer (the "DLJ Observer", and together with the FS Observers, the "Observers") at all regular and special meetings of the Board for so long as the DLJ Parties, collectively, beneficially own Restricted Securities representing at least 1.0% of the outstanding Common Stock.

                Each Observer shall be entitled to receive the same notice of any such meeting as any director, and shall have the right to participate therein, but shall not have the right to vote on any matter or to be counted for purposes of determining whether a quorum is present thereat. In addition, each Observer shall have the right to receive copies of any action proposed to be taken by written consent of the Board without a meeting. Notwithstanding the foregoing, no action of the Board duly taken in accordance with the laws of the State of Delaware, the Certificate of Incorporation and the By-Laws shall be affected by any failure to have provided notice to any Observer of any meeting of the Board or the taking of action by the Board without a meeting. Any Observer may be required by the Board to temporarily leave a meeting of the Board if the presence of such Observer at the meeting at such time would prevent the Company from asserting the attorney-client or other privilege with respect to matters discussed before the Board at such time. The FS Entities agree to cause the FS Observers to keep any matters observed or materials received by them at any meeting of the Board strictly confidential. The DLJ Parties agree to cause the DLJ Observer to keep any matters observed or materials received by him or her at any meeting of the Board strictly confidential.

                Advisors.

                For so long as each Other Non-Management Investor shall be a Securityholder, such Other Non-Management Investor shall have the right to provide, and at the reasonable request of the Board or the management of the Company, shall provide, advice with respect to the Company's industry, business and operations ("Advisory Services"), which advice the Board or the management of the Company, as applicable, will consider in good faith. With respect to the provision of such Advisory Services at the request of the Board or the management of the Company, the Company shall reimburse each Other Non-Management Investor for any reasonable out-of-pocket expenses incurred by such Other Non-Management Investor in connection therewith.

                Voting.

                Except as otherwise provided in this Section 4.5 or this Article IV, prior to an Initial Public Offering, each of the Non-BLUM Parties agrees to vote at any stockholders meeting (or in any written consent in lieu thereof) all of the shares of voting capital stock of the Company owned or held of record by it, or cause all of the shares of voting capital stock of the Company beneficially owned by it to be voted at any stockholders meeting (or in any written consent in lieu thereof), in same the manner as BLUM votes the shares of voting capital stock of the Company beneficially owned by it at such meeting (or in such written consent in lieu thereof), except with respect to the following actions by the Company or any of its Subsidiaries:

                any transaction between (x) BLUM or any of its Affiliates and
                        (y) the Company or any of its Subsidiaries, other than a transaction (A) with another portfolio company of BLUM or any of its Affiliates that has been negotiated on arms-length terms in the ordinary course of business between the managements of the Company or any of its Subsidiaries and such other portfolio company, (B) with respect to which the Securityholders may exercise their rights under Section 2.6 of this Agreement or (C) specifically contemplated by the Merger Agreement; or

                any amendment to the Certificate of Incorporation or Bylaws of the Company that adversely affects such Securityholder relative to BLUM, other than (x) an increase in the authorized capital stock of the Company, or (y) amendments made in connection with any reorganization of the Company effected to facilitate an Initial Public Offering (provided that in such reorganization each share of each class or series of capital stock held by the Non-BLUM Parties is treated the same as each share of the same class or series of capital stock held by
                        BLUM) or the acquisition of the Company by merger or consolidation.

                In order to effectuate Section 4.5(a), each Non-BLUM Party hereby grants to BLUM an irrevocable proxy, coupled with an interest, to vote, during the period specified in Section 4.5(a) above, all of the shares of voting capital stock of the Company owned by the grantor of the proxy in the manner set forth in Section 4.5(a).

                General Consent Rights.

                Notwithstanding anything to the contrary stated herein, prior to an Initial Public Offering, neither the Company nor any of its Subsidiaries shall take any of the following actions without the prior affirmative vote or written consent of (a) a majority of the directors of the Company, and (b) a majority of the directors of the Company that are not BLUM Directors:

                any transaction between (x) BLUM or any of its Affiliates and
                        (y) the Company or any of its Subsidiaries, other than a transaction (A) with another portfolio company of BLUM of any of its Affiliates that has been negotiated on arms-length terms in the ordinary course of business between the managements of the Company or any of its Subsidiaries and such other portfolio company, (B) with respect to which the Securityholders may exercise their rights under Section 2.6 of this Agreement or (C) specifically contemplated by the Merger Agreement;

                any amendment to the Certificate of Incorporation or Bylaws of the Company that adversely affects any Securityholder relative to BLUM, other than (x) an increase in the authorized capital stock of the Company, or (y) amendments made in connection with any reorganization of the Company effected to facilitate an Initial Public Offering (provided that in such reorganization each share of each class or series of capital stock held by the Non-BLUM Parties is treated the same as each share of the same class or series of capital stock held by BLUM) or the acquisition of the Company by merger or consolidation; or

                repurchase or redeem, or declare or pay a dividend with respect to or make a distribution upon, any shares of capital stock of the Company beneficially owned by BLUM or any of its Affiliates, unless (x) such repurchase, redemption dividend or distribution is made pro rata among all holders of such class of capital stock (or, in the case of a repurchase or redemption, all of the Non-BLUM Parties are given a proportionate right to participate in such repurchase or redemption (to the extent they own shares of such class of capital stock)) or (y) if such capital stock is not Common Stock, such repurchase, redemption or dividend is required by the terms of such capital stock.

                Consent Rights of FS Director.

                Notwithstanding anything to the contrary stated herein, prior to an Initial Public Offering, for so long as the FS Entities shall be entitled to appoint the FS Director pursuant to Section 4.1 hereto, neither the Company nor any of its Subsidiaries shall take any of the following actions without the prior affirmative vote or written consent of (x) a majority of the directors of the Company, and (y) the FS Director:

                the acquisition by purchase or otherwise, in any single or series of related transactions, of any business or assets for a Purchase Price in excess of $75 million; provided, however that this Section 4.7(a) shall not apply to (i) the acquisition of any business or asset by an investment fund that is controlled by the Company or any of its Subsidiaries in connection with the ordinary course conduct of the investment advisory and management business of the Company or any of its Subsidiaries, or (ii) acquisitions in connection with the origination of mortgages by the Company or any of its Subsidiaries;

                the sale or other disposition, in any single or series of related transactions, of assets of the Company or its Subsidiaries for aggregate consideration having a Fair Market Value in excess of $75 million; provided, however that this Section 4.7(b) shall not apply to
        (i) the sale of other disposition of any business or asset by an investment fund that is controlled by the Company or any of its Subsidiaries in connection with the ordinary course conduct of the investment advisory and management business of the Company or any of its Subsidiaries, or (ii) sales or dispositions in connection with the origination of mortgages by the Company or any of its Subsidiaries;

                incur Indebtedness, unless such Indebtedness would (i) be permitted pursuant to the terms of the documents governing the senior and senior subordinated Indebtedness entered into by the Company in connection with the closing of the Merger under the terms of the documents governing the original Indebtedness as in effect on the Closing

        Date of the Merger (including any refinancing or replacement of such Indebtedness in an equal or lesser aggregate principal amount) or (ii) immediately following such incurrence the ratio of (x) the consolidated Indebtedness of the Company and its subsidiaries determined in accordance with United States generally accepted accounting principles applied in a manner consistent with the Company's consolidated financial statements to (y) the Twelve-Month Normalized EBITDA, does not exceed 4.5:1; or

                issue capital stock of the Company (or options, warrants or other securities to acquire capital stock of the Company) to employees, directors or consultants of the Company or any of its Subsidiaries if such issuances, in the aggregate, exceed 5% of the total amount of outstanding capital stock of the Company immediately after the Closing on a fully diluted basis (i.e., assuming the exercise, exchange or conversion of all Equity Securities that are exercisable, exchangeable or convertible into Common Stock), other than (i) issuances to employees, directors or consultants of the Company and its Subsidiaries of up to 25% of the capital stock of the Company on a fully-diluted basis within six (6) months of the closing of the Merger and (ii) issuances in amounts equal to the capital stock of the Company repurchased by the Company from, or the options, warrants or other securities to acquire capital stock cancelled by the Company or its Subsidiaries or terminated or expired without prior exercise with respect to, Persons who, at the time of such repurchase, cancellation, termination or expiration, were current or former employees, directors or consultants of the Company or its Subsidiaries.

    OTHER AGREEMENTS

                Financial Information.

                Within 90 days after the end of each fiscal year of the Company, the Company will furnish each Securityholder who is a Material Securityholder a consolidated balance sheet of the Company, as at the end of such fiscal year, and a consolidated statement of income and a consolidated statement of cash flows of the Company, for such year, all prepared in accordance with generally accepted accounting principles consistently applied and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail. Such financial statements shall be accompanied by a report and opinion thereon by independent public accountants of national standing selected by the Board.

                The Company will furnish each Securityholder who is a Material Securityholder within 45 days after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, a consolidated balance sheet of the Company as of the end of each such quarterly period, and a consolidated statement of income and a consolidated statement of cash flows of the Company for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles, with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

                The Company will furnish each Securityholder who is a Material Securityholder any monthly financial statements of the Company that are provided to the Board no later than five (5) days after the day upon which first furnished to the Board.

                Inspection Rights.

                Each Securityholder who is a Material Securityholder shall have the right to visit and inspect any of the books, records and properties of the Company or any of its Subsidiaries, and to discuss the affairs, finances and accounts of the Company or any of its Subsidiaries with its officers and independent aviators, and to review such information as is reasonably requested, all at such reasonable times and as often as may be reasonably requested.

                Confidentiality of Records.

                Each Securityholder agrees to use, and to use all reasonable efforts to insure that its authorized representatives use, the same degree of care as such Securityholder uses to protect its own confidential information to keep confidential any information furnished to it which the Company identifies as being confidential or proprietary (so long as such information is not in the public domain); provided, however, that any Securityholder may disclose such proprietary or confidential information without the prior written consent of the other parties hereto (i) to any "Related Party" (as defined below) for the purpose of evaluating an investment in the Company so long as such Related Party is advised of the confidentiality provisions of this Section 5.3 and agrees to comply with such provisions, (ii) if such information is publicly available or
(iii) if disclosure is requested or compelled by legal proceedings, subpoena, civil investigative demands or similar proceedings or (iv) if such information was obtained by such Securityholder either independently without breaching this
Section 5.3, or from a party not known to such Securityholder to be subject to a confidentiality agreement. Any Securityholder who provides proprietary or confidential information to a Related Party shall be liable for any breach by such Related Party of the confidentiality provisions of this Section 5.3. For purposes of this Section 5.3, "Related Party" shall mean, with respect to any Securityholder, (i) any partner, member, director, officer or employee of such Securityholder or (ii) any Affiliate of such Securityholder.

                Indemnification.

                The Company shall indemnify and hold harmless (x) each Securityholder and each of their respective Affiliates and any controlling Person of any of the foregoing, (y) each of the foregoing's respective directors, officers, employees and agents and (z) each of the heirs, executors, successors and assigns of any of the foregoing from and against any and all damages, claims, losses, expenses, costs, obligations and liabilities including, without limiting the generality of the foregoing, liabilities for all reasonable attorneys' fees and expenses (including attorney and expert fees and expenses incurred to enforce the terms of this Agreement) (collectively, "Losses and Expenses"), but excluding in each case any special or consequential damages except to the extent part of any governmental or other third party claims against the indemnified party, suffered or incurred by any such indemnified Person or entity to the extent arising from, relating to or otherwise in respect of, any governmental or other third party claim against such indemnified Person that arises from, relates to or is otherwise in respect of (i) the business, operations, liabilities or obligations of the Company or its Subsidiaries or
(ii) the ownership by such Securityholder or any of their respective Affiliates of any equity securities of the Company (except to the extent such Losses and Expenses (x) arise from any claim that such indemnified Person's investment decision relating to the purchase or sale of such securities violated a duty or other obligation of the indemnified Person to the claimant or (y) are finally determined in a judicial action by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Securityholder or its Affiliates) including, without limitation, any Losses and Expenses arising from or under any federal, state or other securities law. The indemnification provided by the Company pursuant to this Section 5.4 is separate from and in addition to any other indemnification by the Company to which the indemnified Person may be entitled, including, without limitation, pursuant to the Certificate of Incorporation, the Bylaws, any indemnification agreements with the Company and Section 3.9 hereto.

                With respect to third-party claims, all claims for indemnification by an indemnified Person (an "Indemnified Party") hereunder shall be asserted and resolved as set forth in this Section 5.4. In the event that any written claim or demand for which the Company would be liable to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party, such Indemnified Party shall promptly notify the Company in writing of such claim or demand (the "Claim Notice"), provided that the failure to promptly provide a Claim Notice will not affect an Indemnified Party's right to indemnification except to the extent such failure materially prejudices the Company. The Company shall have twenty (20) days from the date of receipt of the Claim Notice (the "Notice Period") to notify the Indemnified Party (i) whether or not the Company disputes the liability of the Company to the Indemnified Party hereunder with respect to such claim or demand and (ii) whether or not it desires to defend the Indemnified Party against such claim or demand. All costs and expenses incurred by the Company in defending such claim or demand shall be a liability of, and shall be paid by, the Company. Except as hereinafter provided, in the event that the Company notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such claim or demand, the Company shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense; provided, however, that (1) if the Indemnified Party reasonably determines that there may be a conflict between the positions of the Company and of the Indemnified Party in conducting the defense of such claim or that there may be legal defenses available to such Indemnified Party different from or in addition to those available to the Company, then counsel for the Indemnified Party shall be entitled to conduct the defense at the expense of the Company to the extent reasonably determined by such counsel to be necessary to protect the interests of the Indemnified Party and (2) in any event, the Indemnified Party shall be entitled at its cost and expense to have counsel chosen by such Indemnified Party participate in, but not conduct, the defense. The Indemnified Party shall not settle a claim or demand without the consent of the Company. The Company shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Indemnified Party or any Subsidiary or Affiliate thereof or if such settlement or compromise does not include an unconditional release of the Indemnified Party for any liability arising out of such claim or demand. If the Company elects not to defend the Indemnified Party against such claim or demand, whether by not giving the Indemnified Party timely notice as provided above or otherwise, then the amount of any such claim or demand or, if the same be contested by the Indemnified Party, that portion thereof as to which such defense is unsuccessful (and the reasonable costs and expenses pertaining to such defense) shall be the liability of the Company hereunder. The Indemnified Party and Company shall each render to each other such assistance as may reasonably be requested in order to insure the proper and adequate defense of any such claim or proceeding.

                If the indemnification provided for in this Section 5.4 is unavailable or insufficient to hold harmless an Indemnified Party under this
Section 5.4, then the Company, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of the Losses and Expenses referred to in this Section 5.4: (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Indemnified Party from the matter giving rise to indemnification hereunder or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Indemnified Party in connection with the matter that resulted in such Losses and Expenses, as well as any other relevant equitable considerations. Relative fault shall be determined by reference to, among other things, the parties' relative intent, knowledge, access to information and opportunity to correct or prevent the matter giving rise to such Losses and Expenses.

                The parties agree that it would not be just and equitable if contributions pursuant to Section 5.4(c) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the first sentence of Section 5.4(c). The amount paid by any indemnified party as a result of the losses, claims, damages or liabilities, or actions in respect thereof, referred to in the first sentence of Section 5.4(c) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigation, preparing to defend or defending against any claim which is the subject of Section 5.4.

                As long as it is reasonably attainable at a reasonable price, the Company will maintain directors' and officers' insurance in an amount to be determined in good faith by the Company's board of directors to be consistent with insurance provided to officers and directors of comparable companies.

    MISCELLANEOUS

                Additional Securities Subject to Agreement.

                Subject to the following sentence, each Securityholder agrees that any other equity securities of the Company which they hereafter acquire by means of a stock split, stock dividend, distribution, exercise or conversion of securities or otherwise will be subject to the provisions of this Agreement to the same extent as if held on the date hereof. Notwithstanding anything to the contrary stated herein, this Agreement shall not apply to any shares of Common Stock or any options to acquire Common Stock granted to, or purchased by, Wirta or White, which are subject to the terms of the Management Securityholders' Agreement (the "Management Securities"), and any references to Common Stock or Equity Securities held or beneficially owned by Wirta or White shall not include any Management Securities.

                Term.

                This Agreement will be effective from and after the date hereof and will terminate with respect to the provisions referred to below as follows:
(i) with respect to Sections 4.1, 4.3, 4.4, 4.5, 4.6, 4.7, 5.1 and 5.2, upon completion of an IPO; (ii) with respect to Sections 2.1(b), 2.2, 2.3, 2.4, 2.5 and 2.6, upon the expiration of the Restricted Period; (iii) with respect to
Article III (other than Sections 3.9 and 3.14) at such time as set forth in
Section 3.7; (iv) with respect to Sections 3.9 and 5.4, upon the expiration of the applicable statutes of limitations; and (iv) with respect to all Sections (other than Sections 3.9, 3.14 and 5.4), upon (A) the sale of all or substantially all of the equity interests in the Company to a Third Party whether by merger, consolidation or securities or otherwise, or (B) approval in writing by BLUM, the FS Parties and the holders of a majority of the shares of Common Stock owned by the following Persons voting as a group: the Management Parties, the DLJ Parties and the Other Non-Management Parties.

                Notices.

                All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the addresses set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.3):

                If to the Company:

                        CB Richard Ellis Services, Inc.
                        200 North Sepulveda Blvd.
                        El Segundo, CA  90245-4380
                        Attn: Walter Stafford, General Counsel
                        Fax:  (415) 733-5555

                        with a copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        [counsel to the Company]

                        with an additional copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        Simpson Thacher & Bartlett
                        3330 Hillview Avenue
                        Palo Alto, CA  94304
                        Attn: Richard Capelouto
                        Fax:  (650) 251-5002

                If to BLUM or any of its Affiliates:

                        c/o BLUM Capital Partners, L.P.

                        909 Montgomery Street, Suite 400
                        San Francisco, CA  94133
                        Attn: Murray A. Indick, General Counsel
                        Fax:  (415) 434-3130

                        with a copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        Simpson Thacher & Bartlett
                        3330 Hillview Avenue
                        Palo Alto, CA  94304
                        Attn: Richard Capelouto
                        Fax:  (650) 251-5002

                If to any of the FS Parties or any of their Affiliates:

                        c/o Freeman Spogli & Co., Inc.
                        11100 Santa Monica Blvd., Suite 1900
                        Santa Monica, CA  90025
                        Attn: J. Frederick Simmons
                        Fax:  (310) 444-1870

                        with a copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        Riordan & McKinzie
                        California Plaza
                        29th Floor, 300 South Grand Ave.
                        Los Angeles, CA  90071
                        Attn: Roger H. Lustberg
                        Fax:  (213) 229-8550

                If to any of the Management Parties or Koll, to the address set forth below their name on the signature pages to this Agreement, with a copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        O'Melveny & Myers LLP
                        610 Newport Center Drive, 17th Floor
                        Newport Beach, CA  92660-6429
                        Attn: Gary J. Singer
                        Fax:  (949) 823-6994

                If to Malek:

                        c/o Thayer Capital Partners
                        1455 Pennsylvania Avenue, N.W., Suite 350
                        Washington, D.C. 20004
                        Fax: (202) 371-0391
                        with a copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        Kirkland & Ellis
                        655 Fifteenth Street, N.W.
                        Suite 1200
                        Washington, D.C. 20005
                        Attn: Terrance Bessey
                        Fax:  (202) 879-5200

                (f) If to any of the DLJ Parties, to the address set forth below their name on the signature pages to this Agreement, with a copy to (which copy shall not be deemed notice pursuant to this Section 6.3):

                        Cahill Gordon & Reindel
                        80 Pine Street
                        New York, NY 10005-1702
                        Attn: John J. Schuster
                        Fax:  (212) 269-5420

                Further Assurances.

                The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things as may be necessary in order to give full effect to this Agreement and every provision hereof.

                Non-Assignability.

                This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party hereto without the express prior written consent of the other parties, and any attempted assignment, without such consents, will be null and void; provided, however, that with respect to any Person who acquires any Restricted Securities from any Securityholder in compliance with the terms hereunder: (a) such Securityholder making such Transfer shall, prior to such Transfer, furnish to the Company written notice of the name and address of such transferee, and (b)(i) in the case of any Transfer from BLUM, (A) if such Person acquires a majority of the Common Stock beneficially owned by BLUM, BLUM shall have the right to assign to such Person all of the rights and obligations of BLUM hereunder, (B) if such Person acquires less than a majority of the Common Stock beneficially owned by BLUM, such Person shall assume and be entitled to all of the rights and obligations of a BLUM Holder under Article III hereof, and (C) in any case, such Person shall execute and deliver to the Company an Assumption Agreement and assume and be entitled to all of the rights and obligations of a Holder hereunder, (ii) in the case of an assignment by BLUM of its rights pursuant to Section 2.2 hereto, such assignee or assignees shall assume and be entitled to all of the rights and obligations of a BLUM Holder under Article III hereof and shall executive and deliver to the Company an Assumption Agreement and assume and be entitled to all of the rights and obligations of a Holder hereunder,
(iii) in the case of any Transfer from any of the FS Parties, (A) such Person shall assume all of the rights and obligations of an FS Party hereunder and shall execute and deliver to the Company an Assumption Agreement, and (B) in addition, if such Person acquires a majority of the Common Stock beneficially owned by the FS Entities at the time of such transfer and following such acquisition such Person beneficially owns at least 10% of the outstanding Common Stock, the FS Entities shall have the right to assign to such Person all of the rights and obligations of the FS Entities under Section IV of this Agreement,
(iv) in the case of any Transfer from a DLJ Party, such Person shall assume and be entitled to all of the rights and obligations of a DLJ Party hereunder and execute and deliver to the Company an Assumption Agreement, (v) in the case of any Transfer from an Other Non-Management Party, such Person shall assume and be entitled to all of the rights and obligations of an Other Non-Management Party hereunder and execute and deliver to the Company an Assumption Agreement, and
(vi) in the case of any Transfer from a Management Party, such Person shall assume and be entitled to all of the rights and obligations of a Management Party hereunder and execute and deliver to the Company an Assumption Agreement.

                Amendment; Waiver.

                This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by (a) the Company, (b) BLUM, so long as BLUM and its Affiliates own in the aggregate more Common Stock than the aggregate amount of Common Stock owned by any other Person and its Affiliates, and (c) the holders of a majority of the Restricted Securities held by the Securityholders; provided, however that no such amendment, supplement or modification shall adversely affect (i) the FS Parties relative to BLUM without the prior written consent of the holders of a majority of the Restricted Securities held by the FS Parties at such time, (ii) the DLJ Parties relative to BLUM without the prior written consent of the holders of a majority of the shares of the Restricted Securities held by the DLJ Parties at such time, (iii) the Other Non-Management Parties relative to BLUM without the prior written consent of the holders of a majority of the shares of Common Stock held by the Other Non-Management Parties at such time, and (iv) the Management Parties relative to BLUM without the prior written consent of the holders of a majority of the shares of Common Stock held by the Management Parties at such time. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

                Third Parties.

                This Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto.

                Governing Law.

                This Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed and to be performed entirely within that state.

                Specific Performance.

                Without limiting or waiving in any respect any rights or remedies of the parties hereto under this Agreement now or hereinafter existing at law or in equity or by statute, each of the parties hereto will be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

                Entire Agreement.

                This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.

                Titles and Headings.

                The section headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

                Severability.

                If any provision of this Agreement is declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement will not be affected and will remain in full force and effect.

                Counterparts.

                This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

                Ownership of Shares.

                Whenever a provision of this Agreement refers to shares of Common Stock owned by a Securityholder or owned by a Securityholder and its Affiliates, such provision shall be deemed to refer to those shares owned of record by such Securityholder or such Securityholder and its Affiliates, as applicable, and shall not be deemed to include other Restricted Securities that such Securityholder (or such Securityholder and its Affiliates, if applicable) may be deemed to beneficially own due to the provisions of this Agreement and/or any other agreements, arrangements or understandings among the parties hereto relating to the voting or Transfer of Restricted Securities.

                IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

                                BLUM CB HOLDING CORP.


                                By:
                                     -------------------------------------------
                                     Name:
                                     Title:


                                CB RICHARD ELLIS SERVICES, INC.


                                By:
                                     -------------------------------------------
                                     Name:
                                     Title:


                                RCBA STRATEGIC PARTNERS, L.P.

                                By:  RCBA GP, L.L.C., its general partner


                                By:
                                     -------------------------------------------
                                     Name:
                                     Title:


                                FS EQUITY PARTNERS III, L.P.

                                By:  FS Capital Partners, L.P., its general
                                     Partner

                                     By:  FS Holdings, Inc., its general partner


                                By:
                                     -------------------------------------------
                                     Name:
                                     Title:

                                FS EQUITY PARTNERS INTERNATIONAL, L.P.

                                By:  FS&Co. International, L.P., its general
                                     Partner

                                     By:  FS International Holdings Limited,
                                          its general partner


                                By:
                                     -------------------------------------------
                                     Name:
                                     Title:


                                DLJ INVESTMENT FUNDING, INC.


                                By:
                                     -------------------------------------------
                                     Name:
                                     Title:


                                THE KOLL HOLDING COMPANY


                                ------------------------------
                                By:  Donald M. Koll


                                ------------------------------
                                Frederic V. Malek


                                MANAGEMENT INVESTORS:


                                ------------------------------
                                Raymond E. Wirta


                                ------------------------------
                                W. Brett White

                                CONSENT OF SPOUSE

                In consideration of the execution of the foregoing Securityholders' Agreement among CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek and the Management Investors named therein, I, _______________________, the spouse of Donald M. Koll, do hereby join with my spouse in executing the foregoing Securityholders' Agreement and do hereby agree to be bound by all of the terms and provisions thereof.

Dated as of ______________ ____, 2001         __________________________________
                                                          [Spouse]

                                CONSENT OF SPOUSE

                In consideration of the execution of the foregoing Securityholders' Agreement among CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek and the Management Investors named therein, I, _______________________, the spouse of Frederic V. Malek, do hereby join with my spouse in executing the foregoing Securityholders' Agreement and do hereby agree to be bound by all of the terms and provisions thereof.

Dated as of ______________ ____, 2001         __________________________________
                                                          [Spouse]

                                CONSENT OF SPOUSE

                In consideration of the execution of the foregoing Securityholders' Agreement among CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek and the Management Investors named therein, I, _______________________, the spouse of Raymond E. Wirta, do hereby join with my spouse in executing the foregoing Securityholders' Agreement and do hereby agree to be bound by all of the terms and provisions thereof.

Dated as of ______________ ____, 2001         __________________________________
                                                          [Spouse]

                                CONSENT OF SPOUSE

                In consideration of the execution of the foregoing Securityholders' Agreement among CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek and the Management Investors named therein, I, _______________________, the spouse of W. Brett White, do hereby join with my spouse in executing the foregoing Securityholders' Agreement and do hereby agree to be bound by all of the terms and provisions thereof.

Dated as of ______________ ____, 2001         __________________________________
                                                          [Spouse]

                                                                       EXHIBIT A



                          FORM OF ASSUMPTION AGREEMENT

                                                 [DATE]

To the Parties to the Securityholders' Agreement dated as of _______ ___, 2001

Dear Sirs or Madams:

        Reference is made to the Securityholders' Agreement, dated as of _________ ___, 2001 (the "SECURITYHOLDERS' AGREEMENT"), among BLUM CB Holding Corp., CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek, and the individuals identified on the signature pages thereto as "Management Investors".

                In consideration of the representations, covenants and agreements contained in the Securityholders' Agreement, the undersigned hereby confirms and agrees that it shall be bound by all or certain of the provisions thereof in the manner set forth in Section 6.5 thereto.

                This Assumption Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed and to be performed entirely within that state.


                                        Very truly yours,



                                        [Transferee]

                                CONSENT OF SPOUSE

                In consideration of the execution of the foregoing Assumption Agreement with respect to the Securityholders' Agreement among CB Richard Ellis Services, Inc., RCBA Strategic Partners, L.P., FS Equity Partners III, L.P., FS Equity Partners International, L.P., DLJ Investment Funding, Inc., The Koll Holding Company, Frederic V. Malek and the Management Investors named therein, I, _______________________, the spouse of [Transferee], do hereby join with my spouse in executing the foregoing Assumption Agreement and do hereby agree to be bound by all of the terms and provisions thereof.

Dated as of ______________ ____, 20__         __________________________________
                                                          [Spouse]

Exhibit D



                                WARRANT AGREEMENT


                THIS WARRANT AGREEMENT (the "Agreement") is made and entered into as of ___________ ____, 2001 between BLUM CB Holding Corp., a Delaware corporation (the "Company") and FS Equity Partners III, L.P., a Delaware limited partnership ("FSEP"), and FS Equity Partners International, L.P., a Delaware limited partnership ("FSEP International," and together with FSEP, the "FS Parties").

                WHEREAS, pursuant to that certain Agreement and Plan of Reorganization, dated as of May 14, 1997 by and among CB Richard Ellis Services, Inc. (successor to CB Commercial Real Estate Services Group, Inc.) ("CBRE"), Koll Real Estate Services ("KRES") and the other parties listed therein, KRES merged with a subsidiary of CBRE and the holders of shares of common stock of KRES, including the FS Parties, and options exercisable into shares of common stock of KRES received warrants (the "Old Warrants") to purchase up to an aggregate of 500,000 shares of the Common Stock of CBRE;

                WHEREAS, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 23, 2001, by and among, CBRE, the Company and BLUM CB Corp., a Delaware corporation and wholly owned subsidiary of the Company ("Acquiror"), the Acquiror will merge with and into CBRE, such that CBRE shall become a wholly owned subsidiary of the Company; and

                WHEREAS, pursuant to that certain Contribution and Voting Agreement, dated as of February 23, 2001, by and among, the Company, the FS Parties and the other parties thereto, upon the Closing, among other things, (i) the Company shall cancel the Old Warrants, and (ii) the FS Parties shall receive, in the aggregate, warrants (the "Warrants") to purchase up to an aggregate of [number of shares of Common Stock equal to the number that represents the same percentage of the total outstanding shares of Common Stock immediately after consummation of the Merger (with respect to the Company) as the warrants to acquire 364,884 shares of CBRE Common Stock entitled Freeman Spogli immediately prior to the consummation of the Merger (with respect to CBRE)] shares (the "Warrant Shares") of the Common Stock, par value $.01 per share (the "Common Stock"), of the Company.

                NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows (capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Merger Agreement):

    OPTIONAL EXERCISE OF WARRANT.

                Subject to the terms of this Agreement, each holder of a Warrant may, at any time on and after August 26, 2007, but not later than August 27, 2007 (the "Expiration Date"), exercise this Warrant in whole at any time or in part from time to time for the number of Warrant Shares which such holder is then entitled to purchase hereunder.

                Each holder of a Warrant may exercise such Warrant, in whole or in part by either of the following methods:

                delivering to the Company at its office maintained for such purpose pursuant to Section 12(d): (i) a written notice of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be purchased, (ii) this Warrant and (iii) a sum equal to the Exercise Price (as set forth in the Warrant Certificate attached hereto) therefor payable in immediately available funds; or

                The holder of this Warrant may also exercise this Warrant, in whole or in part, in a "cashless" or "net-issue" exercise by delivering to the Company at its office maintained for such purpose pursuant to Section 12(d): (i) a written notice of such holder's election to exercise this Warrant, which notice shall specify the number of Warrant Shares to be delivered to such holder and the number of Warrant Shares with respect to which this Warrant is being surrendered in payment of the aggregate Exercise Price for the Warrant Shares to be delivered to the holder, and (ii) the Warrant. For purposes of this provision, all Warrant Shares as to which the Warrant is surrendered will be attributed a value equal to (x) the current market price per share of Common Stock (determined in the manner set forth in Section 7(f)) minus (y) the current Exercise Price per share of Common Stock.

                Such notice may be in the form of Election to Purchase set out at the end of this Warrant Agreement. Upon delivery thereof, together with the Warrant and the Exercise Price, as applicable, and such holder becoming a party to the Stockholders' Agreement, dated as of the date hereof (the "Stockholder Agreement"), by and among the Company, the FS Parties and the other parties thereto if such holder shall not already be a party thereto, the Company shall cause to be executed and delivered to such holder within five business days a certificate or certificates representing the aggregate number of fully-paid and nonassessable shares of Common Stock issuable upon such exercise.

                The stock certificate or certificates for Warrant Shares so delivered shall be in such denominations as may be specified in said notice and shall be registered in the name of such holder or such other name or names as shall be designated in said notice. Such certificate or certificates shall be deemed to have been issued and such holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares, including to the extent permitted by law the right to vote such shares or to consent or to receive notice as a stockholder (subject to the terms of the Stockholders' Agreement), as of the time said notice is delivered to the Company as aforesaid; provided that such shares shall be subject to the provisions of the Stockholders' Agreement. If a Warrant shall have been exercised only in part, the Company shall, at the time of delivery of said certificate or certificates, deliver to such holder a new Warrant dated the date it is issued, evidencing the rights of such holder to purchase the remaining Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant, or, at the request of such holder, appropriate notation may be made on this Warrant and the Warrant shall be returned to such holder.

                All Warrant Shares issuable upon the exercise of a Warrant shall be validly issued, fully paid and nonassessable and free from all liens and other encumbrances thereon, other than liens or other encumbrances created by the holder thereof or the restrictions set forth in the Stockholders' Agreement.

                The Company will not close its books against the transfer of a Warrant or of any Warrant Shares in any manner which interferes with the timely exercise of a Warrant. The Company will from time to time take all such action as may be necessary to assure that the par value per share of the unissued Common Stock acquirable upon exercise of a Warrant is at all times equal to or less than the Exercise Price then in effect.

    AUTOMATIC EXERCISE OF WARRANT.

                Notwithstanding the prior delivery of a notice pursuant to
Section 1 hereto, in the event an Automatic Exercise Event (as defined below) occurs prior to the Expiration Date, without any action by the Company or the FS Parties, the Warrants shall automatically be exercised in a "cashless" or "net issue" exercise pursuant to which (i) the Exercise Price shall be paid to the Company entirely in Warrant Shares (or such other consideration as set forth in Section 7(l) hereto), which for purposes of this provision, will be attributed a value equal to (x) the current market price per share of Common Stock (determined in the manner set forth in Section 7(f)) to the holders thereof minus (y) the current Exercise Price per share of Common Stock, and (ii) the Company, subject to the following paragraph of this Section 2, shall deliver to the holders thereof the number of Warrant Shares remaining after subtracting the Exercise Price; provided, however that if, upon an Automatic Exercise Event, the amount set forth in subclause (y) of the foregoing clause (i) shall be equal to or greater than the amount set forth in subclause (x) of the foregoing clause
(i), then the Warrants, without any action by the Company or the FS Parties, shall be cancelled and shall cease to represent the right to receive any Warrant Shares or other security, property or asset of the Company or any surviving entity.

                As soon as practicable after an Automatic Exercise Event, the Company shall deliver a notice of such Automatic Exercise Event to each of the holders of the Warrants. Upon delivery of the Warrants to the Company by a holder thereof and such holder becoming a party to the Stockholders' Agreement, if such holder shall not already be a party thereto, the Company shall cause to be executed and delivered to such holder within five business days a certificate or certificates representing the aggregate number of fully-paid and nonassessable shares of Common Stock issuable as a result of such Automatic Exercise Event.

                The stock certificate or certificates for Warrant Shares so delivered shall be in such denominations as may be specified by the Warrant holders and shall be registered in the name of such holder or such other name or names as shall be designated by the Warrant holders. Such certificate or certificates shall be deemed to have been issued and such holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares, including to the extent permitted by law the right to vote such shares or to consent or to receive notice as a stockholder (subject to the terms of the Stockholders' Agreement), as of the time of the Automatic Exercise Event; provided that such shares shall be subject to the provisions of the Stockholders' Agreement.

                All Warrant Shares issuable upon an Automatic Exercise Event shall be validly issued, fully paid and nonassessable and free from all liens and other encumbrances thereon, other than liens or other encumbrances created by the holder thereof or the restrictions set forth in the Stockholders' Agreement.

                The Company will not close its books against the transfer of a Warrant or of any Warrant Shares in any manner which interferes with the exercise of a Warrant pursuant to an Automatic Exercise Event. The Company will from time to time take all such action as may be necessary to assure that the par value per share of the unissued Common Stock acquirable upon exercise of a Warrant pursuant to an Automatic Exercise Event is at all times equal to or less than the Exercise Price then in effect.

                For purposes of this Agreement, an "Automatic Exercise Event" shall mean either (a) the completion of a sale of shares of any class of the Common Stock to the public pursuant to an effective registration statement (other than a registration statement on Form S-8 or any similar or successor form) filed under the Securities Act pursuant to which the Company becomes listed on a national securities exchange or on the NASDAQ Stock Market (the "Initial Public Offering"), (b) any "person" or "group," (each as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than BLUM Capital Partners, L.P. ("BLUM") and its affiliates, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the outstanding voting stock of the Company, including by way of merger, consolidation or otherwise, and BLUM and its affiliates cease to control the Company's Board of Directors, (c) any sale of all or substantially all of the assets of the Company and its subsidiaries to any "person" or "group," (each as defined in Rules 13d-3 and 13d-5 under the Exchange Act) other than BLUM and its affiliates, or (d) any merger, consolidation or other transaction or series or related transactions after the consummation of which the shares owned by the holders of the Company's outstanding voting stock possessing a majority of the voting power to elect the Company's Board of Directors immediately prior to the occurrence of such transaction or transactions cease to constitute a majority of the Company's outstanding voting stock possessing the voting power to elect the Company's Board of Directors (or equivalent governing body).

    TRANSFER, DIVISION AND COMBINATION.

                The Warrants are, and all rights thereunder are, transferable, in whole or in part, on the books of the Company to be maintained for such purpose, upon (a) surrender of a Warrant at the office of the Company maintained for such purpose pursuant to Section 12(d), together with a written assignment of such Warrant duly executed by the holder thereof or its agent or attorney and payment of funds sufficient to pay any stock transfer taxes payable upon the making of such transfer, and (b) a signed agreement by the assignee or assignees to become a party to the Stockholders' Agreement prior to the exercise of such Warrant. Upon such surrender and, if required, such payment, the Company shall, execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denominations specified in such instrument of assignment, and the surrendered Warrant shall promptly be canceled. If and when a Warrant is assigned in blank, the Company may (but shall not be obligated to) treat the bearer thereof as the absolute owner of such Warrant for all purposes and the Company shall not be affected by any notice to the contrary. A Warrant, if properly assigned in compliance with this Section 2, may be exercised by an assignee for the purchase of shares of Common Stock without having a new Warrant issued.

                A Warrant may, be divided or combined with other Warrants upon presentation at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the holder hereof or its agent or attorney. Subject to compliance with the preceding paragraph, as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

                The Company agrees to maintain at its aforesaid office books for the registration and transfer of the Warrants.

    PAYMENT OF TAXES.

                The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

    MUTILATED OR MISSING WARRANT CERTIFICATES.

                In case any of the Warrant Certificates shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence satisfactory to the Company of such loss, theft or destruction of such Warrant Certificate and indemnity, if requested, also satisfactory to them. Applicants for such substitute Warrant Certificates shall also comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

    RESERVATION OF WARRANT SHARES.

                The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants.

                The Company or, if appointed, the transfer agent for the Common Stock (the "Transfer Agent") and every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the

Transfer Agent and with every subsequent transfer agent for any shares of the Company's capital stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto transmitted to each holder pursuant to Section 9 hereof.

    ADJUSTMENT OF EXERCISE PRICE.

                The Exercise Price and the number of Warrant Shares issuable upon the exercise of each Warrant are subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 7. For purposes of this Section 7, "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other stock of the Company, however designated, that has the right (subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets or earnings of the Company without limit as to per share amount.

                Adjustment for Change in Capital Stock.

                If the Company:

                pays a dividend or makes a distribution on its Common Stock in shares of its Common Stock;

                subdivides its outstanding shares of Common Stock into a greater number of shares;

                combines its outstanding shares of Common Stock into a smaller number of shares;

                makes a distribution on its Common Stock in shares of its capital stock other than Common Stock; or

                issues by reclassification of its Common Stock any shares of its capital stock;

then the Exercise Price in effect immediately prior to such action and the number and kind of shares into which a Warrant is exercisable shall all be adjusted appropriately so that the holder of any Warrant thereafter exercised may receive the aggregate number and kind of shares of capital stock of the Company which he would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

                The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

                If after an adjustment a holder of a Warrant upon exercise of it may receive shares of two or more classes of capital stock of the Company, the Board of Directors of the Company shall determine the allocation of the adjusted Exercise Price between the classes of capital stock. After such allocation, the exercise privilege and the Exercise Price of each class of capital stock shall thereafter be subject to adjustment on terms comparable to those applicable to Common Stock in this Section.

                Such adjustment shall be made successively whenever any event listed above shall occur.

                Adjustment for Rights Issue.

                If the Company distributes any rights, options or warrants to all holders of its Common Stock entitling them for a period expiring within 60 days after the record date for such distribution to purchase shares of Common Stock at a price per share less than the current market price per share on that record date, the Exercise Price shall be adjusted in accordance with the formula:

                                               O +   N  x  P
                                                   -----------
                                E'   =   E  x           M
                                                   -----------
                                                     O  +  N

where:

                E'      =       the adjusted Exercise Price.
                E       =       the current Exercise Price.
                O       =       the number of shares of Common Stock outstanding
                                on the record date.
                N       =       the number of additional shares of Common Stock
                                offered pursuant to such rights issue.
                P       =       the offering price per share of the additional
                                shares.
                M       =       the current market price per share of Common
                                Stock on the record date.

                The adjustment shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the Exercise Price shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

                Adjustment for Other Distributions.

                If the Company distributes to all holders of its Common Stock any assets (excluding cash) or debt securities or any rights or warrants to purchase debt securities, assets or other securities, the Exercise Price shall be adjusted in accordance with the formula:

                                E'   =    E  x    M - F
                                               ----------
                                                    M
                                               ----------

where:

                E'      =       the adjusted Exercise Price.
                E       =       the current Exercise Price.

                M       =       the current market price per share of Common
                                Stock on the record date mentioned below.
                F       =       the aggregate fair market value on the record
                                date of the assets, securities, rights or warrants divided by the number of outstanding shares of Common Stock on the record date for such distribution. The Board of Directors of the Company shall determine the fair market value.

                The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive the distribution.

                Adjustment for Common Stock Issue:

                If the Company issues shares of Common Stock for a consideration per share less than the current market price per share on the date the Company fixes the offering price of such additional shares, the Exercise Price shall be adjusted in accordance with the formula:

                                                       P
                                                       -
                                E'   =   E  x   O   +  M
                                               -----------
                                                    A

where:

                E'      =       the adjusted Exercise Price.
                E       =       the then current Exercise Price.
                O       =       the number of shares outstanding immediately
                                prior to the issuance of such additional shares.
                P       =       the aggregate consideration received for the
                                issuance of such additional shares.
                M       =       the current market price per share on the date
                                of issuance of such additional shares.
                A       =       the number of shares outstanding immediately
                                after the issuance of such additional shares.

                The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

                This subsection (d) does not apply to:

                any of the transactions described in subsections (b) and (c) of this Section 7,

                the exercise of Warrants, or the conversion or exchange of other securities convertible into, or exchangeable or exercisable for, Common Stock,

                Common Stock issued to the Company's employees under bona fide employee benefit plans adopted by the Board of Directors and approved by the holders of Common Stock when required by law, if such Common Stock would otherwise be covered by this subsection (d),

                Common Stock issued upon the exercise of rights or warrants issued to the holders of Common Stock,

                Common Stock issued to shareholders of any person which merges into the Company in proportion to their stock holdings of such person immediately prior to such merger, upon such merger,

                Common Stock issued in a bona fide public offering pursuant to a firm commitment underwriting,

                Common Stock issued in a bona fide private placement to, or through a placement agent which is, a member firm of the National Association of Securities Dealers, Inc., or

                Common Stock issued as a dividend on any preferred stock in accordance with the stated terms of such preferred stock and in lieu of cash dividends otherwise payable on such preferred stock pursuant to the instrument under which the preferred stock was issued.

                Adjustment for Convertible Securities Issue.

                If the Company issues any securities convertible into or exchangeable or exercisable for Common Stock (other than securities issued in transactions described in subsections (b) and (c) of this Section 7) for a consideration per share of Common Stock initially deliverable upon conversion or exchange of such securities less than the current market price per share on the date of issuance of such securities, the Exercise Price shall be adjusted in accordance with this formula:

                                                        P
                                                        -
                                E'   =   E  x     O  +  M
                                                ----------
                                                  O  +  D
where:

                E'      =       the adjusted Exercise Price.
                E       =       the then current Exercise Price.
                O       =       the number of shares outstanding immediately
                                prior to the issuance of such securities.
                P       =       the aggregate consideration received for the
                                issuance of such securities.
                M       =       the current market price per share of Common
                                Stock on the date of issuance of such
                                securities.
                D       =       the maximum number of shares deliverable upon
                                conversion or in exchange for such securities at the initial conversion or exchange rate.

                The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

                If all of the Common Stock deliverable upon conversion or exchange of such securities has not been issued when such securities are no longer outstanding, then the Exercise

Price shall promptly be readjusted to the Exercise Price which would then be in effect had the adjustment upon the issuance of such securities been made on the basis of the actual number of shares of Common Stock issued upon conversion or exchange of such securities.

                This subsection (e) does not apply to:

                convertible securities issued to shareholders of any person which merges into the Company, or with a subsidiary of the Company, in proportion to their stock holdings of such person immediately prior to such merger, upon such merger, convertible securities issued in a bona fide public offering pursuant to a firm commitment underwriting,

                convertible securities issued in a bona fide private placement through a placement agent which is a member firm of the National Association of Securities Dealers, Inc.,

                rights, warrants and convertible and exchangeable securities outstanding on or prior to the date of issuance of the Warrant, or convertible securities or warrants issued in connection with the incurrence of debt by the Company or any of its subsidiaries, so long as the fair value allocable to such convertible securities or warrants (taking into account the terms of the debt), together with any consideration payable to the Company upon conversion or exercise of such convertible securities or warrants, treating such convertible securities or warrants on an as converted basis, is no less than the then current market price of Common Stock on the date of issuance of such convertible securities or warrants.

                Current Market Price.

                Subject to the last two sentences of this subsection (f), in subsections (b), (c), (d) and (e) of this Section 7, the current market price per share of Common Stock on any date is the average of the Quoted Prices of the Common Stock for 30 consecutive trading days commencing 45 trading days before the date in question. The "Quoted Price" of the Common Stock is the last reported sales price of the Common Stock as reported by NASDAQ National Market, or if the Common Stock is listed on a securities exchange, the last reported sales price of the Common Stock on such exchange which shall be for consolidated trading if applicable to such exchange, or if neither so reported or listed, the last reported bid price of the Common Stock. In the absence of one or more such quotations (including, without limitation, during the period prior to the Initial Public Offering), the Board of Directors of the Company shall determine the current market price on the basis of such quotations, if available, or other valuation information as it in good faith considers appropriate. In the event of the Initial Public Offering, the current market price per share of Common Stock shall be the Quoted Price on the day of such Initial Public Offering.

                Consideration Received.

                For purposes of any computation respecting consideration received pursuant to subsections (d) and (e) of this Section 7, the following shall apply:

                in the case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

                in the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors (irrespective of the accounting treatment thereof), whose determination shall be conclusive; and

                in the case of the issuance of securities convertible into or exchangeable for shares, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in clauses (1) and (2) of this subsection).

                When De Minimis Adjustment May Be Deferred.

                No adjustment in the Exercise Price need be made unless the adjustment would require on increase or decrease of at least 1% in the Exercise Price. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

                All calculations under this Section shall be made to the nearest cent or nearest 1/100th of a share as the case may be.

                When No Adjustment Required.

                No adjustment need be made for a transaction referred to in subsection (a), (b), (c), (d) or (e) of this Section 7 if Warrant holders are permitted to participate in the transaction (without being required to exercise their Warrants in order to do so) on a basis and with notice that the Board of Directors of the Company determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.

                No adjustment need be made for rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest.

                No adjustment need be made for a change in the par value or no par value of the Common Stock.

                To the extent the Warrants become convertible into cash, no adjustment need be made thereafter as to the cash. Interest will not accrue on the cash.

                Notice of Adjustment.

                Whenever the Exercise Price is adjusted, the Company shall provide the notices required by Section 9 hereof.

                Voluntary Reduction.

                The Company from time to time may reduce the Exercise Price by any amount for any period of time if the period is at least 20 days and if the reduction is irrevocable during the period; provided, however, that in no event may the Exercise Price be less than the par value of a share of Common Stock.

                Whenever the Exercise Price is reduced, the Company shall mail to Warrant holders a notice of the reduction. The Company shall mail the notice at least 15 days before the date the reduced Exercise Price takes effect. The notice shall state the reduced Exercise Price and the period it will be in effect.

                A reduction of the Exercise Price pursuant to this clause (k) does not change or adjust the Exercise Price otherwise in effect for purposes of subsections (a), (b), (c), (d) and (e) of this Section 7.

                Reorganization of Company.

                If the Company consolidates or merges with or into, or sells, transfers or leases all or substantially all of its assets to, any person (including, without limitation, in a transaction that is an Automatic Exercise Event), upon consummation of such transaction the Warrants shall automatically become exercisable (or, in the event of an Automatic Exercise Event, be exercised) for the kind and amount of securities, cash or other assets which the holder of a Warrant would have owned immediately after the consolidation, merger, sale, transfer or lease if the holder had exercised the Warrant immediately before the effective date of the transaction. Unless such transaction shall have been an Automatic Exercise Event, concurrently with the consummation of such transaction, the corporation formed by or surviving any such consolidation or merger, if other than the Company, or the person to which such transfer, sale or lease shall have been made, shall enter into a supplemental Warrant Agreement so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Section. The successor Company shall mail to warrant holders a notice describing the supplemental Warrant Agreement.

                If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an affiliate of the formed, surviving, transferee or lessee corporation, that issuer shall join in the supplemental Warrant Agreement.

                If this subsection (l) applies, subsections (a), (b), (c), (d) and (e) of this Section 7 do not apply.

                Determinations Conclusive.

                Any determination that the Company or the Board of Directors of the Company must make pursuant to subsection (a), (c), (d), (e), (f), (g) or (i) of this Section 7 is conclusive, provided the Board of Directors has acted reasonably.

                When Issuance or Payment May Be Deferred.

                In any case in which this Section 7 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the holder of any Warrant exercised after such record date the Warrant Shares and such securities or assets, if any, issuable upon such exercise over and above the Warrant Shares and such securities or assets, if any, issuable upon such exercise on the basis of the Exercise Price and (ii) paying to such holder any amount in cash in lieu of a fractional share pursuant to Section 8; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional warrant Shares, other capital stock and cash upon the occurrence of the event requiring such adjustment.

                Adjustment in Number of Shares.

                Upon each adjustment of the Exercise Price pursuant to this
Section 7, each Warrant outstanding prior to the making of the adjustment in the Exercise Price shall thereafter evidence the right to receive upon payment of the adjusted Exercise Price that number of shares of Common Stock (calculated to the nearest hundredth) obtained from the following formula:

                                N' =       N x    E
                                                -----
                                                  E'

where:

                N'      =       the adjusted number of Warrant Shares issuable
                                upon exercise of a Warrant by payment of the
                                adjusted Exercise Price.
                N       =       the number of Warrant Shares previously issuable
                                upon exercise of a Warrant by payment of the
                                Exercise Price prior to adjustment.
                E'       =      the adjusted Exercise Price.
                E        =      the Exercise Price prior to adjustment.

    FRACTIONAL INTERESTS.

                The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 8 be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the current Exercise Price, multiplied by such fraction.

    NOTICES TO WARRANT HOLDERS.

                Upon any adjustment of the Exercise Price pursuant to Section 7, the Company shall promptly thereafter cause to be given to each of the registered holders of the Warrant

Certificates at its address appearing on the Warrant register written notice of such adjustment by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 7.

                In case:

                the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

                the Company shall authorize the distribution to all holders of shares of Common Stock of evidences of indebtedness or assets, including cash dividends or cash distributions payable out of consolidated current or retained earnings, but not including dividends payable in shares of Common Stock or distributions referred to in subsection (a) of Section 7 hereof; or

                of any consolidation or merger to which the Company is a party and of which approval of any shareholders of the Company is required, or of the conveyance, sale, transfer or lease of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock; or

                of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

                the Company proposes to take any action (other than actions of the character described in Section 7(a)) that would require an adjustment of the Exercise Price pursuant to Section 7;

then the Company shall cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant register, at least 20 days (or 10 days in any case specified in clause (a) or (b) above) prior to the applicable record date hereinafter specified, or promptly in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, sale, transfer, lease, dissolution, liquidation, winding up or other action. The failure to give the notice required by this Section 9 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

                Nothing contained in this Agreement or in any of the Warrant Certificates shall be construed as conferring upon the holders thereof the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter or any rights whatsoever as shareholders of the Company.

    AMENDMENTS.

                The terms of this Warrant Agreement and the Warrants may be amended by the Company, and the observance of any term herein or therein may be waived, but only with the written consent of the holders of Warrants representing a majority in number of the total Warrant Shares at the time purchasable upon the exercise of all then outstanding Warrants, provided that no such action may change the Exercise Price (other than in accordance with Section 7(k) hereof) without the written consent of all holders of Warrants affected thereby.

    MISCELLANEOUS.

                Issue Date. The provisions of this Warrant shall be construed and shall be given effect in all respects as if it had been issued and delivered by the Company on the date hereof.

                Successors. This Warrant shall be binding upon any successors or assigns of the Company.

                Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of Delaware.

                Office of the Company. So long as the Warrants remain outstanding, the Company shall maintain an office where the Warrants may be presented for exercise, transfer, division and combination. Such office shall be at 200 North Sepulveda Boulevard, El Segundo, California 90245-4380, unless and until the Company shall designate and maintain another office for such purposes, in which case the Company shall deliver notice of such change to all holders of outstanding Warrants in the manner set forth herein.

                Headings. The headings used in this Warrant are used for convenience only and are not to be considered in construing or interpreting this agreement.

                Notices. Unless otherwise provided, any notice required or permitted under this Warrant shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or three days after being sent via air courier, in all cases addressed to the party to be notified at the address indicated for such party on the signature page hereof, or at such other address as such party may designate by ten days advance written notice to the other party. Notwithstanding the foregoing, notice may be given by telex or facsimile provided that appropriate confirmation of receipt is received.

                Saturdays, Sundays, Holidays. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday in the State of California, then such action may be taken or such right may be exercised on the next succeeding day not a legal holiday.

                IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.



                                BLUM CB HOLDING CORP.


                                By:
                                      -----------------------------------------
                                      Name:
                                      Title:


                                FS EQUITY PARTNERS III, L.P.


                                      By:  FS Capital Partners, L.P.
                                      Its: General Partner

                                      By:  FS Holdings, Inc.
                                      Its: General Partner

                                By:
                                      -----------------------------------------
                                      Name:
                                      Title:


                                FS EQUITY PARTNERS INTERNATIONAL, L.P.


                                      By:  FS&Co. International, L.P.
                                      Its: General Partner

                                      By:  FS International Holdings Limited
                                      Its: General Partner


                                By:
                                      -----------------------------------------
                                      Name:
                                      Title:

                              ELECTION TO PURCHASE
         (TO BE EXECUTED UPON EXERCISE OF WARRANT PURSUANT TO SECTION 1)


                The undersigned hereby irrevocably elects to exercise the right represented by this Warrant Certificate, to receive __________ shares of Common Stock and hereby tenders payment for such shares [to the order of BLUM CB Holding Corp. by cash or immediately available funds in the amount of $ _______] [by delivery to the Company of __________ Warrant Shares with respect to which this Warrant is being surrendered in payment of the aggregate Exercise Price for the Warrant Shares to be delivered to the holder] in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of __________________, whose address is __________________. If said number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of____________________, whose address is ______________________, and that such Warrant Certificate be delivered to __________________, whose address is____________________.



Date:
     ----------------------------------

---------------------------------------
Print Name


---------------------------------------
Signature Guaranteed*




--------------------------------
* The signature must be guaranteed by a bank or trust company having an office in Los Angeles, California, or by a firm having membership on the New York Stock Exchange.

                     EXERCISABLE ON OR AFTER AUGUST 26, 2007
                        AND ON OR BEFORE AUGUST 27, 2007
                       OR UPON AN AUTOMATIC EXERCISE EVENT

No. _____                                                     _________ Warrants

                               WARRANT CERTIFICATE

                              BLUM CB HOLDING CORP.


                This Warrant Certificate certifies that
________________________, or registered assigns, is the registered holder of
___________________ Warrants expiring ___________________ (the "Warrants") to purchase shares of Common Stock (the "Common Stock") of BLUM CB Holding Corp. (the "Company"). Each Warrant entitles the holder, (i) unless an Automatic Exercise Event shall occur on or prior to August 27, 2007, upon exercise to receive from the Company on or after August 26, 2007 and on or before 5:00 p.m. Los Angeles Time on August 27, 2007 one fully paid and nonassessable share of Common Stock (a "Warrant Share") at the initial exercise price (the "Exercise Price") of $30.00, payable in lawful money of the United States of America or in Warrant Shares by "cashless exercise," upon surrender of this Warrant Certificate and payment of the Exercise Price at the principal office of the Company, but only subject to the conditions set forth herein and in the Warrant Agreement referred to on the reverse hereof, or (ii) upon the occurrence of an Automatic Exercise Event on or prior to August 27, 2007, to receive automatically from the Company a Warrant Share at the Exercise Price, payable by "cashless exercise," upon surrender of this Warrant Certificate and payment of the Exercise Price at the principal office of the Company, but only subject to the conditions set forth herein and in the Warrant Agreement referred to on the reverse hereof. The Exercise Price and number of Warrant Shares issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

                Except in connection with an Automatic Exercise Event, no warrant may be exercised before August 26, 2007 or after 5:00 PM, Los Angeles time, on August 27, 2007 and to the extent not exercised by, or an Automatic Exercise Event shall not have occurred by, such time, such Warrants shall become void.

                This Warrant Certificate shall be governed and construed in accordance with the internal laws of the State of Delaware.

                IN WITNESS WHEREOF, BLUM CB Holding Corp. has caused this Warrant Certificate to be signed by its President and by its Secretary, each by his signature or a facsimile of his signature.


Dated:
      --------------------------

                                            By:
                                                --------------------------------
                                                           President

                                            By:
                                                --------------------------------
                                                           Secretary

                          [FORM OF WARRANT CERTIFICATE]

                                    [REVERSE]


                The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring August 27, 2007 entitling the holder on exercise to receive shares of Common Stock, of the Company (the "Common Stock"), $.01 par value, and are issued or to be issued pursuant to a Warrant Agreement dated as of _________ ____, 2001 (the "Warrant Agreement"), duly executed and delivered by the Company, which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

                Unless an Automatic Exercise Event shall occur on or prior to August 27, 2007, warrants may be exercised at any time on or after August 26, 2007 and on or before August 27, 2007. The holder of Warrants evidenced by this Warrant Certificate may exercise them, subject to the limitations set forth in the Warrant Agreement, by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price in cash or immediately available funds or in Warrant Shares by "cashless exercise," at the principal office of the Company. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his assignee a new Warrant Certificate evidencing the number of Warrants not exercised.

                Upon the occurrence of an Automatic Exercise Event on or prior to August 27, 2007, the Warrants evidenced by this Warrant Certificate shall automatically be exercised, subject to the limitations set forth in the Warrant Agreement, and the holder thereof shall be entitled to receive, upon surrendering this Warrant Certificate, together with payment of the Exercise Price in Warrant Shares by "cashless exercise," at the principal office of the Company, the number of Warrant Shares resulting after subtracting such Exercise Price.

                The Warrant Agreement provides that upon the occurrence of certain events the Exercise Price and the number of Warrant Shares into which this Warrant is exercisable set forth on the face hereof may, subject to certain conditions, be adjusted. No fractions of a share of Common stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement. No adjustment shall be made for any dividends on any Common Stock issuable upon exercise of this Warrant.

                Warrant Certificates, where surrendered at the principal office of the Company by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

                Upon due presentation for registration of transfer of this Warrant Certificate at the principal office of the Company a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement (including, without limitation, delivery to the Company of the written agreement of such transferee(s) to become party to the Stockholders' Agreement, dated as of _______ ___, 2001, by and among the Company and the other parties thereto, if such transferee(s) are not already party thereto, prior to receipt from the Company of any Warrant Shares as a result of the exercise of the Warrants represented by such Warrant Certificate), without charge except for any tax or other governmental charge imposed in connection therewith.

The Company may deem and treat the registered holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitle any holder hereof to any rights of a stockholder of the Company

Exhibit E

EXECUTION COPY

                          CREDIT SUISSE FIRST BOSTON
                            Eleven Madison Avenue
                              New York, NY 10010

                                                              February 23, 2001

BLUM CB Corp.
In care of RCBA Strategic Partners, L.P.
909 Montgomery Street
San Francisco, CA 94133

Attention of Claus Moller


                                Project Radio
                $500,000,000 Senior Secured Credit Facilities
                              Commitment Letter

Ladies and Gentlemen:


         You have advised Credit Suisse First Boston ("CSFB") that you intend to consummate the Recapitalization and the other Transactions (such terms and each other capitalized term used but not defined herein having the meanings assigned in the Summary of Principal Terms and Conditions attached hereto as Exhibit A (the "Term Sheet")).

         You have further advised us that, in connection therewith, the Borrower will obtain the senior secured credit facilities (the "Facilities") described in the Term Sheet, in an aggregate principal amount of up to $500,000,000.

         In connection with the foregoing, you have requested that CSFB agree to structure, arrange and syndicate the Facilities, commit to provide the Facilities and agree to serve as administrative agent, sole book manager and sole lead arranger for the Facilities.

         CSFB is pleased to advise you of its commitment to provide the entire amount of the Facilities, upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Term Sheet.

         It is agreed that CSFB will act as the sole and exclusive administrative agent, sole book manager and sole lead arranger for the Facilities, and that it will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles. You agree that no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facilities unless you and we shall so agree.

         We intend to syndicate the Facilities to a group of financial institutions (together with CSFB, the "Lenders") identified by us in consultation with you. We intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist us in completing a syndication satisfactory to us and you. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships and, to the extent reasonably practicable, the existing lending relationships of the Sponsor and the Borrower, (b) direct contact and meetings between senior management, representatives and advisors of you and of the Borrower and (i) the proposed Lenders and (ii) ratings agencies, (c) assistance by you and the Borrower in the preparation of a Confidential Information Memorandum for the Facilities and other marketing materials to be used in connection with the syndication and (d) the conducting, with the assistance of CSFB, of an investor roadshow and of one or more meetings of prospective Lenders.

         CSFB will manage all aspects of the syndication, including (in consultation with you) decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your approval, which will not be unreasonably withheld), the allocation of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist us in our syndication efforts, you agree promptly to prepare and provide (or to use commercially reasonable efforts to cause the Borrower to provide) to us all information with respect to the Borrower and its subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request. You hereby represent and covenant that, to the best of your knowledge, (a) all information other than the Projections (the "Information") that has been or will be made available to CSFB by you or any of your representatives in connection with the Transactions is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to CSFB by you or any of your representatives have been or will be prepared in good faith based upon assumptions that, taken as a whole, are reasonable at the time made and at the time the related Projections are made available to CSFB (although no representation is made that the Projections will be achieved). You agree that if at any time prior to the closing of the Facilities any of the representations in the preceding sentence would be incorrect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement (or cause the Borrower to supplement) the Information and the Projections so that such representations will be correct under those circumstances. In arranging and syndicating the Facilities, we will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof.

         As consideration for CSFB's commitment hereunder and agreement to perform the services described herein, you agree to pay (or to cause the Borrower to pay) to CSFB the fees set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith with respect to the Facilities (the "Fee Letter").

         The commitment of CSFB hereunder and their agreements to perform the services described herein are subject to (a) the Board of Directors of the Borrower approving and recommending the Merger to the stockholders of the Borrower, (b) our not having discovered or otherwise become aware of any information not previously disclosed to us or not in the public domain that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information, taken as a whole, provided to us prior to the date hereof, of the business, assets, operations or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole, (c) there not having occurred any event, change or condition that has had or could reasonably be expected to have a material adverse effect on the business, assets, operations or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole, since December 31, 1999, (d) there not having occurred after the date hereof a material disruption of, or material adverse change in, financial, banking or capital market conditions that in our reasonable good faith judgment could adversely affect the syndication of the Facilities, (e) our reasonable satisfaction that, prior to and during the syndication of the Facilities, there shall be no competing issues of debt securities or commercial bank or other credit facilities of the Borrower or its subsidiaries being offered, placed or arranged, (f) the negotiation, execution and delivery of definitive documentation with respect to the Facilities satisfactory to CSFB and its counsel, (g) CSFB's having been afforded a period of not less than 25 business days from the distribution of the Confidential Information Memorandum to potential syndicate members to syndicate the Facilities and (h) the other conditions set forth in the Term Sheet or in Exhibit B hereto. The terms and conditions of our commitments hereunder and of the Facilities are not limited to those set forth herein and in the Term Sheet and such Exhibit. Those matters that are not covered by or made clear under the provisions hereof and of the Term Sheet and such Exhibit are subject to the approval and agreement of CSFB and the Borrower.

         You agree (a) to indemnify and hold harmless CSFB and its affiliates and their respective officers, directors, employees, agents and controlling persons from and against any and all actual losses, claims, damages, liabilities and expenses, joint or several, to which any such persons may become subject arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Transactions, the Facilities or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any of such indemnified persons is a party thereto, and to reimburse each of such indemnified persons upon demand for the reasonable legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found in a final judgment of a court to have resulted from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse CSFB at the closing or, if the Recapitalization shall not be consummated and you or any of your affiliates shall receive any compensation in the nature of a break-fee, expense reimbursement or similar payment, upon presentation of a summary statement, for all reasonable out-of-pocket expenses (including but not limited to expenses of CSFB's due diligence investigation, fees of consultants approved by you, syndication expenses, travel expenses and reasonable fees, disbursements and other charges of a single outside counsel in each relevant jurisdiction), in each case incurred in connection with the Facilities and the preparation of this Commitment Letter, the Term Sheet, the Fee Letter, the definitive documentation for the Facilities and any security arrangements in connection therewith; provided that, if the Recapitalization shall not be consummated, your reimbursement obligations pursuant to this clause (b) shall not exceed the difference between the amount of such break-fee, expense reimbursement or other similar payment less the amount of your unreimbursed out-of-pocket costs relating to the Transactions. Notwithstanding any other provision of this Commitment Letter, no indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facilities.

         You acknowledge that CSFB may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. CSFB will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by CSFB of services for other companies, and CSFB will not furnish any such information to other companies. You also acknowledge that CSFB has no obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by CSFB from other companies.

         This Commitment Letter and CSFB's commitment hereunder shall not be assignable by you without the prior written consent of CSFB (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and indemnified persons), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and indemnified persons) and is not intended to create a fiduciary relationship between the parties hereto. CSFB may assign its commitment hereunder to any of its affiliates or any Lender. Any such assignment to an affiliate will not relieve CSFB from any of its obligations hereunder unless and until such affiliate shall have funded the portion of the commitment so assigned. Any assignment to a Lender shall be subject to your written consent (which shall not be unreasonably withheld) and shall release CSFB from the portion of its commitment hereunder so assigned; provided that such assignee agrees in writing to be bound by the terms hereof and the Fee Letter. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by CSFB and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into between us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

         EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

         This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to the directors, officers, employees, attorneys, accountants and advisors on a confidential and need-to-know basis of RCBA Strategic Partners, L.P. (as well as its partners and members), the other investors and BLUM CB Corp. or (b) as required by applicable law or compulsory legal process (in which case you agree to inform us promptly thereof); provided that you may disclose this Commitment Letter, the Term Sheet and the contents hereof and thereof (but not the Fee Letter or the contents thereof)
(i) to the Borrower and its attorneys, accountants and advisors, on a confidential and need-to-know basis and (ii) in any public filing relating to the Merger.

         CSFB shall use all confidential information provided to CSFB by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information; provided, however, that nothing herein shall prevent CSFB from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case CSFB agrees to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over CSFB or any of its affiliates (in which case CSFB agrees to inform you promptly thereof), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by CSFB, (d) to CSFB's employees, legal counsel, independent auditors and other experts or agents who need to know such information and are informed of the confidential nature of such information, (e) to any affiliate of CSFB (with CSFB being responsible for its affiliates' compliance with this paragraph) or (f) for purposes of establishing a "due diligence" defense.

         The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or CSFB's commitment hereunder; provided that your obligations under this Commitment Letter (other than those relating to confidentiality and to the syndication of the Facilities), shall automatically terminate and be superseded by the definitive documentation relating to the Facilities upon the initial funding thereunder, and you shall be released from all liability in connection therewith at such time.

         If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter and the Backstop Letter of even date herewith with the Sponsor not later than 5:00 p.m., New York City time, on February 23, 2001. CSFB's commitment hereunder and agreements contained herein will expire at such time in the event that CSFB has not received such executed counterparts in accordance with the immediately preceding sentence. In the event that the initial borrowing in respect of the Facilities does not occur on or before July 20, 2001, then this Commitment Letter and CSFB's commitment and undertakings hereunder shall automatically terminate unless CSFB shall, in its discretion, agree to an extension. Before such date, CSFB may terminate this Commitment Letter if any event occurs or information becomes available that results in the failure to satisfy any condition precedent set forth herein, in the Term Sheet or in Exhibit B hereto; provided that such failure could not reasonably be expected to be cured prior to the expiration of this Commitment Letter.

         CSFB is pleased to have been given the opportunity to assist you in connection with the financing for the Recapitalization.

                                                     Very truly yours,

                                                     CREDIT SUISSE FIRST BOSTON,

                                                     by

                                                            Name:
                                                            Title:

                                                     by

                                                            Name:
                                                            Title:



Accepted and agreed to as of the date first above written:

BLUM CB CORP.,

by

      Name:
      Title:

CONFIDENTIAL
February 23, 2001                                                     EXHIBIT A


                                Project Radio
                $500,000,000 Senior Secured Credit Facilities
                  Summary of Principal Terms and Conditions





Borrower:                                   CB Richard Ellis Services, Inc., a
                                            Delaware corporation (the
                                            "Borrower").

Transactions:                               A Delaware corporation
                                            ("Holdings") to be formed by RCBA
                                            Strategic Partners, L.P. (the
                                            "Sponsor") and certain other
                                            investors (together with the
                                            Sponsor, the "Investors") intends
                                            to acquire all the capital stock
                                            of the Borrower pursuant to an
                                            agreement and plan of merger (the
                                            "Merger Agreement") to be entered
                                            into among Holdings, a wholly
                                            owned subsidiary of Holdings
                                            ("Merger Sub") and the Borrower.
                                            Pursuant to the Merger Agreement,
                                            Merger Sub will merge (the
                                            "Merger") with and into the
                                            Borrower, with the Borrower being
                                            the surviving corporation in the
                                            merger. In connection with the
                                            Merger (a) the Investors will
                                            contribute to Holdings an
                                            aggregate amount of total equity
                                            (in the form of cash or rollover
                                            equity) of not less than
                                            $235,000,000 (such amount not to
                                            include the proceeds of the senior
                                            unsecured notes described in (c)
                                            below), with not less than
                                            approximately $98,800,000 of such
                                            amount being in the form of new
                                            common equity contributed in cash
                                            by the Investors and certain
                                            employees and members of
                                            management of the Borrower to
                                            Holdings as common equity, (b)
                                            Holdings will contribute the
                                            amount of cash equity so received
                                            to Merger Sub as cash common
                                            equity in exchange for the
                                            issuance to Holdings of all the
                                            common stock of Merger Sub, and
                                            (c) Holdings will issue
                                            $75,000,000 in aggregate principal
                                            amount of its new 16% senior
                                            unsecured notes (the "Notes") in a
                                            private placement and will
                                            contribute the amount so received
                                            to Merger Sub as cash common
                                            equity (the equity contributions
                                            described in clauses (a), (b), and
                                            (c) being referred to herein
                                            collectively as the "Cash Equity
                                            Contribution"). In connection with
                                            the Merger, (a) the existing
                                            stockholders of the Borrower
                                            (other than the Investors) will
                                            receive aggregate merger
                                            consideration of approximately
                                            $348,700,000 (consisting of cash
                                            and/or "rollover" equity of
                                            Holdings) and (b) certain
                                            long-term debt of the Borrower and
                                            its subsidiaries in an aggregate
                                            amount of approximately
                                            $21,200,000 related to various
                                            financings (the "Existing Seller
                                            Notes") will remain outstanding;
                                            provided that, the Investors will
                                            contribute additional cash, if
                                            necessary, to ensure that the
                                            total equity is not less than
                                            $235,000,000. Holdings may
                                            increase the amount of common
                                            equity invested in Merger Sub to
                                            replace an equivalent amount of
                                            debt financing. The foregoing
                                            transactions are collectively
                                            referred to herein as the
                                            "Recapitalization". After giving
                                            effect to the Recapitalization,
                                            the outstanding capital stock of
                                            the Borrower will be beneficially
                                            owned approximately 42% by the
                                            Sponsor and 58% by the other
                                            Investors.

                                            In connection with the
                                            Recapitalization, (a) the Borrower
                                            will repay all amounts outstanding
                                            under, and will terminate, its
                                            existing credit agreement dated as
                                            of May 20, 1998 (the "Existing
                                            Credit Agreement"), with Bank of
                                            America, N.A. and a syndicate of
                                            lenders, (b) the Borrower will
                                            tender to repurchase (the "Debt
                                            Tender Offer") 100% of its
                                            outstanding 8-7/8% senior
                                            subordinated notes due 2006 (the
                                            "Existing Subordinated Notes" and,
                                            together with the Existing Credit
                                            Agreement, the "Existing Debt")
                                            and will seek the consent (the
                                            "Consent Solicitation") of the
                                            holders thereof to amend the
                                            indenture relating thereto to
                                            remove the covenants and
                                            restrictions therein that would
                                            prevent the Transactions (as
                                            defined below), (c) the Borrower
                                            will obtain the senior secured
                                            credit facilities described below
                                            under the caption "Facilities",
                                            and (d) fees and expenses incurred
                                            in connection with the foregoing
                                            will be paid. The transactions
                                            described in this paragraph,
                                            together with the
                                            Recapitalization, are collectively
                                            referred
                                            to herein as the "Transactions".


Sources and Uses:                           The approximate sources and uses
                                            of the funds necessary to
                                            consummate the Transactions are
                                            set forth in Exhibit C to the
                                            Commitment Letter.

Administrative Agent:                       Credit Suisse First Boston
                                            ("CSFB") will act as sole and
                                            exclusive administrative agent and
                                            collateral agent (collectively,
                                            the "Agent") for a syndicate of
                                            financial institutions (together
                                            with CSFB, the "Lenders"), and
                                            will perform the duties
                                            customarily associated with such
                                            roles.


Book Manager and Sole Lead Arranger:        CSFB will act as sole and
                                            exclusive book manager and sole
                                            lead arranger for the Facilities
                                            (the "Arranger"), and will perform
                                            the duties customarily associated
                                            with such roles.

Facilities:                             (A) Two Senior Secured Term Loan
                                            Facilities in an aggregate
                                            principal amount of up to
                                            $400,000,000 (the "Term
                                            Facilities"), such aggregate
                                            principal amount to be allocated
                                            between (i) a Tranche A Term Loan
                                            Facility in an aggregate principal
                                            amount of $150,000,000 (the
                                            "Tranche A Facility") and (ii) a
                                            Tranche B Term Loan Facility in an
                                            aggregate principal amount of
                                            $250,000,000 (the "Tranche B
                                            Facility").

                                        (B) A Senior Secured Revolving Credit
                                            Facility in an aggregate principal
                                            amount of up to $100,000,000 (the
                                            "Revolving Facility" and, together
                                            with the Term Facilities, the
                                            "Facilities"), of which up to an
                                            amount to be agreed upon will be
                                            available in the form of letters
                                            of credit.

                                            In connection with the Revolving
                                            Facility, CSFB will make available
                                            to the Borrower a swingline
                                            facility under which the Borrower
                                            may make short-term borrowings of
                                            up to an aggregate amount to be
                                            agreed upon. Except for purposes
                                            of calculating the commitment fee
                                            referred to below, any such
                                            swingline loans will reduce
                                            availability under the

                                            Revolving Facility on a
                                            dollar-for-dollar basis. Each
                                            Lender under the Revolving
                                            Facility will, promptly upon
                                            request by CSFB, fund to CSFB its
                                            pro rata share of any swingline
                                            borrowings.

Purpose:                                (A) The proceeds of the Term
                                            Facilities will be used by the
                                            Borrower, on the date of the
                                            initial borrowing under the
                                            Facilities (the "Closing Date"),
                                            together with the Cash Equity
                                            Contribution, solely (a) to pay
                                            the cash consideration payable in
                                            the Recapitalization, (b) to
                                            refinance the Existing Debt, (c)
                                            to pay related fees and expenses
                                            and (d) to provide for working
                                            capital and other general
                                            corporate purposes.

                                        (B) The proceeds of loans under the
                                            Revolving Facility will be used by
                                            the Borrower solely for working
                                            capital and other general
                                            corporate purposes.

                                        (C) Letters of credit will be used by
                                            the Borrower solely for working
                                            capital and other general
                                            corporate purposes.

Availability:                           (A) The full amount of the Term
                                            Facilities must be drawn in a
                                            single drawing on the Closing
                                            Date. Amounts borrowed under the
                                            Term Facilities that are repaid or
                                            prepaid may not be reborrowed.

                                        (B) Loans under the Revolving Facility
                                            will be available on and after the
                                            Closing Date and at any time prior
                                            to the final maturity of the
                                            Revolving Facility, in minimum
                                            principal amounts to be agreed
                                            upon. Amounts repaid under
                                            the Revolving Facility may be
                                            reborrowed.

Interest Rates and Fees:                    As set forth on Annex I hereto.


Default Rate:                               The applicable interest rate plus
                                            2% per annum.


Letters of Credit:                          Letters of credit under the
                                            Revolving Facility will be issued
                                            by CSFB or one of its affiliates
                                            (the "Issuing Bank"). Each letter
                                            of credit shall expire not later
                                            than the earlier of (a) 12 months
                                            after its date of
                                            issuance and (b) the fifth
                                            business day prior to the final
                                            maturity of the Revolving
                                            Facility.

                                            Drawings under any letter of
                                            credit shall be reimbursed by the
                                            Borrower on the same business day.
                                            To the extent that the Borrower
                                            does not reimburse the Issuing
                                            Bank on the same business day, the
                                            Lenders under the Revolving
                                            Facility shall be irrevocably
                                            obligated to reimburse the Issuing
                                            Bank pro rata based upon their
                                            respective Revolving Facility
                                            commitments.

                                            The issuance of all letters of
                                            credit shall be subject to the
                                            customary procedures of the
                                            Issuing Bank.

Final Maturity and Amortization:        (A) Tranche A Facility

                                            The Tranche A Facility will mature
                                            on the sixth anniversary of the
                                            Closing Date, and will amortize in
                                            equal quarterly installments in
                                            the following annual amounts:

                                            Year                                       Annual Amortization
                                            ----                                       -------------------
                                            1                                                  $22,500,000
                                            2                                                  $22,500,000
                                            3                                                  $26,250,000
                                            4                                                  $26,250,000
                                            5                                                  $26,250,000
                                            6                                                  $26,250,000

                                        (B) Tranche B Facility

                                            The Tranche B Facility will mature
                                            on the seventh anniversary of the
                                            Closing Date, and will amortize in
                                            equal quarterly installments in an
                                            annual amount equal to 1% of the
                                            outstanding principal amount on
                                            the Closing Date of such Facility,
                                            with the balance due and payable
                                            at the final maturity.

                                        (C) Revolving Facility

                                            The Revolving Facility will mature
                                            on the sixth anniversary of the
                                            Closing Date.

Guarantees:                                 All obligations of the Borrower
                                            under the Facilities and under any
                                            interest rate protection or other
                                            hedging arrangements entered into
                                            with a Lender or any affiliate
                                            thereof ("Hedging Arrangements")
                                            will be unconditionally guaranteed
                                            (the "Guarantees") by Holdings and
                                            by each existing and subsequently
                                            acquired or organized domestic
                                            subsidiary of the Borrower.

Security:                                   The Facilities, the Guarantees and
                                            any Hedging Arrangements will be
                                            secured initially by all accounts
                                            receivable, cash, general
                                            intangibles,
                                            investment property, intellectual
                                            property and capital stock of or
                                            owned by the Borrower and each
                                            existing and subsequently acquired
                                            or organized domestic subsidiary
                                            of the Borrower (collectively,
                                            including the proceeds thereof,
                                            the "Collateral"); provided that
                                            neither the Borrower nor any
                                            domestic subsidiary shall be
                                            required to pledge more than 65%
                                            of the voting stock of any foreign
                                            subsidiary. In addition, the
                                            Borrower and its domestic
                                            subsidiaries will be required to
                                            grant liens in respect of material
                                            property (including mortgages on
                                            any material real property)
                                            acquired after the Closing Date,
                                            subject to exceptions for any such
                                            property subject to a lien
                                            permitted by the definitive credit
                                            documentation and other exceptions
                                            to be agreed upon.

                                            All the above-described security
                                            interests shall be created on
                                            terms, and pursuant to
                                            documentation, reasonably
                                            satisfactory to the Lenders, and
                                            none of the Collateral shall be
                                            subject to any other liens, except
                                            permitted liens to be agreed upon.

Mandatory Prepayments:                      Loans under the Term Facilities
                                            shall be prepaid with (a) 75% of
                                            Excess Cash Flow (to be defined,
                                            but such definition shall allow
                                            for co-investments and
                                            acquisitions customary in the real
                                            estate services industry) for each
                                            fiscal year of the Borrower, which
                                            shall be reduced to 50% of Excess
                                            Cash Flow for any fiscal year if
                                            the ratio of Total Debt to EBITDA
                                            at the end of such fiscal year was
                                            less than 2 to 1, (b) 100% of the
                                            net cash proceeds of all
                                            non-ordinary course asset sales or
                                            other dispositions of property by
                                            the Borrower and its subsidiaries
                                            (including insurance and
                                            condemnation proceeds), subject to
                                            baskets and reinvestment
                                            provisions to be agreed upon, (c)
                                            100% of the net cash proceeds of
                                            issuances of debt obligations of
                                            Holdings and its subsidiaries
                                            (other than debt obligations of
                                            L.J. Melody and non-recourse debt
                                            obligations incurred in the
                                            establishment or operation of
                                            joint ventures for which special
                                            purpose subsidiaries of the
                                            Borrower are general partners) and
                                            (d) 100% of the net cash proceeds
                                            of issuances of equity securities
                                            of Holdings and its subsidiaries,
                                            in each case subject to exceptions
                                            to be agreed upon, including
                                            exceptions for the sale of
                                            interests in certain offices of
                                            the Borrower or its subsidiaries
                                            to employees and joint venture
                                            partners.

                                            The above-described mandatory
                                            prepayments shall be allocated
                                            between the Term Facilities pro
                                            rata, subject to the provisions
                                            set forth below under the caption
                                            "Special Application Provisions".
                                            Within each Term Facility,
                                            mandatory prepayments shall be
                                            applied pro rata to the remaining
                                            amortization payments under such
                                            Term Facility.

Special Application Provisions:             Holders of loans under the
                                            Tranche B Facility may, so long as
                                            loans are outstanding under the
                                            Tranche A Facility, decline to
                                            accept any mandatory prepayment
                                            described above and, under such
                                            circumstances, all amounts that
                                            would otherwise be used to prepay
                                            loans under the Tranche B Facility
                                            shall be used to prepay loans under
                                            the Tranche A Facility pro rata.

Voluntary Prepayments and Reductions in     Voluntary reductions of the
Commitments:                                unutilized portion of the Facilities
                                            commitments and prepayments of
                                            borrowings will be permitted at
                                            any time, in minimum principal
                                            amounts to be agreed upon, without
                                            premium or penalty, subject to
                                            reimbursement of the Lenders'
                                            redeployment costs in the case of
                                            a prepayment of Adjusted LIBOR
                                            borrowings other than on the last
                                            day of the relevant interest
                                            period. All voluntary prepayments
                                            of the Term Facilities will be
                                            allocated pro rata between the
                                            Term Facilities and applied first
                                            to the scheduled installments of
                                            principal under each Term Facility
                                            coming due within the next 12
                                            months and then pro rata to the
                                            remaining scheduled installments
                                            of principal under each Term
                                            Facility.

Representations and Warranties:             Usual for facilities and
                                            transactions of this type to be
                                            agreed upon by the Borrower and
                                            the Agent (the Borrower's
                                            agreement not to be unreasonably
                                            withheld), with materiality and
                                            other customary limitations and
                                            exceptions to be agreed upon,
                                            including accuracy of financial
                                            statements and other information;
                                            no material adverse change;
                                            absence of litigation; no
                                            violation of agreements or
                                            instruments; compliance with laws
                                            (including ERISA, margin
                                            regulations and environmental
                                            laws); payment of taxes; ownership
                                            of properties; inapplicability of
                                            the Investment Company Act and the
                                            Public Utility Holding Company
                                            Act; solvency; effectiveness of
                                            governmental approvals; labor
                                            matters; environmental matters;
                                            and validity, priority and
                                            perfection of security interests
                                            in the Collateral.

Conditions Precedent to Initial             Usual for facilities and
Borrowing:                                  transactions of this type to be
                                            agreed upon by the Borrower and
                                            the Agent, including delivery of
                                            satisfactory legal opinions;
                                            first-priority perfected security
                                            interests in the Collateral (free
                                            and clear of all liens); execution
                                            of the Guarantees, which shall be
                                            in full force and effect; accuracy
                                            of representations and warranties
                                            in all material respects; absence
                                            of defaults, prepayment events or
                                            creation of liens under debt
                                            instruments or other agreements;
                                            evidence of authority; payment of
                                            fees and expenses; and obtaining
                                            of reasonably satisfactory
                                            insurance.

                                            The initial borrowing under the
                                            Facilities will also be subject to
                                            the conditions precedent set forth
                                            on Exhibit B to the Commitment
                                            Letter.

Conditions Precedent to all Borrowings:     Delivery of notice, accuracy of
                                            representations and warranties in
                                            all material respects and absence
                                            of defaults.

Affirmative Covenants:                      Usual for facilities and
                                            transactions of this type to be
                                            agreed upon by the Borrower and
                                            the Agent (the agreement of the
                                            Borrower not to be unreasonably
                                            withheld) (to be applicable to
                                            Holdings, the Borrower and its
                                            subsidiaries), with materiality
                                            and other customary limitations
                                            and exceptions to be agreed upon,
                                            including maintenance of corporate
                                            existence and rights; performance
                                            of obligations; delivery of
                                            financial statements and other
                                            financial information; delivery of
                                            notices of default, litigation and
                                            material adverse change;
                                            maintenance of properties in good
                                            working order; maintenance of
                                            reasonably satisfactory insurance;
                                            compliance with laws; inspection
                                            of books and properties; further
                                            assurances; and payment of taxes.

Negative Covenants:                         Usual for facilities and
                                            transactions of this type to be
                                            agreed upon by the Borrower and
                                            the Agent (the agreement of the
                                            Borrower not to be unreasonably
                                            withheld) (to be applicable to
                                            Holdings, the Borrower and its
                                            subsidiaries), with exceptions and
                                            baskets to be agreed upon
                                            (including baskets to be agreed
                                            upon in the indebtedness, liens,
                                            asset sales, debt prepayments and
                                            investment covenants for L. J.
                                            Melody and for investments by the
                                            Borrower and its subsidiaries in
                                            real estate funds (including U.S.
                                            and foreign joint ventures) and
                                            the incurrence of non-recourse
                                            debt), including, without
                                            limitation, limitations on
                                            dividends on, and redemptions and
                                            repurchases of, capital stock;
                                            limitations on prepayments,
                                            redemptions and repurchases of
                                            debt (other than loans under the
                                            Facilities); limitations on liens
                                            and sale-leaseback transactions;
                                            limitations on loans and
                                            investments (subject to the
                                            exceptions described above);
                                            limitations on debt and hedging
                                            arrangements; limitations on
                                            mergers, acquisitions and asset
                                            sales (subject to exceptions to be
                                            mutually agreed with respect to
                                            L.J. Melody and joint ventures);
                                            limitations on transactions with
                                            affiliates; limitations on changes
                                            in business conducted by the
                                            Borrower and its subsidiaries;
                                            limitations on amendments of
                                            material debt and other material
                                            agreements; and limitations on
                                            capital expenditures.

                                            Notwithstanding the foregoing, so
                                            long as at the
                                            time thereof and after giving pro
                                            forma effect thereto no default
                                            shall have occurred and be
                                            continuing or would result
                                            therefrom, the Borrower may pay
                                            cash dividends to Holdings to the
                                            extent necessary to allow Holdings
                                            to pay interest on the Notes when
                                            and as due.

Selected Financial Covenants:               (a) Maximum ratios of Total Debt
                                            to EBITDA, (b) minimum interest
                                            coverage ratios and (c) minimum
                                            fixed charge coverage ratios (with
                                            financial definitions to be agreed
                                            upon). Indicative covenant levels
                                            are included on Annex II attached
                                            hereto.

Events of Default:                          Usual and customary for facilities
                                            and transactions of this type to
                                            be agreed upon by the Borrower and
                                            the Agent (the agreement of the
                                            Borrower not to be unreasonably
                                            withheld), with grace periods and
                                            materiality thresholds to be
                                            agreed upon where appropriate,
                                            including, without limitation,
                                            nonpayment of principal or
                                            interest, violation of covenants,
                                            incorrectness of representations
                                            and warranties in any material
                                            respect, cross default and cross
                                            acceleration, bankruptcy, material
                                            judgments, ERISA, actual or
                                            asserted invalidity of guarantees
                                            or security documents and Change
                                            in Control (to be defined).

Voting: Amendments and waivers of the definitive credit documentation will require the approval of
                                            Lenders holding more than 50% of
                                            the aggregate amount of the loans
                                            and commitments under the
                                            Facilities, except that the
                                            consent of each Lender adversely
                                            affected thereby shall be required
                                            with respect to, among other
                                            things, (a) increases in the
                                            commitment of such Lender, (b)
                                            reductions of principal, interest
                                            or fees, (c) extensions of final
                                            maturity or scheduled amortization
                                            and (d) releases of guarantors or
                                            all or any substantial part of the
                                            Collateral (other than in
                                            connection with any sale of
                                            Collateral permitted by the
                                            definitive credit documentation).

Cost and Yield Protection:                  Usual for facilities and
                                            transactions of this type.

Assignments and Participations:             The Lenders will be permitted to
                                            assign loans and commitments to
                                            other Lenders (or their
                                            affiliates) without restriction,
                                            or to other financial institutions
                                            with the consent of the Borrower
                                            and the Agent, in each case not to
                                            be unreasonably withheld. Each
                                            assignment (except to other
                                            Lenders or their affiliates) will
                                            be in a minimum amount of
                                            $1,000,000. The Agent will receive
                                            a processing and recordation fee
                                            of $3,500, payable by the assignor
                                            and/or the assignee, with each
                                            assignment. Assignments will be by
                                            novation and will not be required
                                            to be pro rata among the
                                            Facilities.

                                            The Lenders will be permitted to
                                            participate loans and commitments
                                            without restriction to other
                                            financial institutions. Voting
                                            rights of participants shall be
                                            limited to matters in respect of
                                            (a) increases in commitments, (b)
                                            reductions of principal, interest
                                            or fees, (c) extensions of final
                                            maturity or scheduled amortization
                                            and (d) releases of guarantors or
                                            all or any substantial part of the
                                            Collateral (other than in
                                            connection with any sale or
                                            collateral permitted by the
                                            definitive credit documentation).
                                            Participants shall not be entitled
                                            to any increased costs in excess
                                            of that to which the selling
                                            Lender would be entitled.


Expenses and Indemnification:               The Borrower will indemnify the
                                            Arranger, the Agent and the other
                                            Lenders and hold them harmless
                                            from and against all costs,
                                            expenses (including reasonable
                                            fees, disbursements and other
                                            charges of one counsel in each
                                            relevant jurisdiction) and
                                            liabilities of the Arranger, the
                                            Agent and the other Lenders
                                            arising out of or relating to any
                                            claim or any litigation or other
                                            proceeding (regardless of whether
                                            the Arranger, the Agent or any
                                            other Lender is a party thereto
                                            but excluding any such claim,
                                            litigation or proceeding brought
                                            by a Lender against any other
                                            Lender (other than an agent or
                                            arranger in its capacity as such))
                                            that relates to the Transactions,
                                            including the financing
                                            contemplated hereby, the
                                            Recapitalization or any
                                            transactions connected therewith,
                                            provided that none of the
                                            Arranger, the Agent or any other
                                            Lender will be indemnified for any
                                            cost, expense or liability to the
                                            extent determined in the final
                                            judgment of a court of competent
                                            jurisdiction to have resulted from
                                            its gross negligence or willful
                                            misconduct. In addition, all
                                            reasonable out-of-pocket expenses
                                            of the Lenders for enforcement
                                            costs (including reasonable fees,
                                            disbursements and other charges of
                                            counsel) and documentary taxes
                                            associated with the Facilities are
                                            to be paid by the Borrower.

Governing Law and Forum:                    New York.

Counsel to Agent and Arranger:              Cravath, Swaine & Moore.

                                                                        ANNEX I
                                                                   to Exhibit A

Interest Rates:                             The interest rates under the
                                            Facilities will be as follows:

                                            Revolving Facility and Tranche A
                                            Facility

                                            At the Borrower's option, Adjusted
                                            LIBOR plus 3.25% or ABR plus
                                            2.25%.

                                            Tranche B Facility

                                            At the Borrower's option, Adjusted
                                            LIBOR plus 3.75% or ABR plus
                                            2.75%.

                                            All Facilities

                                            The Borrower may elect interest
                                            periods of 1, 2, 3 or 6 months
                                            (or, if agreed to by all the
                                            Lenders participating therein, 9
                                            or 12 months) for Adjusted LIBOR
                                            borrowings.

                                            Calculation of interest shall be
                                            on the basis of the actual days
                                            elapsed in a year of 360 days (or
                                            365 or 366 days, as the case may
                                            be, in the case of ABR loans based
                                            on the Prime Rate) and interest
                                            shall be payable at the end of
                                            each interest period and, in any
                                            event, at least every 3 months.

                                            ABR is the Alternate Base Rate,
                                            which is the higher of CSFB's
                                            Prime Rate and the Federal Funds
                                            Effective Rate plus 1/2 of 1%.

                                            Adjusted LIBOR will at all times
                                            include statutory reserves.

Letter of Credit Fee:                       A per annum fee equal to the
                                            spread over Adjusted LIBOR under
                                            the Revolving Facility will accrue
                                            on the aggregate face amount of
                                            outstanding letters of credit
                                            under the Revolving Facility,
                                            payable in arrears at the end of
                                            each quarter and upon the
                                            termination of the Revolving
                                            Facility, in each case for the
                                            actual number of days elapsed over
                                            a 360-
                                            day year. Such fees shall be
                                            distributed to the Lenders
                                            participating in the Revolving
                                            Facility pro rata in accordance
                                            with the amount of each such
                                            Lender's Revolving Facility
                                            commitment. In addition, the
                                            Borrower shall pay to the Issuing
                                            Bank, for its own account, (a) a
                                            fronting fee equal to a percentage
                                            per annum to be agreed upon of the
                                            aggregate face amount of
                                            outstanding letters of credit,
                                            payable in arrears at the end of
                                            each quarter and upon the
                                            termination of the Revolving
                                            Facility, calculated based upon
                                            the actual number of days elapsed
                                            over a 360-day year, and (b)
                                            customary issuance and
                                            administration fees.

Commitment Fees:                            0.50% per annum on the undrawn
                                            portion of the commitments in
                                            respect of the Facilities,
                                            commencing to accrue upon the
                                            execution and delivery of the
                                            Credit Agreement and payable
                                            quarterly in arrears thereafter
                                            and upon the termination of the
                                            commitments, calculated based on
                                            the number of days elapsed in a
                                            360-day year.

Changes in Interest Rates:                  After delivery of the Borrower's
                                            consolidated financial Atatements
                                            for the period ended December 31,
                                            2001, and so song as no default
                                            shall have occurred and be
                                            continuing, the lnterest rates
                                            under the Revolving Facility and
                                            the Tranche A iacility will be
                                            determined by reference to the
                                            Borrower's Fatio of (a) Total Debt
                                            as of the date of determination to
                                            rb) EBITDA for the period of four
                                            consecutive fiscal quarters (nded
                                            as of the date of determination,
                                            as set forth below:

-----------------------------------------------------------------------------------
        Ratio of Total Debt
             to EBITDA                        Adjusted LIBOR plus        ABR plus
-----------------------------------------------------------------------------------
     Greater than 2.50 to 1.00                       3.25%                 2.25%
-----------------------------------------------------------------------------------
    Less than or equal to 2.50
              to 1.00                                3.00%                 2.00%
-----------------------------------------------------------------------------------
    Less than or equal to 2.00                       2.75%                 1.75%
-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
              to 1.00
-----------------------------------------------------------------------------------
    Less than or equal to 1.50
              to 1.00                                2.50%                 1.50%
-----------------------------------------------------------------------------------

                                            The ratio of Total Debt to EBITDA
                                            shall be determined as at the last
                                            day of each fiscal quarter;
                                            changes in interest rates
                                            resulting from changes in such
                                            ratio shall become effective on
                                            the first day on which the
                                            financial statements covering the
                                            quarter-end date as of which such
                                            ratio is computed are delivered to
                                            the Agent.

Definitions:                                (A) "Total Debt" includes the
                                                drawn amount under the
                                                Facilities and any other debt
                                                held at the Borrower.

                                            (B) "Interest" includes interest
                                                 payments on Total Debt (as
                                                 defined above).

                                            (C) "Dividends" include any cash
                                                dividend declared or paid by
                                                the Borrower or any advances
                                                by the Borrower to Holdings.

                                            (D) "Fixed Charge Coverage Ratio"
                                                is defined as EBITDA (less
                                                capital expenditures less
                                                co-investments) divided by the
                                                sum of the Interest and
                                                Dividends paid by the
                                                Borrower.

                                                                       ANNEX II
                                                                   to Exhibit A

-------------------------------------------------------------------------------------------
                                          EBITDA/Interest and        Fixed Charge
                     Total Debt/EBITDA    Dividends                  Coverage Ratio
-------------------------------------------------------------------------------------------
6/30/01              3.5x                 2.5x                       1.75x
-------------------------------------------------------------------------------------------
9/30/01              3.5x                 2.5x                       1.75x
-------------------------------------------------------------------------------------------
12/31/01             3.25x                2.5x                       1.75x
-------------------------------------------------------------------------------------------
3/31/02              3.00x                2.75x                      2.00x
-------------------------------------------------------------------------------------------
6/30/02              3.00x                2.75x                      2.00x
-------------------------------------------------------------------------------------------
9/30/02              3.00x                3.00x                      2.00x
-------------------------------------------------------------------------------------------
12/31/02             2.75x                3.00x                      2.00x
-------------------------------------------------------------------------------------------
3/31/03              2.75x                3.00x                      2.25x
-------------------------------------------------------------------------------------------
6/30/03              2.75x                3.00x                      2.25x
-------------------------------------------------------------------------------------------
9/30/03              2.50x                3.00x                      2.25x
-------------------------------------------------------------------------------------------
12/31/03             2.50x                3.00x                      2.25x
-------------------------------------------------------------------------------------------
3/31/04              2.25x                3.25x                      2.50x
-------------------------------------------------------------------------------------------
6/30/04              2.25x                3.25x                      2.50x
-------------------------------------------------------------------------------------------
9/30/04              2.25x                3.25x                      2.50x
-------------------------------------------------------------------------------------------
12/31/04 and
thereafter           2.25x                3.25x                      2.50x
-------------------------------------------------------------------------------------------

                                                                      EXHIBIT B

                                Project Radio
                $500,000,000 Senior Secured Credit Facilities
                  Summary of Additional Conditions Precedent

         The initial borrowing under the Facilities shall be subject to the following additional conditions precedent:

         1. The Recapitalization shall be consummated simultaneously with the closing under the Facilities in accordance with applicable law and on substantially the terms described in the Term Sheet; the Merger Agreement and all other related documentation shall be reasonably satisfactory to the Lenders; the Cash Equity Contribution shall have been made; and the Lenders shall be reasonably satisfied with the capitalization, structure and equity ownership of the Borrower after giving effect to the Transactions.

         2. The Borrower shall have received not less than $75,000,000 in gross cash proceeds from the issuance of the Notes by Holdings in a private placement to one or more holders satisfactory to the Agent. The terms and conditions of the Notes (including but not limited to terms and conditions relating to the interest rate, fees, amortization, maturity, covenants, pay-in-kind provisions, events of default and remedies) shall be reasonably satisfactory in all respects to the Lenders. Without limiting the foregoing, the Notes shall provide that, at any time during which the Borrower's ability to pay cash dividends to Holdings is restricted under the terms of the Borrower's senior credit facilities, Holdings may, in lieu of paying interest on the Notes in cash and without causing a default thereunder, satisfy its obligation to pay interest on the Notes by issuing to the holders thereof additional Notes.

         3. The Borrower shall have repurchased all Existing Subordinated Notes tendered and not withdrawn pursuant to the Debt Tender Offer; if less than all the outstanding Existing Subordinated Notes shall have been tendered and so purchased, the Consent Solicitation shall have become effective, and the remaining outstanding aggregate principal amount of Existing Subordinated Notes (after any change in control offer required by the terms of the Indenture for the Existing Subordinated Notes has been consumated) shall be deducted from the aggregate amount of the Facilities (allocated among the Term Facilities in a manner to be agreed upon by the Agent and the Borrower). All principal, interest, fees and other amounts outstanding or due under the Existing Credit Agreement shall have been paid in full, the commitments thereunder terminated and all guarantees thereof and security therefor released, and the Agent shall have received reasonably satisfactory evidence thereof. After giving effect to the Transactions and the other transactions contemplated hereby, Holdings and its subsidiaries shall have outstanding no indebtedness or preferred stock other than (a) the loans and other extensions of credit under the Facilities, (b) the Notes, (c) the Existing Subordinated Notes that may remain outstanding,
(d) the Existing Seller Notes and (e) other limited indebtedness, including certain indebtedness to employees of the Borrower, to be agreed upon.

         4. The Lenders shall have received (a) audited consolidated balance sheets for the 1999 and 2000 fiscal years and related statements of income, stockholders' equity and cash flows of the Borrower for the 1998, 1999 and 2000 fiscal years and (b) unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of the Borrower for each subsequent fiscal quarter ended 45 days before the Closing Date, which financial statements shall not be materially inconsistent with the financial statements or forecasts previously provided to the Lenders.

         5. The Lenders shall have received a pro forma consolidated balance sheet of the Borrower as of the most recent balance sheet delivered pursuant to paragraph 4 above, after giving effect to the Transactions and the other transactions contemplated hereby, which balance sheet shall not be materially inconsistent with the forecasts previously provided to the Lenders.

         6. The Lenders shall be reasonably satisfied as to the amount and nature of any environmental and employee health and safety exposures to which the Borrower and its subsidiaries may be subject after giving effect to the Transactions, and with the plans of the Borrower or such subsidiaries with respect thereto.

         7. The Lenders shall be satisfied as to the solvency of the Borrower and its subsidiaries on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby.

         8. All requisite governmental authorities and third parties shall have approved or consented to the Transactions and the other transactions contemplated hereby to the extent the failure to obtain the same could, individually or in the aggregate, reasonably be expected to restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated hereby, and there shall be no litigation, governmental, administrative or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose materially burdensome conditions on the Transactions or the other transactions contemplated hereby.

                                                                      EXHIBIT C

                          Sources and Uses of Funds
                          (as of December 31, 2000)
                           (in millions of dollars)
                        (all figures are approximate)

SOURCES OF FUNDS                                 USES OF FUNDS
----------------                                 -------------
Cash on Hand                        $20.9        Merger Consideration             $348.7

Revolving Facility1/                  0.0        Refinance Existing Debt           292.7

Tranche A Facility2/                150.0        Transaction Costs                  40.3

Tranche B Facility2/                250.0        Existing Seller Notes              21.2

16% Senior Notes                     75.0        Cash at Closing                    49.3
                                                                                    ----
Existing Seller Notes                21.2

Cash Equity Contribution3/           98.8

Management and Employee
Equity Contribution3/                24.7

Rollover Equity3/                   111.6
                                    -----

TOTAL SOURCES                     $ 752.2        TOTAL USES                       $752.2
                                    =====                                          =====

                                                                      EXHIBIT B

         1/ The Revolving Facility has a total capacity of $100,000,000. The Revolving Facility can be used to fund any increases in working capital relative to December 31, 2000.

         2/ The amount of the gross cash proceeds from the Term Facilities may be reduced, in a ratio to be agreed upon, by up to the amount of Existing Subordinated Notes not tendered in the Debt Tender Offer.

         3/ The Investors will contribute additional cash, if necessary, to ensure that the total equity is not less than $235,000,000.

Exhibit F




February 23, 2001






Blum CB Holding Corp.
c/o RCBA Strategic Partners, L.P.
909 Montgomery Street
San Francisco, CA  94133


Attention:  Mr. Claus Moller


Dear Sir:

               We understand that RCBA Strategic Partners, L.P. (the "Sponsor"), and certain other investors (together, the "Investor Group") through a newly formed affiliated entity ("Blum CB Holding Corp." or "Holdings") and a newly formed subsidiary of Holdings ("Merger Sub") intend to acquire all of the equity securities of CB Richard Ellis Services, Inc. (the "Company") pursuant to an agreement and plan of merger (the "Merger Agreement") by and among Holdings, Merger Sub and the Company. Pursuant to the Merger Agreement, Merger Sub will merge (the "Merger") with and into the Company, with the Company being the surviving corporation in the Merger. We further understand that the existing stockholders of the Company will receive aggregate merger consideration of approximately $348.7 million (consisting of cash and/or "rollover" equity). In addition, (i) the Company will repay all amounts outstanding under, and will terminate, its existing credit agreement dated as of May 20, 1998 (the "Existing Credit Agreement"), with Bank of America, N.A. and a syndicate of lenders, (ii) the Company will make a tender offer to repurchase (the "Debt Tender Offer") 100% of its outstanding 8-7/8% senior subordinated notes due 2006 (the "Existing Subordinated Notes" and, together with the Existing Credit Agreement, the "Existing Debt") and will seek the consent of the holders thereof to amend the indenture relating thereto to remove the significant covenants and restrictions contained therein (the "Consent Solicitation"), and (iii) certain long-term debt of the Company's subsidiaries in an aggregate amount of approximately $21.2 million related to various financings will remain outstanding. The transactions contemplated by the Merger Agreement, the Debt Tender Offer and the Consent Solicitation are referred to herein as the "Transaction."

               The financing described herein will be provided for the purpose of paying a portion of the consideration payable in the Transaction. You have advised us that the aggregate purchase price, including the purchase of the equity securities of the Company held by the stockholders other than the Investor Group, the rollover by the Investor Group of existing equity, the refinancing or assumption of the Existing Debt of the Company, the pre-funding of approximately $49.3 million of cash of the Company (to be partially funded using $20.9 million of cash on hand), and fees and expenses will be approximately $752.2 million (the "Transaction Price") and that the Transaction (including such refinancing) will be financed in part with $400.0 million of borrowings under a $500.0 million credit facility (the "Credit Facilities"). We further understand that in connection with the Merger (a) the Investor Group will contribute an aggregate amount of total equity (in the form of cash or rollover equity) of not less than $235 million (such amount not to include the proceeds of the senior note financing described herein), with not less than $98.8 million of such amount being in the form of new common equity contributed in cash by the Investor Group and certain employees and members of management of the Company to Holdings as common equity, (b) Holdings will contribute the amount of cash common equity so received to Merger Sub as common equity in exchange for the issuance to Holdings of all the common stock of Merger Sub and
(c) Holdings will issue the senior notes described herein and will contribute the proceeds thereof to Merger Sub as cash common equity. The Investor Group will own 100% of the outstanding common stock (the "Common Equity Securities") of Holdings (on a fully diluted basis, before giving effect to investment opportunities made available to the Company's management and the common stock discussed below). It is also understood that Holdings will own 100% of the stock of Merger Sub.

               Subject to the terms and conditions set forth herein, DLJ Investment Funding, Inc. on behalf of itself and its investment affiliates (collectively, the "Buyer"), hereby commits to purchase, on the closing date of the Transaction (the "Closing Date"), up to $75.0 million of senior notes of Holdings (the "Notes") with common stock representing 3.0% of the shares of Holding's Common Equity Securities (the "Buyer Common Stock" and, together with the Notes, the "Securities") on a fully diluted basis after giving effect to management options. The terms of the Securities are described in Exhibit A hereto. The purchase by the Buyer of the Securities is hereinafter referred to as the "Buyer Investment". It is understood that the proceeds from the Buyer Investment will be used solely to fund a portion of the Transaction. Any shortfall in capital required to consummate the Transaction shall be financed with an additional equity contribution by the Investor Group, and an amount equal to the principal amount of Existing Subordinated Notes that remain outstanding following the Debt Tender Offer and any change of control offer with respect to the Existing Subordinated Notes, if necessary, will reduce the term portion of the Credit Facilities.

               This commitment letter ("Commitment Letter"), and the Buyer's obligations hereunder, are subject to the prior satisfaction (unless waived in writing by the Buyer) of each of the following conditions: (i) the negotiation, execution and delivery of definitive agreements and other documents acceptable to the Buyer and its counsel with respect to the Buyer Investment, including, without limitation, (a) a securities purchase agreement for the purchase by the Buyer of the Securities (the "Buyer Purchase Agreement(s)"), (b) an agreement providing for contractual anti-dilution protection for the Buyer Common Stock,
(c) an indenture specifying the terms of the Notes and (d) such other agreements and documents as are necessary or customary in connection with transactions similar to the Buyer Investment; (ii) the consummation (simultaneously with the consummation of the Buyer Investment) by the Investor Group or their affiliates of the purchase of the Common Equity Securities held by stockholders other than the Investor Group for an aggregate purchase price of not less than $235.0 million, of which not less than $98.8 million will be in the form of new common equity contributed in cash by the Investor Group at the closing of the Transaction and certain employees and members of management of the Company to Holdings as common equity (collectively, the "Other Investments"); (iii) the consummation by the Company, pursuant to definitive agreements and other documents reasonably acceptable to the Buyer and its counsel, of the funding of the Credit Facilities which, when aggregated with the proceeds of the Buyer Investment, the Other Investments and cash on hand, shall be sufficient to pay the Transaction Price and shall include sufficient unused lines of credit to support the operations of the Company (it being understood that the Credit Facilities as described in the commitment letter with respect thereto, dated the date hereof, shall be deemed to satisfy such obligation regarding sufficient unused lines of credit after giving effect to the Transaction); (iv) there not having occurred any event, change or condition that has had or could reasonably be expected to have a material adverse effect on the business, assets, operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, since December 31, 1999; (v) the Merger shall be consummated simultaneously with the closing of the sale of the Securities to the Buyer in accordance with applicable law and on substantially the terms described herein; (vi) the Merger Agreement and all other related documentation shall be reasonably satisfactory to the Buyer; (vii) the Other Investments shall have been made; (viii) the Buyer shall be reasonably satisfied with the capitalization, structure and equity ownership of Holdings after giving effect to the Transaction; and (ix) Buyer's not having discovered or otherwise become aware of any information not previously disclosed to Buyer or not in the public domain that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information, taken as a whole, provided to us prior to the date hereof, of the business, assets, liabilities, operations or condition (financial and otherwise) of the Company and its subsidiaries, taken as a whole.

               This Commitment Letter may not be assigned by any party hereto without the prior written consent of DLJ Investment Funding, Inc. and/or one or more of its investment affiliates, and any attempted assignment shall be null and void and of no force or effect, except that the Buyer may assign its commitment hereunder to any affiliate of the Buyer. This Commitment Letter may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by the Buyer and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. In consideration of delivery of this Commitment Letter, Holdings agrees to the indemnification and other obligations set forth in Schedule I attached hereto, which Schedule is an integral part hereof. This Commitment Letter is intended to be solely for the benefit of the parties hereto and is not intended to confer, and shall not be deemed to confer, any benefits upon, or create any rights in or in favor of, any person other than the parties hereto and the Indemnified Persons (as defined in Schedule I). This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York.

               As additional consideration for the delivery of this Commitment Letter, Holdings agrees that should it consummate the Transaction or any similar transaction in which the Sponsor or one of its affiliates directly or indirectly acquires all or substantially all of the capital stock or assets of the Company (any such transaction, an "Alternate Transaction") within one year from the date hereof and Buyer has not been given an opportunity to purchase the Securities on terms no less favorable to Buyer than those outlined in the Commitment Letter in connection with the Transaction or the Alternate Transaction, as the case may be, Holdings will issue or cause its affiliate to issue to Buyer on the Closing Date or closing date of the Alternate Transaction common stock (the "Commitment Fee") representing 1.0% of the Holdings Common Equity Securities (or the appropriate holding company of the Alternate Transaction) on terms no less favorable to Buyer than those described in Exhibit A.

               This Commitment Letter shall be treated as confidential and is being provided to Holdings and the Sponsor solely in connection with the Transaction and may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Buyer. Notwithstanding the foregoing, this Commitment Letter and the attached term sheet (but not Schedule
I) (i) may be shown to the Board of Directors of the Company and their financial advisors; provided that such parties agree to treat this Commitment Letter as confidential and (ii) may be filed in any public filing relating to the Merger.

               The obligations of the Buyer under this Commitment Letter shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Buyer Investment contemplated herein upon the execution and delivery thereof. The force, effect and provisions of this Commitment Letter shall automatically terminate on the earliest of: (i) 5:00 p.m., New York City time, on February 28, 2001 if this Commitment Letter has not been entered into by such date; (ii) the termination of any Agreements entered into in accordance with clause (v) of the second paragraph of this Commitment Letter; or (iii) the failure to consummate the Transaction by July 20, 2001, unless Buyer shall agree to an extension.

               Please indicate your acceptance of the terms hereof by signing in the appropriate space below:

                                            Very truly yours,

                                            DLJ INVESTMENT FUNDING, INC.


                                            By:
                                                 -------------------------------
                                                 Paul Thompson III
                                                 Managing Director


Accepted and Agreed to as
of the date first above written:

BLUM CB HOLDING CORP.


By:
      -----------------------------
      Name:
      Title:

--------------------------------------------------------------------------------
  CUSIP No. 12489L108                  13D                        Page 9 of 47
--------------------------------------------------------------------------------

                                   SCHEDULE I


               This Schedule I is a part of and is incorporated into the Commitment Letter dated February 23, 2001 by and between the DLJ Investment Funding, Inc. ("DLJIF") and Blum CB Holding Corp. ("Holdings").

               Holdings will indemnify and hold harmless DLJIF and its affiliates, and the respective directors, officers, agents and employees of DLJIF and its affiliates (DLJIF and each such entity or person, an "Indemnified Person"), from and against any actual losses, claims, damages, judgments, liabilities and expenses (collectively "Liabilities"), and will reimburse each Indemnified Person upon demand for all reasonable fees and expenses (including the reasonable fees and expenses of counsel) (collectively, "Expenses") as they are incurred in investigating or defending any claim, action, proceeding or investigation, whether or not in connection with pending or threatened litigation and whether or not any Indemnified Person is a party (collectively, "Action(s)"), arising out of or in connection with the Commitment Letter to which this Schedule I is attached (the "Commitment Letter") or the transactions contemplated thereby or any Indemnified Person's actions or inactions in connection with the Commitment Letter or any such transactions; provided that Holdings will not be responsible for any Liabilities or Expenses of any Indemnified Person that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted primarily from such Indemnified Person's willful breach of the Commitment Letter or gross negligence or willful misconduct in connection with any of the actions or inactions referred to above.

               Upon receipt by an Indemnified Person of actual notice of an Action against such Indemnified Person with respect to which indemnity may be sought under this Commitment Letter, such Indemnified Person shall promptly notify Holdings in writing; provided that failure to notify Holdings shall not relieve Holdings from any liability which Holdings may have on account of this indemnity or otherwise, except to the extent Holdings shall have been materially prejudiced by such failure. Holdings will be entitled to participate in the proceedings relating to any Action and, if it so elects, upon prior written notice to such Indemnified Person, to (at Holdings' expense) assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Person; provided that any Indemnified Person shall have the right to employ separate counsel in any such action and assume the defense thereof if: (i) Holdings has failed promptly to assume the defense and employ counsel or (ii) the named parties to any such Action (including any impleaded parties) include such Indemnified Person and Holdings, and such Indemnified Person shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or in addition to those available to Holdings; provided that Holdings shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any Action in the same jurisdiction, in addition to one local counsel in each relevant jurisdiction. Holdings shall not be liable for any settlement or compromise of any Action effected without its written consent (which consent shall not be unreasonably withheld). In addition, Holdings will not, without prior written consent of DLJIF (which consent shall not be unreasonably withheld), settle, compromise or consent to the entry of any judgment in or otherwise seek to terminate any pending or threatened Action in respect of which indemnification may be sought hereunder (whether or not any Indemnified

Person is a party thereto) unless such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Person from all Liabilities arising out of such Action.

               Holdings also agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Holdings for or in connection with the Commitment Letter or the transactions contemplated thereby or any Indemnified Person's actions or inactions in connection with any such Commitment Letter or transactions except for Liabilities (and related Expenses) of Holdings that are determined by a judgment of a court of competent jurisdiction which is no longer subject to appeal or further review to have resulted solely from such Indemnified Person's willful breach of the Commitment Letter or gross negligence or willful misconduct in connection with any of the actions or inactions referred to above.

               The reimbursement, indemnity and contribution obligations of Holdings set forth herein shall apply to any modification of the Commitment Letter to which this Schedule I is attached and shall remain in full force and effect regardless of any termination of DLJIF's obligations under the Commitment Letter.


SENIOR NOTES WITH COMMON STOCK


---------------------------------------------------------------------------------------------
ISSUER:                           Holdings.

PURCHASER:                        DLJ Investment Funding Inc. ("DLJIF") and its designated
                                  affiliates.

SECURITIES OFFERED:               16.0% Senior Notes (the "Notes").

AMOUNT:                           $75.0 million aggregate principal amount.

MATURITY DATE:                    10 years.

INTEREST RATE:                    Interest will accrue on the Notes at a rate of 16.0% per
                                  annum and be payable quarterly in cash in arrears;
                                  provided that (i) until the fifth anniversary of the
                                  issuance of the Notes, interest in excess of 12% per
                                  annum may, at the option of Holdings, be paid in kind and
                                  (ii) to the extent the Company's ability to pay cash
                                  dividends to Holdings is at such time restricted by the
                                  terms of the Company's senior credit facilities, interest
                                  may, at the option of Holdings, be paid in kind, i.e. by
                                  adding such excess to the principal amount of Notes.

RANKING:                          The Notes will be senior to all current and future
                                  indebtedness of Holdings.

---------------------------------------------------------------------------------------------
OPTIONAL REDEMPTION:              The Notes will be redeemable, in whole or in part, at any
                                  time or from time to time upon not less than 30 nor more
                                  than 60 days' notice, at the option of Holdings at the
                                  following redemption prices (expressed as a percentage of
                                  the principal amount thereof) if redeemed during the
                                  twelve-month period commencing April 1 of the year set
                                  forth below, plus, in each case, accrued and unpaid
                                  interest thereon:

                                  Year                                         Percentage

                                  2001.................................................116.0%
                                  2002.................................................112.8%
                                  2003.................................................109.6%
                                  2004.................................................106.4%
                                  2005.................................................103.2%
                                  2006 and thereafter..................................100.0%

SINKING FUND:                     No mandatory Sinking Fund payment for the Notes.

CHANGE OF CONTROL PUT:            In the event of a Change of Control (as defined),
                                  Holdings is obligated to make an offer to
                                  purchase all outstanding Notes at a redemption
                                  price of 101% on any repurchase date, plus
                                  accrued interest.

CONDITIONS PRECEDENT:             Usual and customary including satisfaction of conditions
                                  set forth in the Commitment Letter.

COVENANTS:                        Will include covenants in form and substance customary
                                  for high yield issues, with exceptions and baskets to be
                                  agreed upon (subject to carve-outs to be agreed upon
                                  related to investments by L.J. Melody and for
                                  indebtedness incurred by L.J. Melody, as well as
                                  investments by Holdings and its subsidiaries in real
                                  estate funds (including U.S. and foreign joint ventures)
                                  and the incurrence of non-recourse debt) including,
                                  without limitation:

                                  Limitation on Restricted Payments
                                  Limitation on Indebtedness and Issuance of Subsidiary
                                     Preferred Stock
                                  Limitation on Consolidation or Merger
                                  Limitation on Transactions with Affiliates
                                  Limitation on Liens
                                  Limitation on Dividend and Other Payment Restrictions
                                     Affecting Subsidiaries

                                  Limitation on Issuance of Shares of Subsidiaries
                                  Limitation on Disposition of Assets

REGISTRATION RIGHTS:              The holders of the Notes will have one demand
                                  registration right three months following the first day
                                  on which Holdings shall have any outstanding public debt
                                  or equity securities (other than any debt or equity
                                  outstanding at the closing of the Transaction) but prior
                                  to the time when all of the Notes are freely transferable
                                  pursuant to the exemption from registration provided by
                                  Rule 144 under the Securities Act of 1933, as amended, on
                                  terms, conditions and exceptions to be finalized.

MODIFICATION OF INDENTURE:        Modifications and changes of the Indenture for the Notes
                                  may be made with the consent of a majority in principal
                                  amount of the holders of the Notes then outstanding
                                  except that without consent of each holder of Notes
                                  affected, no modification or change may change the
                                  maturity of the Notes or the optional redemption
                                  provisions, the provisions relating to any required offer
                                  to purchase (including the related definitions), reduce
                                  the principal amount of the Notes or the rate of
                                  interest, affect the time for payment or the place or
                                  currency of payment of the principal or interest on the
                                  Notes or in any other way reduce the percentage of
                                  holders necessary to modify the Indenture.

REPORTS TO HOLDERS:               Holdings will provide holders of the Notes with such
                                  monthly, quarterly and annual consolidated financial
                                  reports as Holdings is required to provide to the Senior
                                  Lenders, if any.  At such time as  Holdings is no longer
                                  required to provide financial reports to the Senior
                                  Lenders and is not subject to the annual and quarterly
                                  reporting requirements of the Securities Exchange Act of
                                  1934, as amended, Holdings will provide holders of the
                                  Notes with such annual and quarterly consolidated
                                  financial reports as it would be required to file with
                                  the Securities and Exchange Commission if it were then
                                  subject to such requirements.

COMMITMENT FEE:                   Common Stock representing 1.0% of the fully diluted
                                  ownership of Holdings after giving full effect to all
                                  management equity and options and equity and warrants
                                  granted to other financing sources (with the exception of
                                  the Takedown Fee).  The Commitment Fee shall be earned
                                  upon execution of the Commitment Letter and issued upon
                                  the earlier of the closing of the Transaction and the
                                  closing of any similar transaction by the Sponsor or any
                                  of its affiliates.

TAKEDOWN FEE:                     Common Stock representing 2.0% of the fully diluted
                                  ownership of Holdings after giving full effect to all
                                  management equity and options and equity and warrants
                                  granted to other financing sources (with the exception of
                                  the Commitment Fee).  The Common Stock representing the
                                  Takedown Fee shall be issued at closing of the
                                  Transaction.

TRANSACTION FEE:                  3.5% of the gross proceeds of the Notes purchased by
                                  DLJIF, payable to DLJIF, in cash, upon such purchase
                                  (such transaction fee to be shared by DLJIF and Credit
                                  Suisse First Boston as they may mutually agree).

BOARD OBSERVER                    The holders of a majority in aggregate principal amount of the Notes shall be entitled to designate one non-voting
                                  representative to attend meetings of the board of directors of Holdings.

OTHER FEES AND                    Out-of-pocket reasonable fees and expenses of DLJIF in
EXPENSES:                         connection with the purchase of the Notes (including
                                  reasonable fees and expenses of counsel) will be paid by
                                  Holdings upon the earlier of the closing of the
                                  Transaction and the closing of any similar transaction by
                                  the Sponsor or any of its affiliates.

COMMON STOCK


---------------------------------------------------------------------------------------------
ISSUER:                           Holdings.

NUMBER OF SHARES:                 Common Stock representing 3.0% (including the Commitment
                                  Fee and the Takedown Fee) of the fully diluted ownership
                                  of Holdings after giving full effect to all management
                                  equity and options and equity and warrants granted to
                                  other financing sources.

ANTI-DILUTION:                    The Buyer Common Stock will be entitled to anti-dilution
                                  provisions customary for comparable size issues of
                                  warrants, including, but not limited to, adjustments for
                                  sales of equity below fair market value.

GOVERNANCE:                       A shareholders' agreement containing satisfactory terms
                                  and conditions including, without limitation, customary
                                  provisions relating to transfer restrictions, drag-along
                                  rights, tag-along rights and preemptive rights will be
                                  signed by the significant shareholders of Holdings (it
                                  being understood that a shareholders agreement on terms
                                  similar to the draft dated February 1, 2001, with such
                                  exceptions as may be mutually agreed, shall be deemed to
                                  contain satisfactory terms and conditions).

BOARD OBSERVER:                   The holders of a majority of the Buyer Common Stock shall
                                  be entitled to designate one non-voting representative to
                                  attend meetings of the board of directors of Holdings.

REGISTRATION RIGHTS:              The Buyer Common Stock will have one demand registration
                                  right following the expiration of any applicable lock-up
                                  period relating to the initial underwritten public
                                  offering of common stock by Holdings (other than the
                                  offering of common stock to employees of the Company
                                  pursuant to the registration statement on Form S-1 filed
                                  in connection with the Merger), and unlimited piggyback
                                  registration rights with respect to equity registrations
                                  by Holdings, all on terms and conditions and exceptions
                                  to be finalized.

Exhibit G

                         CB RICHARD ELLIS SERVICES, INC.
                    200 NORTH SEPULVEDA BOULEVARD, SUITE 300
                            EL SEGUNDO, CA 90245-4380

                                DECEMBER 15, 2000




BLUM Capital Partners, L.P.      FS Equity Partners III, L.P.            Raymond E. Wirta Services, Inc.
909 Montgomery Street            FS Equity Partners International, L.P.  CB Richard Ellis da Blvd.
Suite 400                        11100 Santa Monica Blvd.,               200 North Sepulve
San Francisco, CA  94133         Suite 1900                              Suite 300
Attn:  Murray A. Indick,         Los Angeles, CA  90025                  El Segundo, CA  90245-4380
       General Counsel           Attn:  Frederick Simmons


W. Brett White                   Frederic V. Malek                       The Koll Holding Company
CB Richard Ellis Services, Inc.  Thayer Capital Partners                 4343 Von Karman Avenue
200 North Sepulveda Blvd.        1455 Pennsylvania Avenue, N.W.          Newport Beach, CA  92660
Suite 300                        Suite 350
El Segundo, CA  90245-4380       Washington, D.C.  20004


                            CONFIDENTIALITY AGREEMENT

Dear Sirs:

In connection with your interest in the acquisition (the "Transaction") of all of the common stock (other than the common stock owned by you or other members of the Bidding Group, as defined below), of CB Richard Ellis Services, Inc. (the "Company") by the Bidding Group, you have previously received certain information from the Company and have requested that we or our representatives furnish you or your representatives with certain additional information relating to the Company or the Transaction. All such information (whether written or oral) furnished (whether before or after the date hereof) by us or our directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys and accountants) or agents (collectively, "our Representatives") to you or your directors, officers, employees, partners, members, affiliates, representatives (including, without limitation, financial advisors, attorneys and accountants) or agents or your potential sources of financing for the Transaction (collectively, "your Representatives") and all analyses, compilations, forecasts, studies or other documents prepared by you or your Representatives (collectively, your "Work Product") in connection with your or their review of, or your interest in, the Transaction to the extent such documents contain or reflect any such information is hereinafter referred to as the "Information". The term Information will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by you or your Representatives or (ii) is or becomes available to you on a nonconfidential basis from a source (other than us or our Representatives) which, to the best of your knowledge after due inquiry, is not prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation to us. The term

"Bidding Group" means the "Reporting Persons" and the "Other Parties" as those terms are defined in Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 13, 2000 by BLUM Capital Partners, L.P. ("BLUM") and certain of its affiliates (the "13D").

Accordingly, we and each of you severally and not jointly agree that:

               1. You and your Representatives (i) will keep the Information confidential to the extent set forth herein and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without our prior written consent, disclose any Information in any manner whatsoever, and (ii) will not use any Information other than in connection with the Transaction or to the extent you or any of your Representatives are directors or officers of the Company in connection with your or their role as such; provided, however, that you may reveal the Information to your Representatives (a) who need to know the Information for the purpose of evaluating the Transaction, (b) who are informed by you of the confidential nature of the Information and (c) who agree to act in accordance with the terms of this letter agreement and, provided further, you may reveal the Information to other members of the Bidding Group who are parties to this Agreement. You will exercise all reasonable efforts to cause your Representatives to observe the terms of this letter agreement, and you will be responsible for any breach of this letter agreement by any of your Representatives.

               2. Except as permitted by paragraph 1 above, you and your Representatives will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without our prior written consent, disclose to any person the fact that the Information exists or has been made available, or any term, condition or other fact relating to the Transaction or such discussions or negotiations, including, without limitation, the status thereof.

               3. In the event that you or any of your Representatives are requested pursuant to, or required by, applicable law, regulation or legal process to disclose any of the Information, you will notify us promptly so that we may seek a protective order or other appropriate remedy or, in our sole discretion, waive compliance with the terms of this letter agreement. In the event that no such protective order or other remedy is obtained, or that the Company does not waive compliance with the terms of this letter agreement, you will furnish only that portion of the Information which you are advised by counsel is legally required and will exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Information.

               4. If you determine not to proceed with the Transaction, you will promptly inform our Representative, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), of that decision and, in that case, and at any time upon the request of the Company or any of our Representatives, you will either (i) promptly destroy all copies of the written Information in your or your Representatives' possession (excluding your Work Product, which you may choose to keep, which will continue to be subject to the terms of this Agreement) and confirm such destruction to us in writing, or (ii) promptly deliver to the Company at your own expense all copies of the written Information in your or your Representatives' possession (excluding your Work Product, which you may choose to keep, which will continue to be subject to the terms of this Agreement). Any oral Information will continue to be subject to the terms of this letter agreement.

               5. You acknowledge that neither we, nor Morgan Stanley or its affiliates, nor our other Representatives, nor any of our or their respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended, makes any express or implied representation or warranty as to the accuracy or completeness of the Information, and you agree that no such person will have any liability relating to the Information or for any errors therein or omissions therefrom, except to the extent provided in any definitive agreement with respect to the Transaction. You further agree that you are not entitled to rely on the accuracy or completeness of the Information and that you will be entitled to rely solely on such representations and warranties as may be included in any definitive agreement with respect to the Transaction, subject to such limitations and restrictions as may be contained therein.

               6. You are aware, and you will advise your Representatives who are informed of the matters that are the subject of this letter agreement, of the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

               7. You agree that, during the Standstill Period (as defined below), neither you nor any of your affiliates will, without the prior written consent of the Company or its Board of Directors: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof (other than pursuant to the exercise of options or warrants presently outstanding and disclosed in your filings on
Schedule 13D), or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are used in the rules of the Securities Exchange Commission) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company; (iii) other than the proposal contained in your letter of November 10, 2000, as amended through the date hereof, make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets; (iv) other than as set forth in your filings on Schedule 13D with respect to the Company as of the date hereof, form, join or in any way participate in a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing; or
(v) request the Company or any of our Representatives, directly or indirectly, to amend or waive any provision of this paragraph. You will promptly advise the Company of any inquiry or proposal made to you with respect to any of the foregoing. The term "Standstill Period" shall mean the period of time that begins on the date of this letter agreement and ends four months after the date of this Letter Agreement; provided, however, if, during such four month period the Company enters into a definitive agreement providing for a sale of all or substantially all assets, merger, recapitalization or other extraordinary transaction with respect to the Company, the Standstill Period shall be extended to include the period that ends on the earlier of (x) the nine month anniversary of the date of such definitive agreement or (y) the termination of such definitive agreement; provided, further, that if the Company's Board of Directors determines, and makes a public announcement to the effect, that the Company will remain independent and is not evaluating any sale of all or substantially all assets, merger, recapitalization or other extraordinary transaction, the Standstill Period will then terminate. For purposes of this paragraph 7, a company in which BLUM, FS Equity Partners III, L.P. or FS Equity Partners International L.P. (or another investment fund that is affiliated with them, as applicable) has made a minority equity investment will be considered an affiliate of BLUM, FS Equity Partners III, L.P. or FS Equity Partners International L.P., as applicable, only if such party (and/or another investment fund affiliated with such party) has the ability to cause such company to comply with the provisions of this paragraph 7.

               8. You agree that, for a period of two years from the date of this letter agreement, you will not, directly or indirectly, solicit for employment or hire any employee of the Company or any of its subsidiaries with whom you have had contact or who became known to you in connection with your consideration of the Transaction; provided, however, that the foregoing provision will not prevent you from employing any such person who contacts you on his or her own initiative without any direct or indirect solicitation (other than a general, non-directed advertising for employment) by or encouragement from you.

               9. You agree that all (i) communications regarding the Transaction, (ii) requests for additional information, facility tours or management meetings, and (iii) discussions or questions regarding procedures with respect to the Transaction, will be first submitted or directed to Morgan Stanley and not to the Company. You acknowledge and agree that (a) we and our Representatives are free to conduct the process leading up to a possible Transaction as we and our Representatives, in our sole discretion, determine (including, without limitation, by negotiating with any prospective buyer and entering into a preliminary or definitive agreement without prior notice to you or any other person) and (b) we reserve the right, in our sole discretion, to change the procedures relating to our consideration of the Transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction, and to terminate discussions and negotiations with you at any time and for any reason. You and we agree that unless and until a written definitive agreement concerning the Transaction has been executed, neither we nor any of our Representatives will have any liability to you and neither you nor any of your Representatives will have any liability to us with respect to the Transaction, whether by virtue of this letter agreement, any other written or oral expression with respect to the Transaction or otherwise.

               10. You acknowledge that remedies at law may be inadequate to protect us against any actual or threatened breach of this letter agreement by you or by your Representatives, and, without prejudice to any other rights and remedies otherwise available to us, you agree to the granting of injunctive relief in our favor without proof of actual damages. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines in a final, nonappealable order that this letter agreement has been breached by you or by your Representatives, then you will reimburse the Company for its costs and expenses (including, without limitation, legal fees and expenses) incurred in connection with all such litigation.

               11. You and we agree that no failure or delay by you or us in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

               12. This letter agreement will be governed by and construed in accordance with the laws of the State of California applicable to contracts between residents of that State and executed in and to be performed in that State.

               13. This letter agreement contains the entire agreement between you and us concerning the confidentiality of the Information, and no modifications of this letter agreement or waiver of the terms and conditions hereof will be binding upon you or us, unless approved in writing by each of you and us.

               14. This letter agreement shall terminate and be of no further force and effect on the date that is the second anniversary of the date hereof.

               15. Each of you that is a signatory hereto shall be responsible for any breach of this Agreement by you or any of your Representatives but not by any other party.

Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

                                          Very truly yours,

                                          CB RICHARD ELLIS SERVICES, INC.



                                          By:
                                          Name:
                                          Title:

Accepted and Agreed as of the date first written above:

BLUM CAPITAL PARTNERS, L.P.

By:
Name:
Title:



FS EQUITY PARTNERS III, L.P.

By:
Name:
Title:



FS EQUITY PARTNERS INTERNATIONAL, L.P.

By:
Name:
Title:




Raymond E. Wirta




W. Brett White




Frederic V. Malek



THE KOLL HOLDING COMPANY

By:
Name:
Title:

                         CB RICHARD ELLIS SERVICES, INC.
                    200 NORTH SEPULVEDA BOULEVARD, SUITE 300
                            EL SEGUNDO, CA 90245-4380

                                FEBRUARY 20, 2001


-----------------------------------------------------------------------------------------------------------
BLUM Capital Partners,            FE Equity Partners III, L.P.             Raymond E. Wirta
L.P.909 Montgomery Street         FS Equity Partners International, L.P.   CB Richard Ellis Services, Inc.
Suite 400                         11100 Santa Monica Blvd.,                200 North Sepulveda Blvd.
San Francisco, CA 94133           Suite 1900                               Suite 300
Attn:  Murray A. Indick,          Los Angeles, CA 90025                    El Segundo, CA 90245-4380
       General Counsel            Attn: Frederick Simmons
-----------------------------------------------------------------------------------------------------------
W. Brett White                    Frederic V. Malek                        The Koll Holding Company
CB Richard Ellis Services, Inc.   Thayer Capital Partners                  43343 Von Karman Avenue
200 North Sepulveda Blvd.         1455 Pennsylvania Avenue, N.W.,          Newport Beach, CA  92660
Suite 300                         Suite 350
El Segundo, CA  90245-4380        Washington, D.C.  20004
-----------------------------------------------------------------------------------------------------------


                     AMENDMENT TO CONFIDENTIALITY AGREEMENT
Dear Sirs:
               We are parties to a Confidentiality Agreement dated December 15, 2000 (the "Confidentiality Agreement") entered into in connection with your interest in a Transaction (as defined in the Confidentiality Agreement). Concurrent with the execution of this letter, CB Richard Ellis Services, Inc. is entering into an Agreement and Plan of Merger (the "Merger Agreement") with certain affiliates of members of the Bidding Group (as defined in the Confidentiality Agreement). We and you agree that the Confidentiality Agreement is hereby amended to provide that: (A) if the Merger Agreement is terminated by Acquiror pursuant to Section 10.1(e) of the Merger Agreement or by the Company pursuant to Section 10.1(c)(ii) of the Merger Agreement in connection with the Company entering into a binding agreement (is "Alternative Agreement") concerning another Acquisition Proposal (or defined in the Confidentiality Agreement), the Standstill Period (as defined in the Confidentiality Agreement) shall include the period of time that begins on the date of such termination and ends on the earlier of (i) the nine month anniversary of the date of such termination and (ii) the date of the termination or abandonment of the Alternative Agreement and (B) holding and Acquiror or their agents shall have the right to solicit from the Company Stockholders (or decided in the Merger Agreement) in favor of adoption of the Merger Agreement and the transactions contemplated thereby.

                                               Very truly yours,

                                               CB Richard Ellis Services, Inc.


                                               By:
                                                  ------------------------------
                                               Name:
                                                    ----------------------------
                                               Title:
                                                     ---------------------------
Agreed to as of the date hereof by:


------------------------


------------------------
By:
Its:

Exhibit H

                          RCBA STRATEGIC PARTNERS, L.P.
                          909 MONTGOMERY ST., SUITE 400
                         SAN FRANCISCO, CALIFORNIA 94133
                                 (415) 434-1111


                                                          February 23, 2001


Board of Directors
CB Richard Ellis Services, Inc.
200 North Sepulveda Boulevard
El Segundo, California 90245-4380
Attention: James J. Didion
           Chairman of the Board of Directors

Dear Sirs:


               Concurrently herewith CB Richard Ellis Services, Inc., a Delaware corporation (the "COMPANY") is entering into an Agreement and Plan of Merger, dated as of the date hereof (the "AGREEMENT"), by and among the Company, BLUM CB Holding Corp., a Delaware corporation ("HOLDING"), and BLUM CB Corp., a Delaware corporation wholly owned by Holding ("ACQUIROR"). Capitalized terms in this letter shall have the meaning ascribed thereto in the Agreement.

               In exchange for good and valuable consideration and in order to induce the Company to enter into the Agreement, RCBA Strategic Partners, L.P. ("BLUM"), an affiliate of Holding and Acquiror, hereby irrevocably guarantees (the "GUARANTEE") the payment to the Company of any and all amounts which are finally judicially determined to be due to the Company from Acquiror or Holding by reason of the willful breach of the terms of the Agreement by Acquiror or Holding (any such amount so due, an "OBLIGATION"), up to a maximum of $20,000,000 in the manner set forth in the following paragraph of this letter. For the purposes of this Guarantee, the term "finally judicially determined" shall mean the entry of a judgment by a court or other tribunal of competent jurisdiction, which judgment has become final and non-appealable, that Acquiror or Holding are in willful breach of the terms of the Agreement or, in the event either Acquiror or Holding become the subject of a case under any chapter of title 11 of the United States Code, the allowance by order of the bankruptcy court or other court of competent jurisdiction, of the Company's proof of claim against Acquiror or Holding based on its willful breach of the Agreement, which order has become final and non-appealable.

               If Acquiror or Holding shall have been finally judicially determined to have been in willful breach of the Agreement, then BLUM, promptly upon, and in no event less than five Business Days after, the Company's written demand, shall be obligated to pay to the Company an amount equal to the unpaid Obligation then due and owing, up to a maximum of $20,000,000. Any Obligation paid by BLUM shall be paid in lawful currency of the United States of America and in immediately available funds.

               This Guarantee shall terminate upon the earlier of (i) the Closing Date or (ii) the termination of the Agreement pursuant to the provisions of Section 10.1 thereof under circumstances which can not give rise to any Obligation.

               This Guarantee is unconditional. BLUM hereby waives all notices (including notice of acceptance of the Guarantee, of default or nonperformance, demands and protests in connection with the enforcement of the obligations hereunder).

               NO REMEDIES OTHER THAN AS PROVIDED BY THIS GUARANTEE SHALL BE AVAILABLE AGAINST BLUM, FREEMAN SPOGLI & CO. ("FREEMAN SPOGLI") OR THEIR RESPECTIVE AFFILIATES (OTHER THAN ACQUIROR OR HOLDING), DIRECTLY OR INDIRECTLY (INCLUDING THROUGH A CLAIM AGAINST ACQUIROR OR HOLDING), WITH RESPECT TO THE AGREEMENT OR THE CONTEMPLATED TRANSACTIONS, OTHER THAN FOR FRAUD OR PURSUANT TO THE CONFIDENTIALITY AGREEMENT REFERENCED IN SECTION 8.4 OF THE AGREEMENT. IT IS UNDERSTOOD AND AGREED THAT THE COMPANY WILL RECOVER ANY RECOVERABLE AMOUNTS ARISING OUT OF THE AGREEMENT SOLELY FROM ACQUIROR OR HOLDING UNDER THE AGREEMENT OR FROM BLUM HEREUNDER (AS PROVIDED HEREIN) OR PURSUANT TO THE CONFIDENTIALITY AGREEMENT REFERENCED IN SECTION 8.4 OF THE AGREEMENT. THE COMPANY COVENANTS NOT TO SUE BLUM, FREEMAN SPOGLI OR THEIR RESPECTIVE AFFILIATES (OTHER THAN ACQUIROR OR HOLDING) FOR ANY MATTER ARISING OUT OF THE AGREEMENT OR OUT OF THE CONTEMPLATED TRANSACTIONS, OTHER THAN FOR FRAUD OR TO ENFORCE THIS GUARANTEE OR PURSUANT TO THE CONFIDENTIALITY AGREEMENT REFERENCED IN SECTION 8.4 OF THE AGREEMENT. THIS GUARANTEE CONSTITUTES THE SOLE REMEDY OF THE COMPANY AGAINST BLUM, FREEMAN SPOGLI OR THEIR AFFILIATES (OTHER THAN ACQUIROR OR HOLDING) WITH RESPECT TO THE AGREEMENT OR WITH RESPECT TO THE CONTEMPLATED TRANSACTIONS, OTHER THAN FOR FRAUD OR PURSUANT TO THE CONFIDENTIALITY AGREEMENT REFERENCED IN
SECTION 8.4 OF THE AGREEMENT.

               BLUM hereby represents and warrants to the Company as to the following: (a) it has all requisite legal capacity, power and authority to enter into this Guarantee and to perform its obligations hereunder; (b) this Guarantee has been duly authorized, executed and delivered by BLUM and constitutes a valid and binding obligation of BLUM enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing; (c) the execution and delivery of this Guarantee do not, and the compliance by BLUM with the terms hereof will not, conflict with or result in any violation of, or default (with or without notice or lapse of time or both) under, permit the termination of any provision of or result in the termination of or the acceleration of the maturity or performance of, or result in the creation or imposition of any Lien upon any of the assets or properties of BLUM under, (i) any provision of any agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such undersigned party or its property or assets, (ii) the organizational documents of BLUM or (iii) any mortgage, lease, franchise, license, permit, agreement, instrument, law, order, arbitration award, judgment or decree to which BLUM is a party or by which it is bound, except to the extent that any such events would not reasonably be expected to have a material adverse effect on BLUM's ability to perform under this Guarantee.

               Neither this Guarantee nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Guarantee will be binding upon, inure to the benefit of and be enforceable only by the parties hereto and their respective permitted assigns. Any attempted assignment in violation of the terms of this paragraph shall be null and void.

               This Guarantee constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto. The waiver by any party of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision. Any term or provision of this Guarantee which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Guarantee in any other jurisdiction.

               This Guarantee shall be governed by and construed in accordance with the law of the State of Delaware applicable to contracts and executed and to be performed entirely within such State.

                                       Sincerely,



                                       RCBA STRATEGIC PARTNERS, L.P.



                                       By:  RCBA GP, L.L.C., its general partner




                                       By:
                                            -----------------------------

                                            Name: Claus J. Moller

                                            Title:



Agreed to and accepted as of the

date first set forth above:



CB RICHARD ELLIS SERVICES, INC.







By:
      --------------------------

      Name:

      Title:

Exhibit I

                          FS EQUITY PARTNERS III, L.P.

                     FS EQUITY PARTNERS INTERNATIONAL, L.P.

                    11100 SANTA MONICA BOULEVARD, SUITE 1900

                          LOS ANGELES, CALIFORNIA 90025

                                 (310) 444-1822





                                                   February 23, 2001



RCBA Strategic Partners, L.P.

909 Montgomery Street, Suite 400

San Francisco, California  94133

Attention:  Claus J. Moller



Dear Sirs or Madams:



               Reference is made to (i) the letter (the "GUARANTEE LETTER") dated the date hereof from RCBA Strategic Partners, L.P. ("BLUM") to CB Richard Ellis Services, Inc., a Delaware corporation (the "COMPANY"), and (ii) the Agreement and Plan of Merger (the "AGREEMENT") dated as of the date hereof by and among the Company, BLUM CB Holding Corp., a Delaware corporation ("HOLDING"), and BLUM CB Corp., a Delaware corporation wholly owned by Holding ("ACQUIROR"). Capitalized terms in this letter shall have the meaning ascribed thereto in the Letter.

               In the event that (a) BLUM shall become obligated to make a payment to the Company as a result of any Obligation pursuant to the Letter and
(b) the action that constituted the willful breach of the terms of the Agreement by Acquiror or Holding that resulted in such Obligation was mutually agreed to by BLUM, on the one hand, and the undersigned, on the other hand, prior to such action being taken, then FS Equity Partners III, L.P. ("FSEP III") agrees to contribute to BLUM 34.687836% of such payment and FS Equity Partners International, L.P. ("FSEP International") agrees to contribute to BLUM 1.312164% of such payment; provided that the maximum amount contributed by FSEP III pursuant to this letter shall be $3,468,783.60 and the maximum amount contributed by FSEP International pursuant to this letter shall be $131,216.40.



               Neither this letter nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this letter will be binding upon, inure to the benefit of and be enforceable only by the parties hereto and their respective permitted assigns. Any attempted assignment in violation of the terms of this paragraph shall be null and void. This letter shall be governed by and construed in accordance with the law of the State of New York applicable to contracts and executed and to be performed entirely within such State.

                                   Sincerely,

                                   FS EQUITY PARTNERS III, L.P.

                                   By:   FS Capital Partners, L.P., its general

                                         partner



                                         By:  FS Holdings, Inc., its general

                                              partner



                                   By:
                                       --------------------

                                       Name:

                                       Title:



                                   FS EQUITY PARTNERS INTERNATIONAL, L.P.

                                   By:   FS&Co. International, L.P., its general

                                         partner



                                         By:  FS International Holdings
                                              Limited, its general partner



                                   By:
                                       --------------------

                                       Name:

                                       Title:



Agreed to and accepted as of the

date first set forth above:

RCBA STRATEGIC PARTNERS, L.P.



By:   RCBA GP, L.L.C., its general partner





By:
      -----------------------------

      Name:

      Title: